Filed pursuant to General Instruction II. L. of Form F-10
File No. 333-141410
PROSPECTUS SUPPLEMENT
(To Prospectus Dated April 16, 2007)

12,500,000 Shares
NovaGold Resources Inc.
Common Shares
US$16.25 per share

NovaGold Resources Inc. (the “Company” or “NovaGold”) is selling 12,500,000 of its common shares (each a “Common Share”). The Company has granted the underwriters an option (the “Over-allotment Option”) to purchase up to 1,875,000 additional common shares to cover over-allotments.

The outstanding common shares of the Company are listed for trading on the American Stock Exchange (“AMEX”) and the Toronto Stock Exchange (the “TSX”) under the symbol “NG”. On April 18, 2007, the closing price of the Common Shares on AMEX and the TSX was US$17.40 and Cdn$19.62, respectively.

Investing in the Common Shares involves risks. See “Risk Factors” beginning on page S-6.

This offering is made by a foreign issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States and Canada, to prepare this prospectus supplement and the accompanying base shelf prospectus to which it relates in accordance with Canadian disclosure requirements. Prospective investors should be aware that such requirements are different from those of the United States. Financial statements included or incorporated herein have been prepared in accordance with Canadian generally accepted accounting principles, and may be subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies.

Prospective investors should be aware that the acquisition of the securities described herein may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States may not be described fully herein.

The enforcement by investors of civil liabilities under the federal securities laws may be affected adversely by the fact that the Company is incorporated under the laws of Nova Scotia, Canada, that some of its officers and directors are residents of Canada, that some or all of the underwriters or experts named in the registration statement are residents of Canada, and that a substantial portion of the assets of the Company and said persons are located outside the United States.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share		Total

Public Offering Price	US$	16.25	US$	203,125,000
Underwriting Commission	US$	0.7556	US$	9,445,000
Proceeds to NovaGold (before expenses)	US$	15.4944	US$	193,680,000

The public offering price for the Common Shares offered in the United States is payable in U.S. dollars, and the public offering price for the Common Shares offered in Canada is payable in Canadian dollars at the Canadian dollar equivalent of the U.S. dollar public offering price based on the prevailing exchange rate on the date of this prospectus supplement.

The underwriters expect to deliver the Common Shares to purchasers on or about April 24, 2007.

Citi	RBC Capital Markets
Scotia Capital

Cormark Securities	MGI Securities

April 19, 2007

You should rely only on the information contained in or incorporated by reference into this prospectus supplement and the accompanying base shelf prospectus. The Company has not authorized anyone to provide you with different information. The Company is not making an offer of these Common Shares in any jurisdiction where the offer is not permitted. You should not assume that the information contained in this prospectus supplement or the accompanying base shelf prospectus is accurate as of any date other than the date on the front of this prospectus supplement.

PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is the prospectus supplement, which describes the terms of the Offering and adds to and updates information contained in the accompanying base shelf prospectus and the documents incorporated by reference. The second part is the accompanying base shelf prospectus, which gives more general information, some of which may not apply to the Offering. This prospectus supplement is deemed to be incorporated by reference into the accompanying base shelf prospectus solely for the purpose of this Offering.

Unless the context otherwise requires, references in this prospectus supplement to “NovaGold” or the “Company” includes NovaGold Resources Inc. and each of its material subsidiaries.

CURRENCY AND FINANCIAL STATEMENT PRESENTATION

Unless stated otherwise or the context otherwise requires, all references to dollar amounts in this prospectus supplement are references to Canadian dollars. References to “$” or “Cdn$” are to Canadian dollars and references to “US$” are to U.S. dollars. See “Exchange Rate Information”. The Company’s financial statements that are incorporated by reference into this prospectus supplement have been prepared in accordance with generally accepted accounting principles in Canada, and the financial statements for the year ended November 30, 2006 are reconciled to generally accepted accounting principles in the United States as described in note 16 to the Company’s audited consolidated annual financial statements for fiscal 2006.

CAUTIONARY NOTE TO UNITED STATES INVESTORS

This prospectus supplement and the accompanying base shelf prospectus have been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. Unless otherwise indicated, all reserve and resource estimates included in this prospectus supplement and the accompanying base shelf prospectus have been prepared in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining and Metallurgy Classification System. NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. NI 43-101 permits the disclosure of an historical estimate made prior to the adoption of NI 43-101 that does not comply with NI 43-101 to be disclosed using the historical terminology if the disclosure: (a) identifies the source and date of the historical estimate; (b) comments on the relevance and reliability of the historical estimate; (c) states whether the historical estimate uses categories other than those prescribed by NI 43-101, and (d) includes any more recent estimates or data available. Such historical estimates are presented concerning the Company’s Ambler project and the Saddle mineralization adjacent to the Rock Creek property.

Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission (“SEC”), and reserve and resource information contained or incorporated by reference into this prospectus supplement and the accompanying base shelf prospectus may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “reserves”. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC’s disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the SEC. U.S. investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimated “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of an “inferred mineral resource” exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported by NovaGold in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with United States standards.

See “Preliminary Notes — Glossary and Defined Terms” in the Company’s Annual Information Form for the fiscal year ended November 30, 2006, which is incorporated by reference, for a description of certain of the mining terms used in this prospectus supplement and the accompanying base shelf prospectus and the documents incorporated by reference herein and therein.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus supplement, the accompanying base shelf prospectus and the documents incorporated by reference herein and therein contain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 concerning the Company’s plans at the Galore Creek, Donlin Creek, Nome Operations and Ambler projects, production, capital, operating and cash flow estimates and other matters. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.

Statements concerning mineral reserve and resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “anticipates”, “plans”, “estimates”, “intends”, “strategy”, “goals”, “objectives” or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be “forward-looking statements.” Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation:

•	commodity price fluctuations;

•	risks related to the Company’s ability to finance the development of its mineral properties;

•	risks related to the Company’s ability to commence production and generate material revenues or obtain adequate financing for its planned exploration and development activities;

•	the risk that permits and governmental approvals necessary to develop and operate mines on the Company’s properties will not be available on a timely basis or at all;

•	uncertainty of capital costs, operating costs, production and economic returns;

•	risks related to management of the Donlin Creek project by Barrick Gold Corporation (“Barrick”) and the effect of disputes with Barrick over management and ownership of the project or its development;

•	the possible dilution of the Company’s interest in the Donlin Creek project if Barrick successfully completes the back-in requirements and earns an additional 40% interest in the project or if Calista Corporation exercises its right to acquire an interest in the project;

•	risks involved in the Company’s litigation over the Grace claims with Pioneer Metals Corporation (“Pioneer”), which is owned by Barrick, and Pioneer’s opposition to the use by the Company of a portion of the Grace property for a tailings and waste rock facility for the Galore Creek project;

•	risks involved in litigation opposing the Company’s permits at Rock Creek;

•	uncertainty inherent in litigation including the effects of discovery of new evidence or advancement of new legal theories, and the difficulty of predicting decisions of judges and juries;

•	the Company’s need to attract and retain qualified management and technical personnel;

•	risks related to the integration of new acquisitions into the Company’s existing operations;

•	uncertainty of production at the Company’s mineral exploration properties;

•	risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of the Company’s mineral deposits;

•	mining and development risks, including risks related to accidents, equipment breakdowns, labour disputes or other unanticipated difficulties with or interruptions in development, construction or production;

•	risks related to governmental regulation, including environmental regulation;

•	risks related to reclamation activities on the Company’s properties;

•	uncertainty related to title to the Company’s mineral properties;

•	uncertainty related to unsettled aboriginal rights and title in British Columbia;

•	the Company’s history of losses and expectation of future losses;

•	uncertainty as to the Company’s ability to acquire additional commercially mineable mineral rights;

•	currency fluctuations;

•	increased competition in the mining industry; and

•	risks related to the Company’s current practice of not using hedging arrangements.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in this prospectus supplement and the accompanying base shelf prospectus under the heading “Risk Factors” and elsewhere in this prospectus supplement, the accompanying base shelf prospectus and in the documents incorporated by reference herein and therein. The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and the Company does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

EXCHANGE RATE INFORMATION

The following table sets forth (i) the rate of exchange for the Canadian dollar, expressed in U.S. dollars, in effect at the end of the periods indicated, (ii) the average exchange rates on the last day of each month during such periods, and (iii) the high and low exchange rates during such periods, each based on the noon rate of exchange as reported by the Bank of Canada for conversion of Canadian dollars into U.S. dollars:

	Fiscal Year Ended
	November 30			Three Month Period Ended February 28
	2006	2005	2004	2006	2007

Rate at the end of period	0.8760	0.8566	0.8401	0.8787	0.8547
Average rate during period	0.8846	0.8259	0.7674	0.8702	0.8536
Highest rate during period	0.9099	0.8613	0.8493	0.8787	0.8759
Lowest rate during period	0.8522	0.7872	0.7159	0.8522	0.8437

On April 18, 2007, the exchange rate based on the Bank of Canada noon rate was $1.00 per US$0.8859.

THE OFFERING

The following summary contains basic information about the Offering and is not intended to be complete. It does not contain all the information that is important to you. You should carefully read the entire prospectus supplement, the accompanying base shelf prospectus and the documents incorporated by reference herein and therein before making an investment decision. Unless otherwise indicated, the information in this prospectus supplement assumes that the Underwriters do not exercise their Over-allotment Option to purchase additional Common Shares.

Issuer	NovaGold Resources Inc.

Securities offered	12,500,000 Common Shares.

Over-allotment Option	The Underwriters have been granted an Over-allotment Option to purchase up to 1,875,000 additional Common Shares at the Offering price. The Over-allotment Option is exercisable for 30 days from the date of closing of the Offering.

Use of proceeds	The net proceeds from this Offering will be approximately $216.5 million (or approximately $249.2 million if the Underwriters exercise their Over-allotment Option in full), after deducting the Underwriting Commission and estimated expenses. The Company intends to use approximately $200.0 million of the net proceeds of this Offering to fund further exploration at, and initial construction of, the Galore Creek project and to fund general exploration and development on the Company’s other projects and intends to use the remaining proceeds for general corporate purposes.

Stock Exchange symbols	The Common Shares are listed on the AMEX and on the TSX under the symbol “NG”.

Income Tax considerations	The Common Shares will be subject to special and complex tax rules for U.S. taxpayers. Holders are urged to consult their own tax advisors with respect to the U.S. and Canadian federal, state, provincial, territorial, local and foreign tax consequences of purchasing, owning and disposing of the Common Shares. See “Certain Income Tax Considerations for U.S. Holders”.

Potential investors that are U.S. taxpayers should be aware that we believe we are currently a “passive foreign investment company,” or PFIC, and we expect to be a PFIC for all taxable years prior to the time the Rock Creek and Big Hurrah projects generate revenue sufficient to cause us to cease to be a PFIC. For more information on tax considerations related to our PFIC status see “Certain Income Tax Considerations for U.S. Holders — United States Federal Income Tax Considerations”.

Risk Factors	See “Risk Factors” in this prospectus supplement and the accompanying base shelf prospectus for a discussion of factors you should carefully consider before deciding to invest in the Common Shares.

THE COMPANY

NovaGold is a growing company engaged in the exploration and development of mineral properties in Alaska and western Canada, with one of its properties currently under development and two of its properties progressing toward development. The Company conducts its operations through wholly-owned subsidiaries and joint ventures. Since 1998, the Company has assembled a portfolio of gold and base metal properties. The Company is focused primarily on gold properties, some of which have significant copper and silver resources. The Company’s Galore

Creek project is the subject of a feasibility study and construction is expected to start following receipt of permits and approvals. The Company’s Donlin Creek project is an advanced stage exploration project. Construction on the Company’s Rock Creek project commenced in the summer of 2006. The Ambler project is an earlier stage polymetallic massive sulphide deposit.

•	Galore Creek is a large copper-gold deposit located in northwestern British Columbia with proven and probable reserves of 5.3 million ounces of gold, 92.6 million ounces of silver and 6.6 billion pounds of copper. The project’s measured and indicated resources, inclusive of proven and probable reserves, total 8.3 million ounces of gold, 141.8 million ounces of silver and 10.2 billion pounds of copper. In addition, Galore Creek hosts inferred resources of 5.3 million ounces of gold, 85.4 million ounces of silver and 4.4 billion pounds of copper.

•	Donlin Creek, a joint venture with a subsidiary of Barrick, is one of the largest known undeveloped gold deposits in the world, based on publicly reported resources. Donlin Creek contains measured and indicated resources of 16.6 million ounces of gold and additional inferred resources of 17.1 million ounces of gold according to a NI 43-101 compliant report conducted by SRK Consulting (US), Inc. in September 2006.

•	The Nome Operations include the Rock Creek, Big Hurrah and Nome Gold projects (“Nome Operations”). Construction on Rock Creek commenced in the summer of 2006. The Company expects production from Rock Creek and Big Hurrah to be at an average annual production rate of approximately 100,000 ounces of gold with production expected to commence in late 2007.

•	Ambler, in which NovaGold has an option to acquire a joint venture interest through an agreement with subsidiaries of Rio Tinto plc, is a large, high grade polymetallic massive sulphide deposit with a non-compliant NI 43-101 historical inferred resource estimate. Ambler was estimated in 1995 to contain 817,000 ounces of gold, 64 million ounces of silver, 3.2 billion pounds of copper and 4.4 billion pounds of zinc.

In addition, NovaGold holds a portfolio of earlier stage exploration projects that do not have a defined resource. The Company is also engaged in the sale of sand, gravel and land, and receives royalties from placer gold production, largely from its holdings around Nome, Alaska. For the purposes of NI 43-101, NovaGold’s material properties are the Galore Creek project and the Donlin Creek project.

RISK FACTORS

An investment in the Common Shares offered hereby involves certain risks. In addition to the other information contained in this prospectus supplement, the accompanying base shelf prospectus and the documents incorporated by reference herein and therein, prospective investors should carefully consider the factors set out under “Risk Factors” in the accompanying base shelf prospectus and the factors set out below in evaluating NovaGold and its business before making an investment in the Common Shares.

The trading price for the Company’s securities is volatile.

The trading price of the Company’s common shares has been and may continue to be subject to large fluctuations, which may result in losses to investors. The trading price of the Company’s common shares and warrants and any securities convertible into or exchangeable for, common shares or warrants may increase or decrease in response to a number of events and factors, including:

•	the price of gold and other metals;

•	the Company’s operating performance and the performance of competitors and other similar companies;

•	the public’s reaction to the Company’s press releases, other public announcements and the Company’s filings with the various securities regulatory authorities;

•	changes in earnings estimates or recommendations by research analysts who track the Company’s common shares or the shares of other companies in the resource sector;

•	changes in general economic conditions;

•	the number of the Company’s common shares to be publicly traded after an offering pursuant to any prospectus supplement;

•	the arrival or departure of key personnel;

•	acquisitions, strategic alliances or joint ventures involving the Company or its competitors; and

•	the factors listed under the heading “Cautionary Statement Regarding Forward-Looking Statements”.

In addition, the market price of the Company’s common shares is affected by many variables not directly related to the Company’s success and therefore not within the Company’s control, including other developments that affect the market for all resource sector shares, the breadth of the public market for the Company’s share, and the attractiveness of alternative investments. The effect of these and other factors on the market price of common shares on the exchanges on which the Company trades has historically made the Company’s share price volatile and suggests that the Company’s share price will continue to be volatile in the future.

Sales of a significant number of our common shares in the public markets, or the perception of such sales, could depress the market price of the Common Shares.

Sales of a substantial number of our common shares or other equity-related securities in the public markets by the Company or its significant shareholders could depress the market price of the Common Shares and impair our ability to raise capital through the sale of additional equity securities. We cannot predict the effect that future sales of our common shares or other equity-related securities would have on the market price of our common shares. The price of our common shares could be affected by possible sales of our common shares by hedging or arbitrage trading activity which we expect to occur involving our common shares.

We believe we are a “passive foreign investment company” under the U.S. Internal Revenue Code and if we are or become a “passive foreign investment company” there may be adverse U.S. tax consequences for investors in the United States.

Potential investors that are U.S. taxpayers should be aware that we believe we are currently a “passive foreign investment company” under Section 1297(a) of the U.S. Internal Revenue Code (“PFIC”) and we expect to be a PFIC for all taxable years prior to the time the Rock Creek and Big Hurrah projects generate sufficient revenue to cause us to cease to be a PFIC. If we are or become a PFIC, any gain recognized on the sale of our common shares and any “excess distributions” (as specifically defined) paid on our common shares must be ratably allocated to each day in a U.S. taxpayer’s holding period for the common shares. The amount of any such gain or excess distribution allocated to prior years of such U.S. taxpayer’s holding period for the common shares generally will be subject to U.S. federal income tax at the highest tax rate applicable to ordinary income in each such prior year, and the U.S. taxpayer will be required to pay interest on the resulting tax liability for each such prior year, calculated as if such tax liability had been due in each such prior year.

If our Rock Creek and Big Hurrah projects are placed into production, we expect that we will not be a PFIC for the taxable year during which sufficient revenue is generated from the mine, and we expect that we will not be a PFIC for each subsequent taxable year thereafter. The determination of whether we will be a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether we will be a PFIC for any taxable year generally depends on our assets and income over the course of each such taxable year and, as a result, cannot be predicted with certainty as of the date of this prospectus supplement. Accordingly, there can be no assurance that the IRS will not challenge the determination made by us concerning our PFIC status or that we will not be a PFIC for any taxable year.

Alternatively, a U.S. taxpayer that makes a “QEF election” generally will be subject to U.S. federal income tax on such U.S. taxpayer’s pro rata share of our “net capital gain” and “ordinary earnings” (calculated under U.S. federal income tax rules), regardless of whether such amounts are actually distributed by us. We intend to satisfy the record keeping requirements and provide the required information under the QEF rules in the event that we are a PFIC and a U.S. taxpayer wishes to make a QEF election.

As a second alternative, a U.S. taxpayer may make a “mark-to-market election” if we are a PFIC and the common shares are “marketable stock” (as specifically defined). A U.S. taxpayer that makes a mark-to-market election generally will include in gross income, for each taxable year in which we are a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the common shares as of the close of such taxable year over (b) such U.S. taxpayer’s tax basis in such common shares.

For additional discussion, see “Certain Income Tax Considerations for U.S. Holders — United States Federal Income Tax Considerations”.

USE OF PROCEEDS

The Company estimates that the net proceeds from the Offering will be approximately $216.5 million after deducting the Underwriting Commission and the Company’s estimated fees and expenses. If the Underwriters’ Over-allotment Option is exercised in full, the net proceeds will be approximately $249.2 million. The Company intends to use approximately $200.0 million of the net proceeds from the Offering to fund further exploration at, and initial construction of, the Galore Creek project and to fund general exploration and development of the Company’s other projects. The Company expects to use the remaining proceeds, and the proceeds from the exercise of the Over-allotment Option, if any, for general corporate purposes.

The actual amount that the Company spends in connection with each of the intended uses of proceeds may vary significantly from the amounts specified above, and will depend on a number of factors, including those listed under “Risk Factors” in this prospectus supplement and the accompanying base shelf prospectus.

One of the directors of the Company is also a Managing Director of Scotia Capital Inc., one of the Underwriters. Consequently, the Company may be considered a “connected issuer” of Scotia Capital Inc. under applicable Canadian securities laws. See “Underwriting”.

PRICE RANGE AND TRADING VOLUME

The Company’s common shares are listed for trading on the TSX and AMEX under the trading symbol “NG”. The following tables set out the market price range and trading volumes of the Company’s common shares on the TSX and AMEX for the periods indicated.

Toronto Stock Exchange

				Volume
Year(1)		High	Low	(No. of Shares)
		($)	($)

2007	April 1-18	20.44	19.03	2,286,246
	March	19.88	18.50	4,167,934
	First Quarter	20.26	18.10	11,625,772
2006	Fourth Quarter	20.19	16.89	18,399,295
	Third Quarter	19.86	11.62	33,071,839
	Second Quarter	19.09	13.27	19,321,709
	First Quarter	14.71	9.59	22,208,171
2005	Fourth Quarter	11.25	8.57	9,883,912
	Third Quarter	10.93	8.13	9,682,955
	Second Quarter	11.40	8.47	8,507,772
	First Quarter	12.15	7.80	9,669,080

Note:

(1)	The Company’s fiscal year end is November 30.

On April 18, 2007, the closing price of the Company’s common shares on the TSX was $19.62 per common share.

American Stock Exchange

				Volume
Year(1)		High	Low	(No. of Shares)
		(US$)	(US$)

2007	April 1-18	17.82	16.75	4,591,173
	March	17.10	16.19	7,475,155
	First Quarter	17.46	15.50	32,999,018
2006	Fourth Quarter	18.20	14.55	71,416,400
	Third Quarter	17.90	10.55	47,299,500
	Second Quarter	16.72	11.72	37,884,400
	First Quarter	12.79	8.16	43,965,800
2005	Fourth Quarter	9.60	7.30	18,307,100
	Third Quarter	8.86	6.77	18,036,800
	Second Quarter	9.40	6.67	22,321,600
	First Quarter	9.79	6.40	23,334,800

Note:

(1)	The Company’s fiscal year end is November 30.

On April 18, 2007, the closing price of the Company’s common shares on the AMEX was US$17.40 per common share.

DIVIDEND POLICY

The Company has not declared or paid any dividends on its common shares since the date of its incorporation. The Company intends to retain its earnings, if any, to finance the growth and development of its business and does not expect to pay dividends or to make any other distributions in the near future. The Company’s Board of Directors will review this policy from time to time having regard to the Company’s financing requirements, financial condition and other factors considered to be relevant.

CONSOLIDATED CAPITALIZATION

The following table sets forth the cash and cash equivalents, long term debt and capitalization of NovaGold as of November 30, 2006 and February 28, 2007 on an actual basis and as of February 28, 2007, as adjusted to give effect to this Offering as though it had occurred on such date. This table should be read in conjunction with the Company’s audited consolidated financial statements for the year ended November 30, 2006 and the quarter ended February 28, 2007.

			As at February 28, 2007
	As at	As at	After Giving Effect to the
	November 30,	February 28,	Issuance of the Common
	2006	2007	Shares(2)
	(In thousands)	(In thousands)	(In thousands)

Cash and cash equivalents(3)	$106,583	$53,699	$270,170	(1)
Long term debt(4)	$ NIL	$ NIL	$ NIL
Outstanding common shares(5)(6) (1,000,000,000 authorized)	91,574	91,980	104,480

Notes:

(1)	After deduction of the Underwriting Commission and the estimated expenses of the Offering.

(2)	Prior to the exercise of the Over-allotment Option.

(3)	These figures do not include short term investments that the Company intends to sell within the next 12 months with a fair market value (mark to market) of $29,829,000 and $28,646,000 at November 30, 2006 and February 28, 2007, respectively.

(4)	These figures do not include $34,039,000 and $51,188,000 of other liabilities at November 30, 2006 and February 28, 2007 that almost entirely relate to costs on the Donlin Creek project at 70% ownership funded by Barrick and payable from the Company’s future cash flow from Donlin Creek.

(5)	These figures do not include 8,838,000 and 8,795,000 common shares reserved for issuance pursuant to outstanding stock options, which were exercisable at a weighted average exercise price of $8.13 and $8.57 as at November 30, 2006 and February 28, 2007, respectively.

(6)	These figures include approximately 9,000 common shares held by a wholly-owned subsidiary of the Company.

DESCRIPTION OF SHARE CAPITAL

The Company’s authorized share capital consists of 1,000,000,000 common shares without par value and 10,000,000 preferred shares, issuable in series. As at April 18, 2007, the Company had 92,073,823 common shares and no preferred shares issued and outstanding.

Common Shares

All of the common shares rank equally as to voting rights, participation in a distribution of the assets of the Company on a liquidation, dissolution or winding-up of the Company and the entitlement to dividends. The holders of the common shares are entitled to receive notice of all meetings of shareholders and to attend and vote the shares at the meetings. Each common share carries with it the right to one vote.

In the event of the liquidation, dissolution or winding-up of the Company or other distribution of its assets, the holders of the common shares will be entitled to receive, on a pro rata basis, all of the assets remaining after the

Company has paid out its liabilities. Distributions in the form of dividends, if any, will be set by the board of directors.

Provisions as to the modification, amendment or variation of the rights attached to the common shares are contained in the Company’s articles of association and the Companies Act (Nova Scotia). Generally speaking, substantive changes to the share capital require the approval of the shareholders by special resolution (at least 75% of the votes cast) and in certain cases approval by the holders of a class or series of shares, including in certain cases a class or series of shares not otherwise carrying voting rights, in which event the resolution must be approved by no less than two-thirds of the votes cast by shareholders who vote in respect of the resolution.

Preferred Shares

The Company’s preferred shares may be issued from time to time in one or more series, the number of shares, designation, rights and restrictions of which will be determined by the board of directors of the Company. The preferred shares rank ahead of the common shares with respect to the payment of dividends and the payment of capital. There are no preferred shares outstanding at the date of this prospectus supplement.

CERTAIN INCOME TAX CONSIDERATIONS FOR U.S. HOLDERS

Canadian Income Tax Considerations

In the opinion of Blake, Cassels & Graydon LLP, counsel to the Company, and McCarthy Tétrault, LLP, counsel to the Underwriters, the following is a summary of the principal Canadian federal income tax consequences of the purchase, ownership and disposition of the Common Shares generally applicable to purchasers of Common Shares pursuant to this prospectus supplement who are U.S. Holders (as defined below under the heading “Certain United States Federal Income Tax Considerations”) and, who, at all relevant times, are not and never have been residents of Canada for the purposes of the Income Tax Act (Canada) (the “Tax Act”) and the regulations thereunder (the “Regulations”), hold their Common Shares as capital property, deal at arm’s length and are not affiliated with the Company for the purposes of the Tax Act, and do not use or hold and are not deemed to use or hold such Common Shares in connection with a business carried on in Canada. Common Shares will generally be considered to be capital property to a U.S. Holder unless the shares are held in the course of carrying on a business of trading or dealing in securities or were acquired in one or more transactions considered to be an adventure in the nature of trade. This summary does not apply to a U.S. Holder that carries on, or is deemed to carry on, an insurance business in Canada and elsewhere; and such holders should consult their own tax advisers.

This summary is based upon the current provisions of the Tax Act, the Regulations, all specific proposals (the “Proposals”) to amend the Tax Act and Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof, and the provisions of the Canada — United States Income Tax Convention (1980) (the “Convention”) as in effect on the date hereof. No assurance can be given that the Proposals will be enacted as proposed, if at all. This summary does not otherwise take into account or anticipate any changes in law, whether by legislative, governmental or judicial decision or action, nor does it take into account tax laws of any province or territory of Canada or of any jurisdiction outside of Canada. For the purposes of the Tax Act, all amounts must be determined in Canadian dollars.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular U.S. Holder. The tax liability of a U.S. Holder will depend on the holder’s particular circumstances. Accordingly, U.S. Holders should consult with their own tax advisors for advice with respect to their own particular circumstances.

Dividends

Dividends paid or credited or deemed to be paid or credited to a non-resident of Canada for purposes of the Tax Act in respect of the Common Shares will be subject to Canadian withholding tax at a rate of 25% of the gross amount of the dividends. Under the Convention, the rate of Canadian withholding tax on dividends paid or credited or deemed to be paid or credited by the Company to a U.S. Holder that is a resident of the United States for purposes of the Convention and that beneficially owns such dividends is generally 15% unless the beneficial owner is a company which owns at least 10% of the Company’s voting stock at that time in which case the rate of Canadian withholding tax is reduced to 5%. U.S. Holders that are Limited Liability Corporations should consult their own tax advisors for advice with respect to their entitlement, if any, to relief under the Convention.

Dispositions

A U.S. Holder will not be subject to tax in Canada on any capital gain realized on a disposition of Common Shares provided that the shares do not constitute “taxable Canadian property” of the U.S. Holder at the time of disposition. Generally, Common Shares will not constitute taxable Canadian property to a U.S. Holder provided that such shares are listed on a prescribed stock exchange (which currently includes the TSX and AMEX) at the time of the disposition and, during the 60 month period immediately preceding the disposition, the U.S. Holder, persons with whom the U.S. Holder does not deal at arm’s length, or the U.S. Holder together with all such persons has not owned 25% or more of the issued shares of any series or class of the capital stock of the Company and has not owned an interest in or an option to acquire 25% or more of any class or series of shares of the Company..

United States Federal Income Tax Considerations

The following is a summary of certain material U.S. federal income tax consequences to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership, and disposition of common shares of the Company (“Common Shares”).

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax consequences that may apply to a U.S. Holder as a result of the acquisition, ownership, and disposition of Common Shares. This summary applies only to U.S. Holders that hold Common Shares as “capital assets” (generally, property held for investment) within the meaning of Section 1221 of the United States Internal Revenue Code of 1986, as amended (the “Code”). In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. federal income, U.S. state and local, and foreign tax consequences (including the potential application of and operation of any tax treaties) of the acquisition, ownership, and disposition of Common Shares.

Scope of this Summary

Authorities

This summary is based on the Code, Treasury Regulations (whether final, temporary, or proposed), published rulings of the Internal Revenue Service (the “IRS”), published administrative positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the “Canada-U.S. Tax Convention”), and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date of this prospectus. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive basis. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive basis.

U.S. Holders

For purposes of this summary, a “U.S. Holder” is a beneficial owner of Common Shares that, for U.S. federal income tax purposes, is (a) an individual who is a citizen or resident of the U.S., (b) a corporation, or any other entity classified as a corporation, for U.S. federal income tax purposes, that is created or organized in or under the laws of the U.S. or any state in the U.S., including the District of Columbia, (c) an estate if the income of such estate is subject to U.S. federal income tax regardless of the source of such income, or (d) a trust if (i) such trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes or (ii) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust.

Non-U.S. Holders

For purposes of this summary, a “non-U.S. Holder” is a beneficial owner of Common Shares other than a U.S. Holder. This summary does not address the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares to non-U.S. Holders. Accordingly, a non-U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. federal income, U.S. state and local, and foreign tax consequences (including the potential application of and operation of any tax treaties) of the acquisition, ownership, and disposition of Common Shares.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares to U.S. Holders that are subject to special provisions under the Code, including the following U.S. Holders: (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) U.S. Holders that are financial institutions, insurance companies, real estate investment trusts, or regulated investment companies; (c) U.S. Holders that are dealers in securities or currencies or U.S. Holders that are traders in securities that elect to apply a mark-to-market accounting method; (d) U.S. Holders that have a “functional currency” other than the U.S. dollar; (e) U.S. Holders that are liable for the alternative minimum tax under the Code; (f) U.S. Holders that own Common Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (g) U.S. Holders that acquired Common Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (h) U.S. Holders that hold Common Shares other than as a capital asset within the meaning of Section 1221 of the Code; (i) U.S. expatriates or former long-term residents of the United States; and (j) U.S. Holders that own (directly, indirectly, or by attribution) 10% or more, by voting power or value, of the outstanding shares of the Company. U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own financial advisor, legal counsel or accountant regarding the U.S. federal income, U.S. state and local, and foreign tax consequences of the acquisition, ownership, and disposition of Common Shares.

If an entity that is classified as a partnership (or “pass-through” entity) for U.S. federal income tax purposes holds Common Shares, the U.S. federal income tax consequences to such partnership (or “pass-through” entity) and the partners of such partnership (or owners of such “pass-through” entity) generally will depend on the activities of the partnership (or “pass-through” entity) and the status of such partners (or owners). Partners of entities that are classified as partnerships (or owners of “pass-through” entities) for U.S. federal income tax purposes should consult their own financial advisor, legal counsel or accountant regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares.

Tax Consequences Other than U.S. Federal Income Tax Consequences Not Addressed

This summary does not address the U.S. state and local, U.S. federal estate and gift, or foreign tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Common Shares. Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. state and local, U.S. federal estate and gift, and foreign tax consequences of the acquisition, ownership, and disposition of Common Shares.

U.S. Federal Income Tax Consequences of the Acquisition, Ownership, and Disposition of Common Shares

Distributions on Common Shares

General Taxation of Distributions

Except as discussed below under “Additional Rules that May Apply to U.S. Holders — Passive Foreign Investment Company”, a U.S. Holder that receives a distribution, including a constructive distribution, with respect to the Common Shares will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of the Company. To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Company, such distribution will be treated (a) first, as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the Common Shares and, (b) thereafter, as gain from the sale or exchange of such Common Shares. (See more detailed discussion at “Disposition of Common Shares” below). Dividends paid on the Common Shares generally will not be eligible for the “dividends received deduction” available to domestic corporations.

Reduced Tax Rates for Certain Dividends

For taxable years beginning before January 1, 2011, a dividend paid by the Company generally will be taxed at the preferential tax rates applicable to long-term capital gains if (a) the Company is a “qualified foreign corporation” (as defined below), (b) the U.S. Holder receiving such dividend is an individual, estate, or trust, and (c) such dividend is paid on Common Shares that have been held by such U.S. Holder for at least 61 days during the 121-day period beginning 60 days before the “ex-dividend date.”

The Company generally will be a “qualified foreign corporation” under Section 1(h)(11) of the Code (a “QFC”) if (a) the Company is eligible for the benefits of the Canada-U.S. Tax Convention, or (b) the Common Shares are readily tradable on an established securities market in the U.S. However, even if the Company satisfies one or more of such requirements, the Company will not be treated as a QFC if the Company is a “passive foreign investment company” (as defined below) for the taxable year during which the Company pays a dividend or for the preceding taxable year.

As discussed below, the Company believes that it was a “passive foreign investment company” for its current taxable year, and expects that it may be a “passive foreign investment company” for the taxable year ending in one or more subsequent taxable years. (See more detailed discussion at “Additional Rules that May Apply to U.S. Holders — Passive Foreign Investment Company” below.) Accordingly, the Company does not expect be a QFC for the taxable year and one or more subsequent taxable years.

If the Company is not a QFC, a dividend paid by the Company to a U.S. Holder, including a U.S. Holder that is an individual, estate, or trust, generally will be taxed at ordinary income tax rates (and not at the preferential tax rates applicable to long-term capital gains). The dividend rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the dividend rules.

Distributions Paid in Foreign Currency

The amount of a distribution paid to a U.S. Holder in foreign currency generally will be equal to the U.S. dollar value of such distribution based on the exchange rate applicable on the date of receipt. A U.S. Holder that does not convert foreign currency received as a distribution into U.S. dollars on the date of receipt generally will have a tax basis in such foreign currency equal to the U.S. dollar value of such foreign currency on the date of receipt. Such a U.S. Holder generally will recognize ordinary income or loss on the subsequent sale or other taxable disposition of such foreign currency (including an exchange for U.S. dollars).

Disposition of Common Shares

Except as discussed below under “Additional Rules that May Apply to U.S. Holders — Passive Foreign Investment Company”, a U.S. Holder will recognize gain or loss on the sale or other taxable disposition of Common Shares in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder’s tax basis in the Common Shares sold or otherwise disposed of. Any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if the Common Shares are held for more than one year. Gain or loss recognized by a U.S. Holder on the sale or other taxable disposition of Common Shares generally will be treated as “U.S. source” for purposes of applying the U.S. foreign tax credit rules. (See more detailed discussion at “Foreign Tax Credit” below.)

Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

Foreign Tax Credit

A U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the Common Shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax. This election is made on a year-by- year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income. In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.” In addition, this limitation is calculated separately with respect to specific categories of income. Dividends paid by the Company generally will constitute “foreign source” income and generally will be categorized as “passive income.” The foreign tax credit rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the foreign tax credit rules.

Information Reporting; Backup Withholding Tax

Payments made within the U.S., or by a U.S. payor or U.S. middleman, of dividends on, or proceeds arising from the sale or other taxable disposition of, Common Shares generally will be subject to information reporting and backup withholding tax, at the rate of 28%, if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, U.S. Holders that are corporations generally are excluded from these information reporting and backup withholding tax rules. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder timely furnishes required information to the IRS. Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the information reporting and backup withholding tax rules.

Additional Rules that May Apply to U.S. Holders

If the Company is a “passive foreign investment company” (as defined below), the preceding sections of this summary may not describe the U.S. federal income tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Common Shares.

Passive Foreign Investment Company

The Company generally will be a “passive foreign investment company” under Section 1297 of the Code (a “PFIC”) if, for a taxable year, (a) 75% or more of the gross income of the Company for such taxable year is passive income or (b) 50% or more of the assets held by the Company either produce passive income or are held for the production of passive income, based on the fair market value of such assets (or on the adjusted tax basis of such assets, if the Company is not publicly traded and either is a “controlled foreign corporation” or makes an election). “Passive income” includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. However, gains arising from the sale of commodities generally are excluded from passive income if substantially all of a foreign corporation’s commodities are (a) stock in trade of such foreign corporation or other property of a kind which would properly be included in inventory of such foreign corporation, or property held by such foreign corporation primarily for sale to customers in the ordinary course of business, (b) property used in the trade or business of such foreign corporation that would be subject to the allowance for depreciation under Section 167 of the Code, or (c) supplies of a type regularly used or consumed by such foreign corporation in the ordinary course of its trade or business. In addition, if the Company is classified as a PFIC for any taxable year in which a U.S. Holder has held Common Shares, the Company may continue to be classified as a PFIC for any subsequent taxable year in which such U.S. Holder continues to hold Common Shares even if the Company’s income and assets are no longer passive in nature in such subsequent taxable year.

For purposes of the PFIC income test and asset test described above, if the Company owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another foreign corporation, the Company will be treated as if it (a) held a proportionate share of the assets of such other foreign corporation and (b) received directly a proportionate share of the income of such other foreign corporation. In addition, for purposes of the PFIC income test and asset test described above, “passive income” does not include any interest, dividends, rents, or royalties that are received or accrued by the Company from a “related person” (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income. If the Company is a PFIC and if one or more of its non-U.S. corporate subsidiaries were treated as a PFIC (“lower-tier PFICs”), U.S. Holders of Common Shares would be considered to own, and also would be subject to the PFIC rules with respect to, their proportionate share of the lower-tier PFIC stock that the Company owns, regardless of the percentage of their ownership in the Company. In such circumstances a U.S. Holder of Common Shares could elect an alternative taxation regime in respect of its indirect ownership interest in a lower-tier PFIC, subject to certain conditions as discussed below.

Based on currently available information, the Company expects that it will be a PFIC for the taxable year ending December 31, 2007, and may be a PFIC for future years. The determination of whether the Company was, or will be, a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether the Company will be a PFIC for the taxable year ending December 31, 2007 and subsequent taxable years depends on the assets and income of the Company over the course of each such taxable year and, as a result, cannot be predicted with certainty as of the date of this prospectus supplement. Accordingly, there can be no assurance that the Company was not, or will not be, a PFIC for any taxable year.

Default PFIC Rules Under Section 1291 of the Code

If the Company is a PFIC, the U.S. federal income tax consequences to a U.S. Holder of the acquisition, ownership, and disposition of Common Shares will depend on whether such U.S. Holder makes an election to treat the Company as a “qualified electing fund” or “QEF” under Section 1295 of the Code (a “QEF Election”) or a mark-to-market election under Section 1296 of the Code (a “Mark-to-Market Election”). A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election will be referred to in this summary as a “Non-Electing U.S. Holder.”

A Non-Electing U.S. Holder will be subject to the rules of Section 1291 of the Code with respect to (a) any gain recognized on the sale or other taxable disposition of Common Shares and (b) any excess distribution paid on the Common Shares. A distribution generally will be an “excess distribution” to the extent that such distribution (together with all other distributions received in the current taxable year) exceeds 125% of the average distributions received during the three preceding taxable years (or during a U.S. Holder’s holding period for the Common Shares, if shorter).

Under Section 1291 of the Code, any gain recognized on the sale or other taxable disposition of Common Shares, and any excess distribution paid on the Common Shares, must be ratably allocated to each day in a Non-Electing U.S. Holder’s holding period for the Common Shares. The amount of any such gain or excess distribution allocated to prior taxable years of such Non-Electing U.S. Holder’s holding period for the Common Shares (other than years prior to the first taxable year of the Company beginning after December 31, 1986 for which the Company was not a PFIC) will be subject to U.S. federal income tax at the highest tax applicable to ordinary income in each such prior taxable year. A Non-Electing U.S. Holder will be required to pay interest on the resulting tax liability for each such prior taxable year, calculated as if such tax liability had been due in each such prior taxable year. Such a

Non-Electing U.S. Holder that is not a corporation must treat any such interest paid as “personal interest,” which is not deductible. The amount of any such gain or excess distribution allocated to the current year of such Non-Electing U.S. Holder’s holding period for the Common Shares will be treated as ordinary income in the current year, and no interest charge will be incurred with respect to the resulting tax liability for the current year. In addition, if the Company is a PFIC and own shares of another foreign corporation that also is a PFIC, under certain indirect ownership rules, a disposition by the Company of the shares of such other foreign corporation or a distribution received by the Company from such other foreign corporation generally will be treated as an indirect disposition by a U.S. Holder or an indirect distribution received by a U.S. Holder, subject to the rules of Section 1291 of the Code discussed above. To the extent that gain recognized on the actual disposition by a U.S. Holder of common shares or income recognized by a U.S. Holder on an actual distribution received on common shares was previously subject to U.S. federal income tax under these indirect ownership rules, such amount generally will not be subject to U.S. federal income tax.

If the Company is a PFIC for any taxable year during which a Non-Electing U.S. Holder holds Common Shares, the Company will continue to be treated as a PFIC with respect to such Non-Electing U.S. Holder, regardless of whether the Company ceases to be a PFIC in one or more subsequent years. A Non-Electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if such Common Shares were sold on the last day of the last taxable year for which the Company was a PFIC.

QEF Election

A U.S. Holder that makes a QEF Election generally will not be subject to the rules of Section 1291 of the Code discussed above. However, a U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such U.S. Holder’s pro rata share of (a) the net capital gain of the Company, which will be taxed as long-term capital gain to such U.S. Holder, and (b) the ordinary earnings of the Company, which will be taxed as ordinary income to such U.S. Holder. Generally, “net capital gain” is the excess of (a) net long-term capital gain over (b) net short-term capital loss, and “ordinary earnings” are the excess of (a) “earnings and profits” over (b) net capital gain. A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each taxable year in which the Company is a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by the Company. However, a U.S. Holder that makes a QEF Election may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge. If such U.S. Holder is not a corporation, any such interest paid will be treated as “personal interest,” which is not deductible.

A U.S. Holder that makes a QEF Election generally (a) may receive a tax-free distribution from the Company to the extent that such distribution represents “earnings and profits” of the Company that were previously included in income by the U.S. Holder because of such QEF Election and (b) will adjust such U.S. Holder’s tax basis in the Common Shares to reflect the amount included in income or allowed as a tax-free distribution because of such QEF Election. In addition, a U.S. Holder that makes a QEF Election generally will recognize capital gain or loss on the sale or other taxable disposition of Common Shares.

The procedure for making a QEF Election, and the U.S. federal income tax consequences of making a QEF Election, will depend on whether such QEF Election is timely made. A QEF Election will be treated as “timely” if such QEF Election is made for the first year in the U.S. Holder’s holding period for the Common Shares in which the Company was a PFIC. A U.S. Holder may make a timely QEF Election by filing the appropriate QEF Election documents at the time such U.S. Holder files a U.S. federal income tax return for such first year. However, if the Company was a PFIC in a prior year, then in addition to filing the QEF Election documents, a U.S. Holder must elect to recognize (a) gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if the Common Shares were sold on the qualification date or (b) if the Company was also a “controlled foreign corporation”, such U.S. Holder’s pro rata share of the post-1986 “earnings and profits” of the Company as of the qualification date. The “qualification date” is the first day of the first taxable year in which the Company was a QEF with respect to such U.S. Holder. The election to recognize such gain or “earnings and profits” can be made only if such U.S. Holder’s holding period for the Common Shares includes the qualification date. By electing to recognize such gain or “earnings and profits,” such U.S. Holder will be deemed to have made a timely QEF Election. In addition, under very limited circumstances, a U.S. Holder may make a retroactive QEF Election if such U.S. Holder failed to file the QEF Election documents in a timely manner.

A QEF Election will apply to the taxable year for which such QEF Election is made and to all subsequent taxable years, unless such QEF Election is invalidated or terminated or the IRS consents to revocation of such QEF Election. If a U.S. Holder makes a QEF Election and, in a subsequent taxable year, the Company ceases to be a PFIC, the QEF Election will remain in effect (although it will not be applicable) during those taxable years in which the Company is not a PFIC. Accordingly, if the Company becomes a PFIC in another subsequent taxable year, the QEF Election will be effective and the U.S. Holder will be subject to the QEF rules described above during any such subsequent taxable year in which the Company qualifies as a PFIC. In addition, the QEF Election will remain in effect (although it will not be applicable) with respect to a U.S. Holder even after such U.S. Holder disposes of all of such U.S. Holder’s direct and indirect interest in the Common Shares. Accordingly, if such U.S. Holder reacquires an interest in the Company, such U.S. Holder will be subject to the QEF rules described above for each taxable year in which the Company is a PFIC.

Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the availability of, and procedure for making, a QEF Election. The Company intends to satisfy record keeping requirements that apply to a QEF, and to supply U.S. Holders with information that they require to report under the QEF rules, in the event that the Company is a PFIC and a U.S. Holder wishes to make a QEF Election.

Mark-to-Market Election

A U.S. Holder may make a Mark-to-Market Election only if the Common Shares are marketable stock. The Common Shares generally will be “marketable stock” if the Common Shares are regularly traded on a qualified exchange or other market. For this purpose, a “qualified exchange or other market” includes (a) a national securities exchange that is registered with the Securities and Exchange Commission, (b) the national market system established pursuant to section 11A of the Securities and Exchange Act of 1934, or (c) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (i) such foreign exchange has trading volume, listing, financial disclosure, surveillance, and other requirements designed to prevent fraudulent and manipulative acts and practices, remove impediments to and perfect the mechanism of a free, open, fair, and orderly market, and protect investors (and the laws of the country in which the foreign exchange is located and the rules of the foreign exchange ensure that such requirements are actually enforced), and (ii) the rules of such foreign exchange effectively promote active trading of listed stocks. If the Common Shares are traded on such a qualified exchange or other market, the Common Shares generally will be “regularly traded” for any calendar year during which the Common Shares are traded, other than in de minimis quantities, on at least 15 days during each calendar quarter.

A U.S. Holder that makes a Mark-to-Market Election generally will not be subject to the rules of Section 1291 of the Code discussed above. However, if a U.S. Holder makes a Mark-to-Market Election after the beginning of such U.S. Holder’s holding period for the Common Shares and such U.S. Holder has not made a timely QEF Election, the rules of Section 1291 of the Code discussed above will apply to certain dispositions of, and distributions on, the Common Shares.

A U.S. Holder that makes a Mark-to-Market Election will include in ordinary income, for each taxable year in which the Company is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the Common Shares as of the close of such taxable year over (b) such U.S. Holder’s tax basis in such Common Shares. A U.S. Holder that makes a Mark-to-Market Election will be allowed a deduction in an amount equal to the lesser of (a) the excess, if any, of (i) such U.S. Holder’s adjusted tax basis in the Common Shares over (ii) the fair market value of such Common Shares as of the close of such taxable year or (b) the excess, if any, of (i) the amount included in ordinary income because of such Mark-to-Market Election for prior taxable years over (ii) the amount allowed as a deduction because of such Mark-to-Market Election for prior taxable years.

A U.S. Holder that makes a Mark-to-Market Election generally also will adjust such U.S. Holder’s tax basis in the Common Shares to reflect the amount included in gross income or allowed as a deduction because of such Mark-to-Market Election. In addition, upon a sale or other taxable disposition of Common Shares, a U.S. Holder that makes a Mark-to-Market Election will recognize ordinary income or loss (not to exceed the excess, if any, of

(a) the amount included in ordinary income because of such Mark-to-Market Election for prior taxable years over (b) the amount allowed as a deduction because of such Mark-to-Market Election for prior taxable years).

A Mark-to-Market Election applies to the taxable year in which such Mark-to-Market Election is made and to each subsequent taxable year, unless the Common Shares cease to be “marketable stock” or the IRS consents to revocation of such election. Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the availability of, and procedure for making, a Mark-to-Market Election.

Other PFIC Rules

Under Section 1291(f) of the Code, the IRS has issued proposed Treasury Regulations that, subject to certain exceptions, would cause a U.S. Holder that had not made a timely QEF Election to recognize gain (but not loss) upon certain transfers of Common Shares that would otherwise be tax-deferred (e.g., gifts and exchanges pursuant to corporate reorganizations). However, the specific U.S. federal income tax consequences to a U.S. Holder may vary based on the manner in which Common Shares are transferred.

Certain additional adverse rules will apply with respect to a U.S. Holder if the Company is a PFIC, regardless of whether such U.S. Holder makes a QEF Election. For example, under Section 1298(b)(6) of the Code, a U.S. Holder that uses Common Shares as security for a loan will, except as may be provided in Treasury Regulations, be treated as having made a taxable disposition of such Common Shares.

The PFIC rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the PFIC rules and how the PFIC rules may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares.

UNDERWRITING

Citigroup Global Markets Inc. and RBC Dominion Securities Inc. are acting as joint bookrunning managers of the Offering, and are acting as representatives of the Underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus supplement (the “Underwriting Agreement”), each Underwriter named below has agreed to purchase, and we have agreed to sell to that Underwriter, the number of Common Shares set forth opposite the Underwriter’s name.

Underwriter	Number of Common Shares

Citigroup Global Markets Inc.	5,000,000
RBC Dominion Securities Inc.	5,000,000
Scotia Capital Inc.	1,250,000
Cormark Securities Inc.	625,000
MGI Securities Inc.	625,000

Total	12,500,000

In addition, Citigroup Global Markets Canada Inc. (“Citigroup Canada”), an affiliate of Citigroup Global Markets Inc., has agreed in the Underwriting Agreement to use reasonable efforts to effect sales in Canada pursuant to this prospectus supplement. In the event that any such sales are effected, Citigroup Canada will purchase such Common Shares from Citigroup Global Markets Inc. concurrently with, and conditional upon, the closing of the purchase of the Common Shares by the Underwriters at the public offering price for the Common Shares in Canada less an amount to be mutually agreed upon by Citigroup Global Markets Inc. and Citigroup Canada, which amount shall not be greater than the Underwriting Commission.

The Underwriting Agreement provides that the obligations of the Underwriters to purchase the Common Shares included in this Offering are subject to approval of legal matters by counsel and to other conditions. The Underwriters are obligated to purchase all the Common Shares (other than those covered by the Over-allotment Option described below) if they purchase any of the Common Shares.

The Underwriters propose to offer some of the Common Shares directly to the public at the public offering price set forth on the cover page of this prospectus supplement and some of the Common Shares to dealers at the public offering price less a concession not to exceed US$0.4912 per Common Share. The Underwriters may allow, and dealers may reallow a concession not to exceed US$0.10 per Common Share on sales to other dealers. After the initial offering of the Common Shares to the public, the representatives may change the public offering price and concessions.

The public offering price for the Common Shares offered in Canada is payable in Canadian dollars, and the public offering price for Common Shares offered in the United States is payable in U.S. dollars at the U.S. dollar equivalent of the Canadian dollar public offering price based on the prevailing exchange rate on the date of this prospectus supplement.

We have granted to the Underwriters the Over-allotment Option, exercisable for 30 days from the date of the closing of this Offering to purchase up to 1,875,000 additional Common Shares at the public offering price less the Underwriting Commission. The Underwriters may exercise the Over-allotment Option solely for the purpose of covering over-allotments, if any, in connection with this Offering. To the extent the Over-allotment Option is exercised, each Underwriter must purchase a number of additional Common Shares approximately proportionate to that Underwriter’s initial purchase commitment. Under applicable Canadian securities laws, this prospectus supplement and the accompanying base shelf prospectus also qualifies the grant of the Over-allotment Option and the distribution of the additional Common Shares issuable on exercise of the Over-allotment Option.

The Company, its executive officers and directors, and certain members of its senior management have agreed that, for a period of 90 days from the date of the Underwriting Agreement, it and they will not, without the prior written consent of the Underwriters, directly or indirectly, offer, sell or otherwise dispose of, or enter into any agreement to offer, sell or otherwise dispose of, any securities of the Company other than grants of options or rights or issuances of common shares (i) pursuant to existing director or employee stock option or purchase plans;

(ii) under such director or employee stock options granted subsequently in accordance with regulatory approval; or (iii) as a result of the exercise of currently outstanding share purchase warrants or options. The Underwriters at their discretion may release any of the securities subject to these lock-ups.

This Offering is being made concurrently in all of the provinces of Canada other than Québec and in the United States pursuant to the multi-jurisdictional disclosure system implemented by the securities regulatory authorities in the United States and Canada. The Common Shares will be offered in the United States and Canada by the Underwriters either directly or through their respective U.S. or Canadian broker-dealer affiliates or agents, as applicable. Subject to applicable law, the Underwriters may offer the Common Shares outside of Canada and the United States.

The common shares of the Company are listed for trading on the TSX and AMEX under the trading symbol “NG”. The AMEX has approved the listing of the Common Shares offered by this prospectus supplement. The TSX has conditionally approved the listing of the Common Shares subject to the Company fulfilling all the listing requirements of the TSX on or before July 16, 2007.

The following table shows the Underwriting Commission that we are to pay to the Underwriters in connection with this Offering. These amounts are shown assuming both no exercise and full exercise of the Underwriters’ Over-allotment Option to purchase additional Common Shares.

	Paid by NovaGold
	No Exercise	Full Exercise

Per Common Share	$0.8523	$0.8523
Total	$10,653,750	$12,251,813

In connection with the Offering, Citigroup Global Markets Inc. and RBC Dominion Securities Inc., on behalf of the Underwriters, may purchase and sell Common Shares in the open market. These transactions may include over-allotment, syndicate covering transactions and stabilizing transactions. Over-allotment involves syndicate sales of Common Shares in excess of the number of Common Shares to be purchased by the Underwriters in the Offering, which creates a syndicate short position. “Covered” short sales are sales of Common Shares made in an amount up to the number of Common Shares represented by the Over-allotment Option. In determining the source of Common Shares to close out the covered syndicate short position, the Underwriters will consider, among other things, the price of Common Shares available for purchase in the open market as compared to the price at which they may purchase Common Shares through the Over-allotment Option. Transactions to close out the covered syndicate short involve either purchases of the Common Shares in the open market after the distribution has been completed or the exercise of the Over-allotment Option. The Underwriters may also make “naked” short sales of Common Shares in excess of the Over-allotment Option. The Underwriters must close out any naked short position by purchasing Common Shares in the open market. A naked short position is more likely to be created if the Underwriters are concerned that there may be downward pressure on the price of the Common Shares in the open market after pricing that could adversely affect investors who purchase in the Offering. Stabilizing transactions consist of bids for or purchases of Common Shares in the open market while the Offering is in progress.

The Underwriters also may impose a penalty bid. Penalty bids permit the Underwriters to reclaim a selling concession from a syndicate member when Citigroup Global Markets Inc. or RBC Dominion Securities Inc., in covering syndicate short positions or making stabilizing purchases, repurchases Common Shares originally sold by that syndicate member in order to cover syndicate short positions or make stabilizing purchases.

Any of these activities may have the effect of preventing or retarding a decline in the market price of the Common Shares. They may also cause the price of the Common Shares to be higher than the price that otherwise would exist in the open market in the absence of these transactions. The Underwriters may conduct these transactions in the over-the-counter market or otherwise. If the Underwriters commence any of these transactions, they may discontinue them at any time.

We estimate that our total expenses for this Offering will be $2.0 million.

The Underwriters have performed investment banking and advisory services for us from time to time for which they have received customary fees and expenses. The Underwriters may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business.

Mr. George Brack, a director of the Company, is Managing Director and Industry Head — Mining of Scotia Capital Inc., an underwriter that is participating in the Offering. Under Rule 2720 of the Conduct Rules of the National Association of Securities Dealers, Inc., Scotia Capital Inc. may be deemed to be an “affiliate” of the Company by virtue of Mr. Brack’s position at Scotia Capital Inc. Accordingly, the Offering is being made in compliance with Rule 2720. Pursuant to Rule 2720(c)(3)(B), the appointment of a “qualified independent underwriter” (as defined in Rule 2720(b)(15)) is not necessary in connection with the Offering because a “bona fide independent market” (as defined in Rule 2720(b)(3)) exists in the common shares of the Company.

In addition, as a result of Mr. Brack’s position, the Company may also be considered a “connected issuer” of Scotia Capital Inc. under applicable Canadian securities laws. The decision to distribute the Common Shares and the determination of the terms of the distribution were made through negotiations between the Company and Underwriters. As a consequence of the Offering, Scotia Capital Inc. will receive its share of the Underwriting Commission.

A prospectus supplement in electronic format may be made available on the websites maintained by one or more of the Underwriters. The representatives may agree to allocate a number of Common Shares to Underwriters for sale to their online brokerage account holders. The representatives will allocate Common Shares to Underwriters that may make Internet distributions on the same basis as other allocations. In addition, Common Shares may be sold by the Underwriters to securities dealers who resell Common Shares to online brokerage account holders.

We have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933 and applicable Canadian securities legislation, or to contribute to payments the Underwriters may be required to make because of any of those liabilities.

Notice to Prospective Investors in the European Economic Area

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of Common Shares described in this prospectus supplement may not be made to the public in that relevant member state prior to the publication of a prospectus in relation to the Common Shares that has been approved by the competent authority in that relevant member state or, where appropriate, approved in another relevant member state and notified to the competent authority in that relevant member state, all in accordance with the Prospectus Directive, except that, with effect from and including the relevant implementation date, an offer of securities may be offered to the public in that relevant member state at any time:

•	to any legal entity that is authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•	to any legal entity that has two or more of (a) an average of at least 250 employees during the last financial year; (b) a total balance sheet of more than €43,000,000 and (c) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

•	in any other circumstances that do not require the publication of a prospectus pursuant to Article 3 of the Prospectus Directive.

Each purchaser of Common Shares described in this prospectus supplement located within a relevant member state will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of Article 2(1)(e) of the Prospectus Directive.

For purposes of this provision, the expression an “offer to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe the securities, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/ EC and includes any relevant implementing measure in each relevant member state.

The sellers of the Common Shares have not authorized and do not authorize the making of any offer of Common Shares through any financial intermediary on their behalf, other than offers made by the Underwriters with a view to the final placement of the Common Shares as contemplated in this prospectus supplement. Accordingly, no purchaser of the Common Shares, other than the Underwriters, is authorized to make any further offer of the Common Shares on behalf of the sellers or the Underwriters.

Notice to Prospective Investors in the United Kingdom

This prospectus supplement is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive (“Qualified Investors”) that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This prospectus supplement and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

Notice to Prospective Investors in France

Neither this prospectus supplement nor any other offering material relating to the Common Shares described in this prospectus supplement has been submitted to the clearance procedures of the Autorité des Marchés Financiers or by the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The Common Shares have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus supplement nor any other offering material relating to the Common Shares has been or will be:

•	released, issued, distributed or caused to be released, issued or distributed to the public in France; or

•	used in connection with any offer for subscription or sale of the Common Shares to the public in France.

Such offers, sales and distributions will be made in France only:

•	to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d’investisseurs), in each case investing for their own account, all as defined in, and in accordance with, Article L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier; or

•	to investment services providers authorized to engage in portfolio management on behalf of third parties; or

•	in a transaction that, in accordance with article L.411-2-II-1º-or-2º-or 3º of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à l’épargne).

The common shares may be resold directly or indirectly, only in compliance with Articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

LEGAL MATTERS

Certain legal matters in connection with the Offering will be passed upon on behalf of the Company by Blake, Cassels & Graydon LLP with respect to Canadian legal matters and by Dorsey & Whitney LLP with respect to U.S. legal matters and on behalf of the Underwriters by McCarthy Tétrault LLP with respect to Canadian legal matters and Skadden, Arps, Slate, Meagher & Flom LLP with respect to U.S. legal matters. The partners and associates of Blake, Cassels & Graydon LLP as a group beneficially own, directly or indirectly, less than one percent of the outstanding securities of the Company. The partners and associates of McCarthy Tétrault LLP as a group beneficially own, directly or indirectly, less than one percent of the outstanding securities of the Company.

AUDITORS, REGISTRAR AND TRANSFER AGENT

The auditors for the Company are PricewaterhouseCoopers LLP of Vancouver, British Columbia.

The transfer agent and registrar for the Common Shares in Canada is Computershare Investor Services Inc. at its principal offices in Vancouver, British Columbia and Toronto, Ontario. The co-transfer agent and registrar for the Common Shares in the United States is Computershare Trust Company Inc. at its office in Denver, Colorado.

DOCUMENTS INCORPORATED BY REFERENCE

This prospectus supplement is deemed to be incorporated by reference into the accompanying base shelf prospectus solely for the purposes of this Offering. Other documents are also incorporated, or are deemed to be incorporated, by reference into the base shelf prospectus and reference should be made to the base shelf prospectus for full particulars thereof.

The following documents which have been filed by the Company with securities commissions or similar authorities in Canada, are also specifically incorporated by reference into, and form an integral part of, the base shelf prospectus, as supplemented by this prospectus supplement:

(a) annual information form of the Company for the year ended November 30, 2006, dated February 27, 2007;

(b) audited comparative consolidated financial statements of the Company for the years ended November 30, 2006 and 2005 together with the notes thereto and the auditors’ report thereon, including management’s discussion and analysis for the year ended November 30, 2006;

(c) management information circular of the Company dated April 28, 2006 prepared in connection with the Company’s annual and special meeting of shareholders held on May 31, 2006;

(d) material change report, dated December 15, 2006, announcing the approval of a new Shareholder Rights Plan, to take effect December 7, 2006, the day following the expiry of Barrick’s takeover bid;

(e) material change report, dated February 20, 2007, announcing that the Galore Creek copper-gold-silver project in northwestern British Columbia is rapidly advancing toward the start of construction in the second quarter of 2007, upon receipt of permits. The project is in the last stages of permitting, with the final public comment and review period underway; and

(f) interim unaudited comparative consolidated financial statements of the Company for the three months ended February 28, 2007 together with the notes thereto, including management’s discussion and analysis for the three months ended February 28, 2007.

Any statement contained in the base shelf prospectus, in this prospectus supplement or in any document incorporated or deemed to be incorporated by reference in this prospectus supplement or the base shelf prospectus for the purpose of this Offering shall be deemed to be modified or superseded, for purposes of this prospectus supplement, to the extent that a statement contained herein or in the base shelf prospectus or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein or in the base shelf prospectus modifies or supersedes such prior statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document which it modifies or supersedes. The making of such a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not constitute a part of this prospectus supplement, except as so modified or superseded.

PROSPECTUS	APRIL 16, 2007

NOVAGOLD RESOURCES INC.

US$500,000,000
Debt Securities
Preferred Shares
Common Shares
Warrants to Purchase Equity Securities
Warrants to Purchase Debt Securities
Share Purchase Contracts
Share Purchase or Equity Units

NovaGold Resources Inc. (“NovaGold” or the “Company”) may offer and issue from time to time, debt securities (the “Debt Securities”), preferred shares and common shares (the “Equity Securities”), warrants to purchase Equity Securities and warrants to purchase Debt Securities (the “Warrants”), share purchase contracts and share purchase or equity units (all of the foregoing, collectively, the “Securities”) or any combination thereof up to an aggregate initial offering price of US$500,000,000 during the 25 month period that this short form base shelf prospectus (the “Prospectus”), including any amendments thereto, remains effective. Securities may be offered separately or together, in amounts, at prices and on terms to be determined based on market conditions at the time of sale and set forth in an accompanying shelf prospectus supplement (a “Prospectus Supplement”).

Investing in our securities involves a high degree of risk. You should carefully read the “Risk Factors” section beginning on page 31 of this Prospectus.

This offering is made by a foreign issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States and Canada, to prepare this Prospectus in accordance with Canadian disclosure requirements. Prospective investors should be aware that such requirements are different from those of the United States. Financial statements included or incorporated herein have been prepared in accordance with Canadian generally accepted accounting principles, and may be subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies.

Prospective investors should be aware that the acquisition of the securities described herein may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States may not be described fully herein. Prospective investors should read the tax discussion contained in the applicable Prospectus Supplement with respect to a particular offering of Securities.

The enforcement by investors of civil liabilities under the federal securities laws may be affected adversely by the fact that the Company is incorporated under the laws of Nova Scotia, Canada, that some of its officers and directors are residents of Canada, that some or all of the underwriters or experts named in the registration statement are residents of a foreign country, and that a substantial portion of the assets of the Company and said persons are located outside the United States.

Neither the Securities and Exchange Commission, nor any state securities regulator has approved or disapproved the Securities offered hereby or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offence.

The specific terms of the Securities with respect to a particular offering will be set out in the applicable Prospectus Supplement and may include, where applicable: (i) in the case of Debt Securities, the specific designation, aggregate principal amount, the currency or the currency unit for which the Debt Securities may be purchased, the maturity, interest provisions, authorized denominations, offering price, covenants, events of default, any terms for redemption or retraction, any exchange or conversion terms, whether the debt is senior or subordinated and any other terms specific to the Debt Securities being offered; (ii) in the case of Equity Securities, the designation of the particular class and series, the number of shares offered, the issue price, dividend rate, if any, and any other terms specific to the Equity Securities being offered; (iii) in the case of Warrants, the designation, number and terms of the Equity Securities or Debt Securities issuable upon exercise of the Warrants, any procedures that will result in the adjustment of these numbers, the exercise price, dates and periods of exercise, the currency in which the Warrants are issued and any other specific terms; (iv) in the case of share purchase contracts, the designation, number and terms of the Equity Securities to be purchased under the share purchase contract, any procedures that will result in the adjustment of these numbers, the purchase price and purchase date or dates of the Equity Securities, any requirements of the purchaser to secure its obligations under the share purchase contract and any other specific terms; and (v) in the case of share purchase or equity units, the terms of the share purchase contract and Debt Securities or third party obligations, any requirements of the purchaser to secure its obligations under the share purchase contact by the Debt Securities or third party obligations and any other specific terms. Where required by statute, regulation or policy, and where Securities are offered in currencies other than Canadian dollars, appropriate disclosure of foreign exchange rates applicable to such Securities will be included in the Prospectus Supplement describing such Securities.

Warrants will not be offered for sale separately to any member of the public in Canada unless the offering is in connection with, and forms part of, the consideration for an acquisition or merger transaction or unless the Prospectus Supplement describing the specific terms of the Warrants to be offered separately is first approved for filing by each of the securities commissions or similar regulatory authorities in Canada where the Warrants will be offered for sale.

All shelf information permitted under applicable laws to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus. Each Prospectus Supplement will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of the Prospectus Supplement and only for the purposes of the distribution of the Securities to which the Prospectus Supplement pertains.

This Prospectus constitutes a public offering of these Securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such Securities. The Company may offer and sell Securities to, or through, underwriters or dealers and also may offer and sell certain Securities directly to other purchasers or through agents pursuant to exemptions from registration or qualification under applicable securities laws. A Prospectus Supplement relating to each issue of Securities offered thereby will set forth the names of any underwriters, dealers, or agents involved in the offering and sale of such Securities and will set forth the terms of the offering of such Securities, the method of distribution of such Securities including, to the extent applicable, the proceeds to the Company and any fees, discounts or any other compensation payable to underwriters, dealers or agents and any other material terms of the plan of distribution. The common shares of NovaGold are listed on the Toronto Stock Exchange (“TSX”) and the American Stock Exchange (“AMEX”) under the symbol “NG”. Unless otherwise specified in the applicable Prospectus Supplement, Securities other than the common shares of NovaGold will not be listed on any securities exchange. The offering of Securities hereunder is subject to approval of certain legal matters on behalf of NovaGold by Blake, Cassels & Graydon LLP, with respect to Canadian legal matters, and Dorsey & Whitney LLP, with respect to U.S. legal matters.

The earnings coverage ratio of NovaGold for the fiscal year ended November 30, 2006 was less than one-to-one. See “Earnings Coverage”.

ii

You should rely only on the information contained in or incorporated by reference into this Prospectus. The Company has not authorized anyone to provide you with different information. The Company is not making an offer of these Securities in any jurisdiction where the offer is not permitted. You should not assume that the information contained in this Prospectus and any Prospectus Supplement is accurate as of any date other than the date on the front of those documents.

Unless stated otherwise or the context otherwise requires, all references to dollar amounts in this Prospectus and any Prospectus Supplement are references to Canadian dollars. References to “$” or “Cdn$” are to Canadian dollars and references to “US$” are to U.S. dollars. See “Exchange Rate Information”. The Company’s financial statements that are incorporated by reference into this Prospectus and any Prospectus Supplement have been prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”), and are reconciled to generally accepted accounting principles in the United States (“U.S. GAAP”) as described therein.

Unless the context otherwise requires, references in this Prospectus and any Prospectus Supplement to “NovaGold” or the “Company” includes NovaGold Resources Inc. and each of its material subsidiaries.

CAUTIONARY NOTE TO UNITED STATES INVESTORS

This Prospectus has been, and any Prospectus Supplement will be, prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. Unless otherwise indicated, all reserve and resource estimates included in this Prospectus and any Prospectus Supplement have been, and will be, prepared in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining and Metallurgy Classification System. NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. NI 43-101 permits the disclosure of an historical estimate made prior to the adoption of NI 43-101 that does not comply with NI 43-101 to be disclosed using the historical terminology if the disclosure: (a) identifies the source and date of the historical estimate; (b) comments on the relevance and reliability of the historical estimate; (c) states whether the historical estimate uses categories other than those prescribed by NI 43-101, and (d) includes any more recent estimates or data available. Such historical estimates are presented concerning the Company’s Ambler project and the Saddle mineralization adjacent to the Rock Creek property.

Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission (“SEC”), and reserve and resource information contained or incorporated by reference into this Prospectus and any Prospectus Supplement may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “reserves”. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC’s disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the SEC. U.S. investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimated “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of an “inferred mineral resource” exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported by NovaGold in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with United States standards.

See “Preliminary Notes — Glossary and Defined Terms” in the Company’s Annual Information Form for the fiscal year ended November 30, 2006, which is incorporated by reference herein, for a description of certain of the mining terms used in this Prospectus and any Prospectus Supplement and the documents incorporated by reference herein and therein.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Prospectus and the documents incorporated by reference into this Prospectus contain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 concerning the Company’s plans at the Galore Creek, Donlin Creek, Nome Operations and Ambler projects, production, capital, operating and cash flow estimates and other matters. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.

Statements concerning mineral reserve and resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “anticipates”, “plans”, “estimates”, “intends”, “strategy”, “goals”, “objectives” or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be “forward-looking statements.” Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation:

•	commodity price fluctuations;

•	risks related to the Company’s ability to finance the development of its mineral properties;

•	risks related to the Company’s ability to commence production and generate material revenues or obtain adequate financing for its planned exploration and development activities;

•	the risk that permits and governmental approvals necessary to develop and operate mines on the Company’s properties will not be available on a timely basis or at all;

•	uncertainty of capital costs, operating costs, production and economic returns;

•	risks related to management of the Donlin Creek project by Barrick Gold Corporation (“Barrick”) and the effect of disputes with Barrick over management and ownership of the project or its development;

•	the possible dilution of the Company’s interest in the Donlin Creek project if Barrick successfully completes the back-in requirements and earns an additional 40% interest in the project or if Calista Corporation (“Calista”) exercises its right to acquire an interest in the project;

•	risks involved in the Company’s litigation over the Grace claims with Pioneer Metals Corporation (“Pioneer”), which is owned by Barrick, and Pioneer’s opposition to the use by the Company of a portion of the Grace property for a tailings and waste rock facility for the Galore Creek project;

•	risks involved in litigation opposing the Company’s permits at Rock Creek;

•	uncertainty inherent in litigation including the effects of discovery of new evidence or advancement of new legal theories, and the difficulty of predicting decisions of judges and juries;

•	the Company’s need to attract and retain qualified management and technical personnel;

•	risks related to the integration of new acquisitions into the Company’s existing operations;

•	uncertainty of production at the Company’s mineral exploration properties;

•	risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of the Company’s mineral deposits;

•	mining and development risks, including risks related to accidents, equipment breakdowns, labour disputes or other unanticipated difficulties with or interruptions in development, construction or production;

•	risks related to governmental regulation, including environmental regulation;

•	risks related to reclamation activities on the Company’s properties;

•	uncertainty related to title to the Company’s mineral properties;

•	uncertainty related to unsettled aboriginal rights and title in British Columbia;

•	the Company’s history of losses and expectation of future losses;

•	uncertainty as to the Company’s ability to acquire additional commercially mineable mineral rights;

•	currency fluctuations;

•	increased competition in the mining industry; and

•	risks related to the Company’s current practice of not using hedging arrangements.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in this Prospectus under the heading “Risk Factors” and elsewhere in this Prospectus, in any applicable Prospectus Supplement, and in the documents incorporated by reference herein and therein. The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and the Company does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

EXCHANGE RATE INFORMATION

The following table sets forth (i) the rate of exchange for the Canadian dollar, expressed in U.S. dollars, in effect at the end of the periods indicated, (ii) the average exchange rates on the last day of each month during such periods, and (iii) the high and low exchange rates during such periods, each based on the noon rate of exchange as reported by the Bank of Canada for conversion of Canadian dollars into U.S. dollars:

	Fiscal Year Ended November 30
	2006	2005	2004

Rate at the end of period	0.8760	0.8566	0.8401
Average rate during period	0.8846	0.8259	0.7674
Highest rate during period	0.9099	0.8613	0.8493
Lowest rate during period	0.8522	0.7872	0.7159

On April 13, 2007, the exchange rate based on the Bank of Canada noon rate was $1.00 per US$0.88.

THE COMPANY

The following description of the Company is derived from selected information about the Company contained in the documents incorporated by reference into this Prospectus. This description does not contain all of the information about the Company and its properties and business that you should consider before investing in any Securities. You should carefully read the entire Prospectus and the applicable Prospectus Supplement, including the section titled “Risk Factors” that immediately follows this description of the Company, as well as the documents incorporated by reference into this Prospectus and the applicable Prospectus Supplement, before making an investment decision. This Prospectus contains forward-looking statements concerning the Company’s plans at its properties, production, capital costs, operating costs and cash flow estimates and other matters. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause the Company’s results to differ from those expressed or implied by the forward-looking statements. See “Cautionary Statement Regarding Forward-Looking Statements”.

Summary Description of NovaGold’s Business

NovaGold is a growing company engaged in the exploration and development of mineral properties in Alaska and western Canada, with one of its properties currently under development and two of its properties progressing toward development. The Company conducts its operations through wholly-owned subsidiaries and joint ventures. Since 1998, the Company has assembled a portfolio of gold and base metal properties. The Company is focused primarily on gold properties, some of which have significant copper and silver resources. The Company’s Galore Creek project is the subject of a feasibility study and construction is expected to start following receipt of permits and approvals. The Company’s Donlin Creek project is an advanced stage exploration project. Construction on the Company’s Rock Creek project commenced in the summer of 2006. The Ambler project is an earlier stage polymetallic massive sulphide deposit.

•	Galore Creek is a large copper-gold deposit located in northwestern British Columbia with proven and probable reserves of 5.3 million ounces of gold, 92.6 million ounces of silver and 6.6 billion pounds of copper. The project’s measured and indicated resources, inclusive of proven and probable reserves, total 8.3 million ounces of gold, 141.8 million ounces of silver and 10.2 billion pounds of copper. In addition, Galore Creek hosts inferred resources of 5.3 million ounces of gold, 85.4 million ounces of silver and 4.4 billion pounds of copper.

•	Donlin Creek, a joint venture with a subsidiary of Barrick, is one of the largest known undeveloped gold deposits in the world, based on publicly reported resources. Donlin Creek contains measured and indicated resources of 16.6 million ounces of gold and additional inferred resources of 17.1 million ounces of gold according to a NI 43-101 compliant report conducted by SRK Consulting (US), Inc. in September 2006.

•	The Nome Operations include the Rock Creek, Big Hurrah and Nome Gold projects (“Nome Operations”). Construction on Rock Creek commenced in the summer of 2006. The Company expects production from Rock Creek and Big Hurrah to be at an average annual production rate of approximately 100,000 ounces of gold with production expected to commence in late 2007.

•	Ambler, in which NovaGold has an option to acquire a joint venture interest through an agreement with subsidiaries of Rio Tinto plc, is a large, high grade polymetallic massive sulphide deposit with a non-compliant NI 43-101 historical inferred resource estimate. Ambler was estimated in 1995 to contain 817,000 ounces of gold, 64 million ounces of silver, 3.2 billion pounds of copper and 4.4 billion pounds of zinc.

In addition, NovaGold holds a portfolio of earlier stage exploration projects that do not have a defined resource. The Company is also engaged in the sale of sand, gravel and land, and receives royalties from placer gold production, largely from its holdings around Nome, Alaska. For the purposes of NI 43-101, NovaGold’s material properties are the Galore Creek project and the Donlin Creek project.

The following table sets forth the reserves and resources at the Company’s Galore Creek project, Donlin Creek project, Nome Operations and Ambler property, and the Company’s share of those resources.

Project Reserve and Resource Estimates Summary(7)

Galore Creek Reserves(1)

	Run of Mine				Contained		Contained
Class	Tonnage	Cu	Au	Ag	Copper	Contained Gold	Silver
	(Millions)	(%)	(g/t)	(g/t)	(B lbs)	(M ozs)	(M ozs)

Proven	239.5	0.625	0.343	6.01	3.30	2.64	46.28
Probable	301.3	0.503	0.271	4.78	3.34	2.63	46.30
Total	540.7	0.557	0.303	5.32	6.64	5.27	92.58

Total Project Resources

	Measured(3)			Indicated(3)			Measured and Indicated(3)			Inferred(3)
	Au	Ag	Cu	Au	Ag	Cu	Au	Ag	Cu	Au	Ag	Cu
	Million	Million	Billion	Million	Million	Billion	Million	Million	Billion	Million	Million	Billion
	ozs.	oz.	lbs.	ozs.	oz.	lbs.	ozs.	oz.	lbs.	ozs.	oz.	lbs.

Galore Creek(2)(8)	3.0	51.2	3.7	5.3	90.6	6.6	8.3	141.8	10.2	4.8	77.8	4.2
Donlin Creek(2)	1.6	—	—	15.0	—	—	16.6	—	—	17.1	—	—
Nome Operations(5)	0.8	—	—	1.4	—	—	2.2	—	—	0.4	—	—
Ambler(6)	—	—	—	—	—	—	—	—	—	0.8	64.1	3.2

Total Project Resources	5.4	51.2	3.7	21.7	90.6	6.6	27.1	141.8	10.2	23.0	141.9	7.4

NovaGold Net Share of Projects(4)

	Measured(3)			Indicated(3)			Measured and Indicated(3)			Inferred(3)
	Au	Ag	Cu	Au	Ag	Cu	Au	Ag	Cu	Au	Ag	Cu
	Million	Million	Billion	Million	Million	Billion	Million	Million	Billion	Million	Million	Billion
	ozs.	oz.	lbs.	ozs.	oz.	lbs.	ozs.	oz.	lbs.	ozs.	oz.	lbs.

Galore Creek (100%)(2)	3.0	51.2	3.7	5.3	90.6	6.6	8.3	141.8	10.2	4.8	77.8	4.2
Donlin Creek (70%)(2)	1.1	—	—	10.5	—	—	11.6	—	—	12.0	—	—
Nome Operations (100%)(5)	0.8	—	—	1.4	—	—	2.2	—	—	0.4	—	—
Ambler (51%)(6)	—	—	—	—	—	—	—	—	—	0.4	32.7	1.6

Total NovaGold Share	4.9	51.2	3.7	17.2	90.6	6.6	22.1	141.8	10.2	17.6	110.5	5.8

Notes:

(1)	Cutoff grade of 0.25% copper equivalent (CuEq). CuEq calculation is based on net smelter return and uses metal prices of US$1.25/lb of copper, US$450/oz of gold and US$7/oz of silver.

(2)	Assumes the following commodity prices: US$450/oz gold, US$7/oz silver and US$1.25/lb copper for the Galore Creek project, US$500/oz gold for the Donlin Creek project.

(3)	Although “Measured Resources”, “Indicated Resources” and “Inferred Resources” are categories of mineralization that are recognized and required to be disclosed by Canadian regulations, the SEC does not recognize them. Disclosure of contained ounces is permitted under Canadian regulations, however, the SEC generally permits resources to be reported only as in place tonnage and grade. See “Cautionary Note to United States Investors”.

(4)	Assumes net inventory to NovaGold of 70% at Donlin Creek, 100% Galore Creek (80% of Copper Canyon inferred resource), 100% Nome Operations and 51% of the Ambler project. Assumes (i) Barrick will not be able to earn an additional 40% interest in the Donlin Creek project, and (ii) no exercise of Calista’s right to earn up to 15% of the Donlin Creek project. See “Properties — Donlin Creek Project” and “Risk Factors — Barrick and Calista each retain back-in right on the Donlin Creek project which, if exercised, could dilute NovaGold’s interest in the project”.

(5)	These resources do not include 260,000 ounces of gold at the Saddle deposit, which is an historical estimate and not NI 43-101 compliant.

(6)	These resources are based on historical estimates and are not NI 43-101 compliant.

(7)	Rounding differences may occur.

(8)	Assumes net inventory to NovaGold of 100% (80% of Copper Canyon inferred resource).

Assuming the Company is successful in executing its business plan, the Company believes its annual production, assuming 100% ownership of each project (except for Donlin Creek for which a 70% interest is assumed) will grow from approximately 100,000 ounces of annual production of gold beginning in late 2007 to over 4.0 million ounces of silver and 400 million pounds of copper by 2012 and over 1.0 million ounces of gold by early 2013. The Company intends to enter into a joint venture agreement on the Galore Creek project which would reduce the Company’s ownership and corresponding production profile. The Company also expects to advance the Ambler project to the pre-feasibility level during this period. None of these properties are currently in production. Prior to commencing production, studies which demonstrate the economic feasibility of the project must be completed, all necessary permits must be obtained, a production decision must be made by NovaGold’s Board of Directors, financing for construction and development must be arranged and construction must be completed. In addition, in order to proceed to development, NovaGold may have to obtain additional rights including, without limitation, surface rights, access rights, rights of way and other easements. See “Risk Factors — NovaGold requires various permits and property rights in order to conduct its current and anticipated future operations and delays or a failure to obtain such permits and property rights, or a failure to comply with the terms of any such permits that NovaGold has obtained, could have a material adverse effect on NovaGold.”.

Recent Developments

Galore Creek Project

Pre-construction activities related to tunnel and road infrastructure at the Galore Creek project started in the latter half of 2006. On February 23, 2007, NovaGold announced that it had received the Environmental Assessment Certificate from the Province of British Columbia. Mine production start-up is anticipated to begin in mid-2012 after three months commissioning. Prior to production commencing on the Galore Creek project, all additional permits must be received, financing for construction and development must be obtained and construction must be completed. A delay in any of the critical permits could result in a delay in construction and production. In particular, if the permits are not received in time to take full advantage of the summer construction period to construct roads, tunnels and bridges, the project’s schedule could be negatively affected. See “Galore Creek Project — Construction” and “Galore Creek Project — Environmental Assessment and Permitting”.

As part of the current permitting process, NovaGold has filed an application with the Province of British Columbia to obtain a surface lease over a portion of the Grace claims, under option from Pioneer, which is now 100% owned by Barrick, where NovaGold intends to build a tailings and waste rock storage facility for the Galore Creek project. Pioneer is opposing the application and is seeking, among other things, an injunction to restrict NovaGold from continuing its surface lease application and from placing any waste or tailings facility on the Grace claims. A final decision on granting the surface lease by the Province of British Columbia is expected in the second quarter of 2007. However, there can be no assurance that the surface lease will be granted at such time.

Donlin Creek Joint Venture

Effective July 14, 2001, the Company entered into an earn-in agreement with Placer Dome U.S. Inc. (“Placer Dome”), now Barrick Gold U.S., Inc. (referred to herein, interchangeably with Barrick Gold Corporation, as “Barrick”), a wholly owned subsidiary of Barrick, to acquire a 70% interest in the Donlin Creek project in southwestern Alaska, subject to a back-in right reserved by Barrick. To earn its interest, the Company was required to spend US$10 million on exploration and development on the project by July 14, 2011. On November 13, 2002, the Company completed US$10.6 million of expenditures on the Donlin Creek project and earned a 70% interest in the property from Barrick. On February 10, 2003, Barrick elected to exercise an option to earn an additional 40% interest from the Company, for a total of 70%, in the Donlin Creek project by spending a total of US$31.9 million on the property, completing a bankable feasibility study, and making a board decision to construct a mine at Donlin Creek to produce not less than 600,000 ounces of gold per year, all by November 13, 2007. Under this option, Barrick may not earn any incremental interest in the project, above the 30% level, until, and unless, all of the above conditions are met by November 13, 2007. In February, 2003, Barrick elected to become manager of the joint venture and to initiate development work such that it would be in a position to exercise its back-in right. The Company was not required to contribute any additional funding until Barrick completed the US$31.9 million expenditure, and the Company had the right to elect that Barrick fund additional expenditures beyond the US$31.9 million, subject to accruing interest at prime rate plus 2% and granting a security interest on the property. All such funds would be repayable from 85% of the Company’s cash flows from Donlin Creek. Barrick is also required to assist the Company with third party financing for the Company’s share of construction costs. In May 2006, Barrick provided notice that it had met the required minimum US$31.9 million of expenditures effective March 31, 2006.

On August 25, 2006, NovaGold announced it had filed a lawsuit in Alaska alleging that Barrick had violated U.S. securities laws by making material misstatements in documents relating to a hostile takeover bid for NovaGold. In addition to the U.S. securities laws claims, NovaGold’s lawsuit against Barrick alleges:

•	breach of contract by Barrick under the back-in agreement; and

•	breach of fiduciary duties owed by Barrick to NovaGold as joint venture partners;

and seeks, among other remedies:

•	a declaratory judgement to clarify the requirements Barrick must satisfy to earn an additional 40% interest in Donlin Creek; and

•	an order to the effect that it is impossible for Barrick to satisfy the requirements, in which case NovaGold is asking to be appointed as manager of the project.

Subsequent to the commencement of the lawsuit, Barrick sent supplementary information to NovaGold shareholders which the Alaska court found to be sufficient disclosure. However, the Alaska court found in an order filed September 13, 2006 that there is a genuine dispute as to the meaning of the terms of the back-in agreement and the possibility of Barrick. meeting the terms by November 13, 2007. NovaGold believes it will not be possible for Barrick to meet the requirements for it to earn an additional 40% interest in the Donlin Creek project. However, the outcome of the litigation and Barrick’s ability to meet the requirements under the back-in agreement remains uncertain. See “Risk Factors — Barrick and Calista each retain back-in rights on the Donlin Creek project which, if exercised, could dilute NovaGold’s interest in the project” and “Legal Proceedings — Litigation Regarding the Donlin Joint Venture”.

Rock Creek Project

Construction on Rock Creek commenced in the summer of 2006. On December 7, 2006, the U.S. Army Corps of Engineers (the “Corps”) announced that it was reviewing the permit evaluation and decision documents with regard to a permit issued on August 21, 2006 for NovaGold’s Rock Creek project, and suspended the permit while it completed the review. The permit was issued to NovaGold’s subsidiary, Alaska Gold Company (“Alaska Gold”), pursuant to Section 404 of the Clean Water Act, and authorized Alaska Gold to conduct dredging and fill operations at the Rock Creek and Big Hurrah sites. The Corps allowed NovaGold to continue work in uplands and areas previously disturbed.

A group of individuals from Nome, Alaska filed a lawsuit against the Corps in mid-November 2006, alleging that the Corps issued the Section 404 permit for Rock Creek in violation of the governing legislation. Although neither NovaGold nor Alaska Gold are named as defendants, the Alaskan court granted NovaGold’s motion to intervene in the case. NovaGold received a modified permit on March 13, 2007, entitling it to resume work in areas where work was prohibited while the permit was suspended.

NovaGold continued to work on the plant site and the foundations for the shop and mill buildings as the Company has obtained the Air Quality permit. The Company has prepared the plant site for construction of the mill facilities and has cleared a significant portion of the wetlands covered by the permit in the areas of the tailings facility and waste dump, as part of normal construction activities. However, mine construction at the Rock Creek project may be impeded if the permit is challenged again and if a court enters an order in the litigation temporarily or permanently enjoining the project.

Takeover Bid by Barrick

In July 2006, Barrick initiated a hostile takeover bid to acquire all the outstanding common shares of the Company. The bid expired on December 6, 2006, and Barrick announced it had taken up and paid for approximately 14.8% of the Company’s then issued and outstanding shares.

Shareholder Rights Plan

NovaGold’s Board of Directors approved a new Shareholder Rights Plan (the “Rights Plan”), which took effect December 7, 2006, immediately upon the expiry of Barrick’s hostile takeover bid. NovaGold originally adopted a shareholder rights plan on May 31, 2006, but waived its application to Barrick’s bid on September 25, 2006.

The new Rights Plan, which includes substantially the same terms as the original shareholder rights plan, was adopted to ensure the fair treatment of shareholders in connection with future unsolicited takeover bids and other stock acquisitions above 20% that are not offered to all shareholders on the same terms. Shareholder approval of the Rights Plan will be sought at NovaGold’s Annual General and Special Meeting of shareholders, scheduled for May 2007. If ratified by shareholders, the Rights Plan will expire at NovaGold’s Annual General Meeting in 2010, unless terminated at an earlier date. The Rights Plan is subject to regulatory approval.

Acquisition of Coast Mountain Power Corp.

On August 3, 2006, NovaGold completed the acquisition of all of the outstanding common shares and stock options of Coast Mountain Power Corp. and its wholly owned subsidiaries (collectively, “Coast Mountain”) pursuant to a Plan of Arrangement between NovaGold and Coast Mountain. The Plan of Arrangement was approved by the Supreme Court of British Columbia on July 31, 2006. NovaGold issued approximately 2,512,000 common shares valued at $44.4 million in connection with the acquisition. See “Legal Proceedings — Litigation Regarding Dissenting Shareholder of Coast Mountain”.

Coast Mountain is a “green power” company with planned run-of-river hydro-electric projects located near NovaGold’s Galore Creek project in northwestern British Columbia. Coast Mountain’s largest asset is the Forrest Kerr run-of river hydroelectric project which is designed to generate and transmit up to 115 megawatts (“MW”) of electricity into the British Columbia hydroelectric grid. Forrest Kerr qualifies as a “green power” project under B.C. Hydro’s Green Power Initiative designed to encourage the development of renewable, low-impact and socially responsible power generation in the Province of British Columbia.

By acquiring Coast Mountain, NovaGold secured the rights to develop the Forrest Kerr run-of-river hydroelectric project and its associated electrical transmission infrastructure which is required to connect both the Galore Creek project and the Forrest Kerr generating facility to the B.C. Hydro grid. NovaGold is working with Hatch Energy to update and optimize the design of the Forrest Kerr generating facility and to evaluate the possibility of expanding its design capacity beyond Coast Mountain’s previously designed 115MW capacity. In the event this expansion is deemed to enhance economics, additional permits will be required. NovaGold possesses, through Coast Mountain, all required permits and authorizations to construct a 138 kilovolts (“kV”) transmission line and interconnection facility extending from Bob Quinn, the eastern terminus of Galore Creek’s proposed transmission line, south to Meziadin Junction, the northernmost extent of the existing B.C. Hydro grid. Under Galore Creek’s current construction schedule, construction of this line is not required to commence until mid-2008 at the earliest.

While 138kV transmission infrastructure remains NovaGold’s base case for planning, the Company was formally approached by the Government of the Province of British Columbia in late 2006 to explore the possibility of replacing this 138kV system with a larger 287kV system which would be built, owned and operated by the British Columbia Transmission Commission and B.C. Hydro. As the construction and operation of transmission infrastructure is not NovaGold’s core business, the Company is currently engaged in a dialogue with the Government of the Province of British Columbia to determine how NovaGold can support this initiative. Although these discussions are in early stages, if a formal agreement is reached and this initiative can obtain its required approvals, the Company believes that both its Forrest Kerr and Galore Creek projects could benefit from its development.

On March 26, 2007 Coast Mountain changed its name to NovaGreenPower Inc.

Financings

On February 8, 2006, the Company issued by way of a public offering 14,950,000 common shares at $13.43 (US$11.75) per common share for net proceeds of $188.5 million after commissions and expenses of $12.3 million.

Properties

The following description summarizes selected information about the Company’s Galore Creek project, Donlin Creek project, Nome Operations and Ambler project. Please refer to the Company’s Annual Information Form for the fiscal year ended November 30, 2006, and the various NI 43-101 compliant reports referenced below for a further description of these properties, including their location, accessibility, climate, local resources, infrastructure, physiography, geological setting, mineralization, past drilling programs and history.

Galore Creek Project

The Galore Creek property is an advanced stage copper-gold project located in northwestern British Columbia. NovaGold holds the Galore Creek project’s known resources under two option agreements. The main Galore Creek property, which consists of the Southwest, Central, Junction and West Fork deposits, contains all the project’s reserves and most of the project’s known resources. Under an option agreement originally with subsidiaries of Rio Tinto plc and Anglo American plc, the then shareholders of the company that owned the main Galore Creek property, NovaGold can acquire 100% of such company by completing a pre-feasibility study and making payments to the shareholders totalling US$20 million by October 26, 2011. On March 29, 2007 NovaGold delivered notice under the option agreement that it was exercising its option to acquire 100% of the Galore Creek project. As of the date of this Prospectus, the Company has made US$7.8 million in payments to the shareholders. Payments of US$2.5 million are due on October 26th of each year between 2007 and 2011 inclusive. There are no royalties or back-in rights on the main Galore Creek property.

Under a second option agreement with Eagle Plains Resources Ltd. (“Eagle Plains”), NovaGold may acquire up to an 80% interest in the Copper Canyon property which is immediately east of the main Galore Creek property. An initial 60% interest may be earned by expending $3 million on the property, issuing 296,296 common shares of NovaGold (all of which have been issued), and making property payments of up to $0.25 million. An additional 20% interest may be earned by paying $1 million to Eagle Plains and completing a feasibility study by September 2011. The Copper Canyon property is subject to a 2% net smelter returns royalty which may be reduced to 0.5% by the payment of $2 million to the royalty holder.

In addition, under a further option agreement NovaGold may earn a 60% interest in the Grace claims which are immediately to the north of the main Galore Creek property pursuant to an option agreement with Pioneer by purchasing approximately $1 million of shares of Pioneer (which purchase was completed in 2004) and expending $5 million on the Grace claims over five years. Pioneer, which is now controlled by Barrick, is seeking to rescind the option agreement. See “Legal Proceedings — Litigation Regarding the Grace Claims”.

The Company has also acquired mineral rights in the Galore Creek vicinity through staking. NovaGold now holds, or has an interest in, greater than 870 square kilometres in the Galore Creek area.

On February 13, 2006, the Company announced that it had entered into a comprehensive agreement with the Tahltan First Nation for their participation in, and support of, the development of the Galore Creek project. Financial contributions will be made by NovaGold to the Tahltan Heritage Trust Fund which will be used to mitigate any adverse social and cultural impacts of mine development. During mine operations, Trust Fund payments are guaranteed to be no less than $1 million annually. Upon reaching certain agreed financial targets, and subject to positive mine operating cash flow, the Trust Fund will receive the greater of $1 million or a 0.5% to 1.0% net smelter royalty each year.

Feasibility Study

In October 2006, Hatch Ltd., an independent engineering services company, together with a number of specialized consultants, completed a feasibility study (the “Galore Creek Feasibility Study”) for the Galore Creek project. This study confirms the economic viability of a conventional open-pit mining operation using long-term metals prices and provides the basis for the Company’s first proven and probable reserves for copper, gold and silver. The Galore Creek Feasibility Study was completed under the coordination of Bruce Rustad, P.Eng., Director of P&CM/Project Manager for Hatch Ltd. and an independent Qualified Person as defined by NI 43-101. An NI 43-101 compliant summary of the Galore Creek Feasibility Study has been filed on the System for Electronic Document Analysis and Retrieval (“SEDAR”), providing a complete description of the Galore Creek Feasibility Study results. The information set out below is a summary of information contained in the Feasibility Study and is subject to important qualifications, assumptions and exclusions, all of which are set out in the summary of the Galore Creek Feasibility Study. For a complete description of assumptions, qualifications and procedures associated with the following information, reference should be made to the full text of the Galore Creek Feasibility Study. Any information with respect to developments after the base date of the Galore Creek Feasibility Study is solely attributable to NovaGold and has not been verified by the authors of the Galore Creek Feasibility Study.

Using base case prices of US$1.50/lb of copper, US$525/oz of gold and US$8/oz of silver, estimates of annual production and cash costs for the Galore Creek project are summarized as follows.

Total Cash
First 5 Years of Production (Averages)	Costs		Copper	Gold	Silver
	(US$)		(lbs)	(ozs)	(ozs)

Average total cash costs (net precious metals credits)		$0.38/lb Cu
Average total cash costs (net copper and silver credits)	- $	889/oz Au
Annual Production (Recovered Metal)			432 M	341,000	4.0 M

Total Cash
Life of Mine Production (Averages)	Costs		Copper	Gold	Silver
	(US$)		(lbs)	(ozs)	(ozs)

Average total cash costs (net precious metals credits)		$0.62/lb Cu
Average total cash costs (net copper and silver credits)	- $	874/oz Au
Annual Production (Recovered Metal)			262 M	165,000	2.7 M
Total Recovered Metal (Life of Mine)			5.8 B	3.6 M	58.5 M

A financial analysis using the base case parameters set out below indicates that the Galore Creek project is expected to generate an after-tax internal rate of return of approximately 10.6% and have an undiscounted after-tax net present value of US$1.74 billion. An analysis has also been performed using spot prices, 3-year trailing average prices and a conservative metals price case. The Galore Creek Feasibility Study evaluated the capital costs, operating and processing costs, taxes and treatment charge for the project. Key project economic parameters and financial results are summarized below.

Galore Creek — Summary Financial Results

	Units	Base Case

Mine Basis
Mine Life	Years	22
Ore Tonnage milled	M tonnes	522
Strip Ratio (waste to ore)		1.64
Mill throughput (nominal)	Tonnes per day	65,000
Total capital cost (mine facilities + infrastructure)(1)	US $(millions)	1,805
Sustaining capital cost(1)	US $(millions)	122
Unit Operating Costs
Mining cost per tonne mined(1)	US$/t	1.22
Milling / Process cost per tonne ore(1)	US$/t	3.05
G&A cost per tonne ore(1)	US$/t	0.80
Total Cash Cost First 5 Years (net of precious metal credits)(3)	US$/lb Cu	0.38
Total Cash Cost First 5 Years (net of copper and silver credits)(3)	US$/oz Au	(889)
Total Cash Cost Life of Mine (net of precious metal credits)(3)	US$/lb Cu	0.62
Total Cash Cost Life of Mine (net of copper and silver credits)(3)	US$/oz Au	(874)
Total Co-product Cost First 5 Years (copper)	US$/lb Cu	0.67
Total Co-product Cost First 5 Years (gold)	US$/oz Au	150
Total Co-product Cost Life of Mine (copper)	US$/lb Cu	0.82
Total Co-product Cost Life of Mine (gold)	US$/oz Au	200

			3-Year Trailing	Spot Case	Conservative
	Units	Base Case	Average	(Sept 1/06)	Case(2)

Metal price assumptions
Copper	US$/lb	1.50	1.70	3.50	1.27
Gold	US$/oz	525	461	626	495
Silver	US$/oz	8.00	7.72	12.87	6.70
US$/CA$ exchange Rate		0.81	0.81	0.89	0.75
Financial Results
Project IRR (pre-tax)	(%)	14.1	16.6	39.0	12.9
Project IRR (after-tax)	(%)	10.6	12.7	30.7	9.5
NPV 0% discount (pre-tax)	US $(millions)	2,935	3,689	13,822	2,101
NPV 0% discount (after tax)	US $(millions)	1,736	2,189	8,287	1,235
NPV 5% discount (pre-tax)	US $(millions)	1,187	1,604	7,224	833
NPV 5% discount (after tax)	US $(millions)	599	856	4,254	395
Payback	Years	4.0	3.7	1.5	3.9
Cashflow
Annual Average After-tax Net Cashflow (years 1-5)(4)	US $(millions)	414	445	936	384
Cumulative After-tax Net Cashflow (years 1-5)(4)	US $(millions)	2,069	2,227	4,678	1,921

(1)	Converted from Canadian dollars to U.S. dollars at the base case $1.00 = US$0.81 long-term exchange rate.

(2)	Average metal price based on N. Seldon Marketing Report with long-term staggered metal prices.

(3)	Cash cost is not a term recognized by Canadian GAAP or U.S. GAAP and includes mining costs, processing costs (including transportation and refining), and local production taxes and royalties but excludes end-of-mine reclamation accruals.

(4)	After-tax net cash flow is defined as the revenue, less operating, capital costs and cash taxes.

The Galore Creek Feasibility Study was designed to assist the Company in making a decision as to whether to commence construction on the Galore Creek project. The Company has since updated its construction schedule which has lengthened the planned construction time and extended the start of production into 2012, assuming the timely receipt of all necessary permits and assuming the Company is able to raise adequate financing. The Company believes that this revised construction schedule will reduce overall project development risk. However, the revised schedule also results in an approximate US$130 million reduction in the base case after-tax net present value (at a 5% discount rate) and a reduction in the base case after-tax internal rate of return to approximately 9%, as of January 1, 2007. This reduction in net present value and internal rate of return is not expected to affect the Company’s decision as to whether to commence construction or to proceed to production.

Construction

As currently envisioned, the Galore Creek project capital estimates include Phase 1 infrastructure associated with providing road and power access to the Galore Creek Valley and Phase 2 construction of the mine facilities. The Phase 1 work represents approximately 20% of the overall capital costs for the project. Electrical power will be supplied from a connection to the B.C. Hydro grid where the project access road meets Highway 37.

Phase 1 construction is anticipated to take 24 months, with access to the Galore Valley in the second half of 2009. Significant activities during Phase 1 include the construction of approximately 128 kilometres of mine access roads, 40 small bridges and 13 large bridges, 4.5 kilometres of access tunnels, the design of concentrate and diesel fuel pipelines in the access road and the construction of an approximately 130 kilometre power transmission line from Bob Quinn to the Galore Valley. Most of the Phase 1 work is scheduled to be completed during the summer months.

The largest portion of the capital expenditures will be the Phase 2 construction which will focus on mine facilities, including the tailings dam. Phase 1 and Phase 2 construction activities will overlap in the latter stages of Phase 1. Mine production start-up is anticipated to begin in mid-2012 after three months of commissioning. Significant activities during Phase 2 include the construction of mine infrastructure, the diversion of Galore Creek, the completion of the concentrate and fuel pipeline, construction of the tailings dam structure, construction of the process plant, construction of the mine infrastructure and completion of the power transmission line.

The completion of the tailings dam in Phase 2 will require three summer seasons. Core dam material can only be placed during optimum conditions as excessive moisture and inclusion of frozen materials is unacceptable. Therefore, work during the winter months will be limited accordingly.

The mine is envisioned as a conventional open-pit operation with a 65,000 tpd processing plant based on crushing, grinding, flotation, thickening and filtrating of a copper concentrate, which would be shipped to the Port of Stewart for off-site smelting and refining of the copper, gold and silver.

As at November 30, 2006, NovaGold had commitments outstanding in the amount of $30.8 million for pre-construction activities related to tunnel and road infrastructure at the Galore Creek project, which started in the latter half of 2006. These goods and services are anticipated to be delivered by the end of 2007. Subsequent to November 30, 2006, NovaGold awarded contracts for road, tunnel and support activities related to the Galore Creek project with minimum commitments of $31.7 million. As of February 27, 2007, NovaGold made payments of $5.0 million under certain of these Galore Creek commitments entered into before and after November 30, 2006.

NovaGold is considering financing alternatives for the development of the Galore Creek project including a sale of a significant interest in the project, project debt, a strategic alliance with a company involving the sale of copper concentrates from the property, equity finance or a combination of some or all of these alternatives. Depending upon the financing alternative ultimately chosen, NovaGold may have less control over the management of the Galore Creek project than it currently possesses. While NovaGold ultimately intends to enter into a joint venture or other strategic alliances in connection with the development of this project, NovaGold may also issue Securities as described herein in order to make certain that adequate funds are in place to ensure the development plans proceed as scheduled. See “Risk Factors — NovaGold will require external financing or may need to enter into a strategic alliance or sell property interests, to develop its mineral properties.”

Prior to production commencing on the Galore Creek project, all additional permits must be received and financing for construction and development must be obtained and construction must be completed. Based on the provincial and federal permitting schedule, the project is on target to receive permits in the second quarter of 2007. However, there can be no assurance that all of the required permits will be received in accordance with the schedule. NovaGold believes that completion of the first phase of construction will add substantial value to the project and reduce overall project development risk by providing road access and power to the Galore Creek mine site in preparation for the second larger phase of actual mine construction.

Environmental Assessment and Permitting

The Galore Creek environmental assessment process was initiated in February 2004. As part of the environmental assessment review process, a series of public meetings were held in various communities in the Galore Creek region, with the public and regulatory comment periods running from July 10, 2006 to September 8, 2006 and September 22, 2006, respectively. The Galore Creek team prepared responses to the comments, with consultation with regulators and the Tahltan First Nation on the process. The Tahltan Central Council submitted their comments to the British Columbia Environmental Assessment Office on October 18, 2006 supporting NovaGold’s application for an Environmental Assessment Certificate.

As part of the concurrent permitting process, NovaGold has filed an application with the British Columbia Government to obtain a surface lease over a portion of the Grace claims, under option from Pioneer which is now controlled by Barrick, where NovaGold intends to build a tailings and waste rock storage facility for the Galore Creek project. Pioneer is opposing the application and is seeking, among other things: (a) an injunction to restrict NovaGold from continuing its surface lease application and from placing any waste or tailings facility on the Grace claims; and (b) a declaration that NovaGold holds any surface lease in trust for Pioneer and must transfer to Pioneer any surface lease it obtains. A recent report from the British Columbia Ministry of Energy, Mines and Petroleum Resources has concurred that NovaGold’s drilling on the Grace property is sufficient to confirm that there is no economic mineralization in the area proposed for the tailings and waste storage facility. A final decision on granting a surface lease from the British Columbia government is expected in the second quarter of 2007. However, there can be no assurance that the surface lease will be granted at such time.

On February 23, 2007, NovaGold announced that it had received from the Province of British Columbia, the Environmental Assessment Certificate for the Galore Creek project. The current provincial and federal environmental assessment process is targeted to be concluded in the second quarter of 2007, with construction targeted to begin in the second quarter of 2007 upon issuance of appropriate permits. A delay in any of the critical permits could result in a delay in construction and in production. In particular, a delay in the permits to construct roads, tunnels and bridges could negatively impact the construction schedule. There can be no assurance that all of the required permits will be received in accordance with this schedule. See “Risk Factors — NovaGold requires various permits and property rights in order to conduct its current and anticipated future operations and delays or a failure to obtain such permits and property rights, or a failure to comply with the terms of any such permits that NovaGold has obtained, could have a material adverse effect on NovaGold.”

Reserve and Resource Estimates

The Galore Creek Feasibility Study estimates proven and probable reserves for the Galore Creek project as set out in the NI 43-101 report by Hatch Ltd. in October 2006, and as summarized below.

Galore Creek Reserve Estimate(1)

	Run of Mine				Contained	Contained	Contained
Class	Tonnage	Cu	Au	Ag	Copper	Gold	Silver
	(Millions)	(%)	(g/t)	(g/t)	(B lbs)	(M ozs)	(M ozs)

Proven	239.5	0.625	0.343	6.01	3.30	2.64	46.28
Probable	301.3	0.503	0.271	4.78	3.34	2.63	46.30

Total	540.7	0.557	0.303	5.32	6.64	5.27	92.58

(1)	Cutoff grade of 0.25% copper equivalent (CuEq). CuEq calculation is based on net smelter return and uses metal prices of US$1.25/lb of copper, US$450/oz of gold and US$7/oz of silver.

The project reserves have been estimated using a C$3.82/t net smelter return (net of offsite concentrate and smelter charges and onsite plant recovery) as a cutoff for break-even ore/waste selection and for the grade bins for cashflow optimization. Detailed pit phases were engineered from the results of a Lerchs-Grossman sensitivity analysis and yielded phase reserves using a 3.6% dilution for all material above the 0.25% CuEq cut-off grade and assuming mining losses of 2.4%. Reserves have been estimated assuming metal recoveries based on detailed metallurgical recovery program results, specific to each individual pit area, ranging from 88 — 92% recovery for copper, 68 — 76% recovery for gold and 57 — 71% recovery for silver, and a copper concentrate grade ranging from 26 — 28% copper. Proven and probable reserves are considered to be “ore”, which by definition is economically recoverable.

The updated resource estimate used for the Galore Creek Feasibility Study was filed on SEDAR on September 12, 2006 which was reviewed by Mike Lechner, Registered Professional Geologist of Resource Modeling Inc., an NI 43-101 Qualified Person.

Galore Creek Measured, Indicated and Inferred Resource Estimate(1)

Resource Category	Tonnes	Cu	Au	Ag	CuEq(2)	Copper	Gold	Silver
	(Millions)	(%)	(g/t)	(g/t)	(%)	(B lbs)	(M ozs)	(M ozs)

Measured	263.6	0.62	0.35	5.9	0.81	3.6	3.0	50.0
Indicated	485.3	0.46	0.28	4.3	0.63	4.9	4.4	67.1

Measured and Indicated	748.9	0.52	0.30	4.9	0.69	8.5	7.4	117.1

Inferred(3)	431.9	0.36	0.31	4.8	0.58	3.4	4.3	66.0

(1)	Measured and Indicated Resources include Proven and Probable Reserves.

(2)	Copper-equivalent (CuEq) calculations use metals prices of US$1.25/lb of copper, US$450/oz of gold and US$7/oz of silver. Copper-equivalent calculations (CuEq%) reflect gross metal content that has been adjusted for metallurgical recoveries based on the metallurgical domain testwork completed by Hatch Ltd. Copper recovery is expressed as a formula unique to each metallurgical domain necessary to derive copper concentration grades. Gold and silver recoveries of each metallurgical domain are expressed as a proportion of copper recovery.

(3)	Includes the Copper Canyon Inferred Resource on an 80% basis calculated using a 0.35% CuEq cut-off grade, as stated in the technical report titled “Geology and Resource Potential of the Copper Canyon Property” issued in February 2005. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred Resources have a great amount of uncertainty as to their existence and whether they can be mined legally or economically. It cannot be assumed that all or any part of the Inferred Resources will ever be upgraded to a higher category. Although “Measured Resources”, “Indicated Resources” and “Inferred Resources” are categories of mineralization that are recognized and required to be disclosed by Canadian regulations, the SEC does not recognize them. Disclosure of contained ounces is permitted under Canadian regulations, however, the SEC generally permits resources to be reported only as in place tonnage and grade. See “Cautionary Note to United States Investors”.

The reserve and resource model in the Feasibility Study was based on all data available through the 2005 season and constructed by Kevin Francis, P.Geo., Resource Manager for NovaGold and Mike Lechner, Registered Professional Geologist of Resource Modeling Inc., who are both NI 43-101 Qualified Persons. The reserve and resource estimates are based on a 3-D computer block model with copper, gold and silver block grades estimated into 25 metre x 25 metre x 15 metre high blocks using 5-metre-long drill hole composites. Prior to compositing the drill hole grades, high-grade outlier values were cut based on an analysis of cumulative probability plots. The grade models were validated by visual and statistical methods and are deemed to be globally unbiased. The blocks were then classified into Measured, Indicated and Inferred Mineral Resource categories using the number of data and distance to data method. No environmental, permitting, legal, title, taxation, sociopolitical, marketing or other issues are expected to materially affect the above estimates of mineral reserves or resources.

An updated resource estimate incorporating the results of the 2006 exploration drill campaign was completed by the Company in March 2007. The updated estimate increased Measured and Indicated Resources for copper, gold and silver by 20%, 12% and 21%, respectively. Inferred Resources increased by 32%, 23% and 33% for copper, gold and silver, respectively. Proven and probable reserves for the Galore Creek project were estimated in the Galore Creek Feasibility Study in October 2006 and have not been updated. Less than 3% of the 2006 drilling, which was the subject of the resource estimate update, is contained within the pit that was the basis of the Galore Creek Feasibility Study and for which NovaGold must receive applicable permits prior to construction. The updated resource estimates are summarized below.

Updated Galore Creek Measured, Indicated and Inferred Resource Estimate(1)(4)

Resource Category	Tonnes	Cu	Au	Ag	CuEq(2)	Copper	Gold	Silver
	(Millions)	(%)	(g/t)	(g/t)	(%)	(B lbs)	(M ozs)	(M ozs)

Measured	282.1	0.59	0.33	5.6	0.79	3.7	3.0	51.2
Indicated	646.3	0.46	0.25	4.4	0.60	6.6	5.3	90.6

Measured and Indicated	928.4	0.50	0.28	4.7	0.65	10.2	8.3	141.8

Inferred(3)	533.4	0.36	0.28	4.5	0.52	4.2	4.8	77.8

Notes:

(1)	Measured and Indicated Resources include Proven and Probable Reserves.

(2)	Copper-equivalent (CuEq) calculations use metals prices of US$1.25/lb for copper, US$450/oz for gold and US$7/oz for silver. Copper-equivalent calculations (CuEq%) reflect gross metal content that has been adjusted for metallurgical recoveries based on the metallurgical domain testwork completed by Hatch Ltd. Copper recovery is expressed as a formula unique to each metallurgical domain necessary to derive copper concentration grades. Gold and silver recoveries of each metallurgical domain are expressed as a proportion of copper recovery.

(3)	Includes the Copper Canyon Inferred Resource on an 80% basis calculated using a 0.35% CuEq cut-off grade, as stated in the technical report titled “Geology and Resource Potential of the Copper Canyon Property” issued in February 2005. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred Resources have a great amount of uncertainty as to their existence and whether they can be mined legally or economically. It cannot be assumed that all or any part of the Inferred Resources will ever be upgraded to a higher category. Although “Measured Resources”, “Indicated Resources” and “Inferred Resources” are categories of mineralization that are recognized and required to be disclosed by Canadian regulations, the SEC does not recognize them. Disclosure of contained ounces is permitted under Canadian regulations, however, the SEC generally permits resources to be reported only as in place tonnage and grade. See “Cautionary Note to United States Investors”.

(4)	Rounding differences may occur.

The 2006 drill program and sampling protocol was completed with oversight by Scott Petsel, Manager Exploration, Canada for the Company, who is a NI 43-101 Qualified Person. The updated resource estimate is based on a 3-D geologic and mineralization model that integrated all exploration work on the Galore Creek project, including over 216,806 meters (711,304 feet) of drilling in 806 holes.

Future Work

Drilling in 2007 will likely focus on: (i) high-grade breccia mineralization known to exist at the Saddle prospect just to the east of the Central deposit; (ii) recently discovered mineralization at the Butte prospect lying roughly between the Junction and Southwest deposits; and (iii) the scoping of potential higher grade underground scenarios to augment and optimize the long term mine production scheduling. The Company currently expects to drill in excess of 15,000 metres in 2007.

Donlin Creek Project

The Donlin Creek property is an advanced stage gold project located in southwestern Alaska and is one of the largest known undeveloped gold deposits in the world, based on publicly reported resources. The Donlin Creek property contains a measured and indicated resource estimated at 16.6 million ounces of gold and an additional inferred resource estimated at 17.1 million ounces of gold. The property is under lease from Calista and the Kuskokwim Corporation, two Alaska native corporations. The Calista lease is in effect until 2015 and so long thereafter as mining operations are carried out at the Donlin Creek property. Under the Calista lease, Calista, the owner of the subsurface rights of the property, has a right, within 90 days of issuance of a bankable feasibility study on the Donlin Creek project, to elect to acquire between a 5% and 15% participating operating interest in the project covered by the feasibility study by delivering a notice of election and payment for the elected pro rata share of project capitalized costs incurred on the project to that date. As part of its payment, Calista would receive credit for any public funding or other funding sources it secures to deliver equipment, professional services or any other goods or services or infrastructure necessary to the Donlin Creek project. If a feasibility study is also issued on an additional stand-alone operation that does not rely on the facilities or economic viability of the original facility, then Calista will have an additional mutually exclusive back-in right on the same terms with respect to that facility.

Effective July 14, 2001, the Company entered into an earn-in agreement with Placer Dome, now Barrick, to acquire a 70% interest in the Donlin Creek project, subject to a back-in right reserved by Barrick. To earn its interest, the Company was required to spend US$10 million on exploration and development on the project by July 14, 2011. On November 13, 2002, the Company completed US$10.6 million of expenditures on the Donlin Creek project and earned a 70% interest in the property from Barrick. On February 10, 2003, Barrick elected to exercise an option to earn an additional 40% interest from the Company, for a total of 70%, in the Donlin Creek project by spending a total of US$31.9 million on the property, completing a bankable feasibility study, and making a board decision to construct a mine at Donlin Creek to produce not less than 600,000 ounces of gold per year, all by November 13, 2007. Under this option, Barrick may not earn any incremental interest in the project, above the 30% level, until, and unless, all of the above conditions are met by November 13, 2007. The Company was not required to contribute any additional funding until Barrick completed the US$31.9 million expenditure, and the Company had the right to elect that Barrick fund additional expenditures beyond the US$31.9 million, subject to accruing interest at prime rate plus 2% and granting a security interest on the property. All such funds would be repayable from 85% of the Company’s cash flows from Donlin Creek. Barrick is also required to assist the Company with third party financing for the Company’s share of construction costs. In February 2003, Barrick elected to become manager of the joint venture and to initiate development work such that Barrick would be in a position to exercise its back-in right. If Calista exercises its back-in right under the Calista Lease, Barrick’s and the Company’s interest will be proportionately reduced to provide for the Calista interest. In May 2006, Barrick provided notice that it had met the required minimum US$31.9 million of expenditures effective March 31, 2006. If construction is commenced, Barrick agreed to assist NovaGold in obtaining third party financing for NovaGold’s share of the costs of the construction. If both the Barrick and Calista rights are exercised in full, the Company’s interest in the Donlin Creek project would decrease to 25.5%. NovaGold does not believe it will be possible for Barrick to meet the requirements for it to earn an additional 40%. See “Legal Proceedings — Litigation Regarding the Donlin Joint Venture” and “Risk Factors — Barrick and Calista each retain back-in rights on the Donlin Creek project which, if exercised, could dilute NovaGold’s interest in the project”.

An advance minimum royalty (“AMR”) on the Donlin Creek property of US$200,000 is payable by the joint venture to Calista annually until a feasibility study is completed, after which the AMR will increase to US$500,000 per year. Upon commencement of production, a net smelter return royalty on production equal to the greater of 1.5% of the revenues from valuable minerals production and US$500,000 is payable to Calista, until the earlier of the expiry of five years or the payback of all pre-production expenses incurred by Barrick and the Company. Thereafter, the annual net smelter return royalty on production will be increased to the greater of 4.5% of the revenues from valuable minerals production and US$500,000.

Resource Estimate

In January 2006, a new resource estimate was completed by the Donlin Creek joint venture which supersedes previous resource estimates on the Donlin Creek project. The new resource estimate was based on an updated geologic and mineralization model that integrated 28,240 metres of drilling completed by Placer Dome in 2005 and 193,598 metres of drilling previously completed by Placer Dome and NovaGold. The model contained a total of 109,595 assay intervals from 221,838 metres of drilling and trenching.

A technical report was prepared and filed on SEDAR in accordance with NI 43-101 by Kevin Francis, P.Geo., Resource Manager of the Company, Stanton Dodd, P.Geo., an employee of the Company, and Lynton Gormely, Ph.D., P.Eng. of AMEC Americas Limited, each of whom is a Qualified Person under NI 43-101. The resource estimate was verified by Kevin Francis.

In September 2006, in support of a preliminary economic assessment (“PEA”) by SRK Consulting (“SRK”), an updated tabulation of the January 2006 resource estimation was completed for a pit using metal prices of US$500/oz of gold and US$8.30/oz of silver and a base case of 0.76 g/t gold cut-off grade assuming a 60,000 tpd. The PEA was prepared in accordance with NI 43-101 by Kevin Francis, P.Geo., Resource Manager of the Company, Stanton Dodd, P.Geo., an employee of the Company, and Gordon Doerksen, P.E. of SRK, each of whom is a Qualified Person under NI 43-101. Unless stated otherwise the following information is summarized from the PEA which has been filed on SEDAR. SRK conducted a preliminary review of Placer Dome’s data and found the methodology to be satisfactory and possibly conservative in terms of contained metal at the 0.76 g/t gold cut-off grade. An NI

43-101 — compliant technical report for the resource estimate, relied upon as the basis for this study, was filed in January 2006. Based on a 0.76 g/t cut-off grade, the Donlin Creek resource estimates as at September 2006 are as follows.

Total Resources(1) at 0.76 g/t cut-off — Donlin Creek Project

	Tonnes(1)(2)	Grade	Contained Ounces(1)((2)
	(Millions)	(g/t)	(Millions)

Measured	20	2.56	1.6
Indicated	196	2.39	15.0

Total Measured and Indicated	215	2.40	16.6

Inferred	227	2.34	17.1

(1)	Although “Measured Resources”, “Indicated Resources” and “Inferred Resources” are categories of mineralization that are recognized and required to be disclosed by Canadian regulations, the SEC does not recognize them. Disclosure of contained ounces is permitted under Canadian regulations; however, the SEC generally permits resources to be reported only as in place tonnage and grades. See “Cautionary Note to United States Investors”.

(2)	Rounding differences may occur.

In February 2007, Barrick published an initial interim resource model to meet its year-end reporting requirements. The estimates in this resource model are not based on a published NI 43-101 compliant Technical Report. The interim resource model was based on the results of 39,000 metres of drilling (out of the total 82,000 metres of drilling) carried out in 2006. The 39,000 metres of drilling results in the interim model were primarily from the Acma area and the 43,000 metres of drilling not reflected in the interim model were primarily in the Lewis area. In preparing the interim resource model, Barrick used a more restrictive estimation methodology that had previously been used by Placer Dome and which formed the basis of the January 2006 report. Compared with the January 2006 report, this interim update shows an increase of 4.9 million ounces in Measured and Indicated Resources for the project from 14.9 million ounces to 19.8 million ounces, representing a 33% increase. At the Acma deposit, the Measured and Indicated Resources increased by 2.9 million ounces from 8.2 million ounces to 11.1 million ounces. The Barrick interim resource model shows an overall decrease in the Inferred Resource from 13.6 million ounces to 1.6 million ounces, with 4.9 million ounces being converted to the Measured and Indicated category and a decrease of 7.1 million ounces largely due to the change in methodology used by Barrick to define Inferred Resources. The January 2006 resource estimates were updated in the September 2006 Report as set forth in the table above.

Of the decrease in Inferred ounces, 6.0 million were in the Lewis area where the vast majority of the remaining 43,000 metres of 2006 drilling not included in Barrick’s interim update took place. NovaGold anticipates that additional Measured and Indicated Resources and Inferred Resources will be added to those shown in Barrick’s interim estimate once the full results from the Lewis area are included.

NovaGold anticipates that the final 2006 drill assays and a complete 2006 resource estimate will be released in the second quarter of 2007. See “Risk Factors — The figures for NovaGold’s reserves and resources are estimates based on interpretation and assumptions”.

Preliminary Economic Assessment

The September 2006 Preliminary Economic Assessment (the “PEA”) by SRK confirmed the economics of a conventional open-pit mining operation at a production rate of 60,000 tpd with the potential to produce on average 1.4 million ounces of gold per year over the 22-year life of the project. Costs, appropriate with this level of the PEA, have been estimated and form the foundation of the economic analysis of the project on a 100% basis. The PEA prepared by SRK was based on a technical and economic review by a team of consultants who are specialists in the fields of mineral exploration, mineral resource estimation and classification, open-pit mining, mineral processing and mineral economics. The PEA was completed under the direction of Gordon Doerksen, P.E., an independent Qualified Person as defined by NI 43-101.

It is important to note that the PEA is preliminary in nature, and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied that would allow them to be categorized as mineral reserves, and there is no certainty that the conclusions reached in the PEA will be realized. Inferred mineral resources have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred resource will ever be upgraded to a higher category.

SRK also completed a sensitivity analysis to determine the economic effects of changes to the capital and operating costs and the gold price, to determine the economic potential of the Donlin Creek project. In the first seven years, the analysis projects an average annual production of approximately 1.885 million ounces of gold at an average cash cost of US$223/oz of gold. The project would generate an average annual pre-tax cash flow of approximately US$482 million for the first seven years using a long-term gold price of US$500/oz, resulting in payback of all mine capital in less than five years.

SRK’s analysis indicates that using a gold price of US$500/oz, Donlin Creek could generate a pre-tax rate of return of 12.1% and a net present value at a 5% discount rate (“NPV5%”) of US$1,001 million, resulting in a capital cost payback period of less than 5 years. A sensitivity analysis on the project shows that the NPV is most sensitive to changes in the gold price, followed by changes to operating costs and capital costs. For example, a gold price of US$550/oz increases the after-tax NPV5% to US$1,453 million, and a gold price of US$450/oz decreases the after-tax NPV5% to US$554 million.

This financial analysis includes capital costs to construct a powerline connecting the Donlin Creek project site to the existing Anchorage/Fairbanks power grid. This analysis also includes Inferred Resources. Inferred Resources have a great amount of uncertainty as to their existence and whether they can be mined legally or economically. It cannot be assumed that all or any part of the Inferred Resources will ever be upgraded to a higher category. Inferred Resources are excluded from estimates forming the basis of a feasibility study.

Assumptions Used in the Preliminary Economic Analysis

Parameter	Units	Value

Metal Price
Gold	US$/oz	500.00
Silver	US$/oz	8.30
Production
Pre-Production Period (Pre-strip)	Years	2
Mine Start Date		2013
Mine Life (after Pre-Production)	Years	22
Life of Mine Ore Tonnage	Million tonnes	482.3
Life of Mine Mill Head Grade (diluted)	Gold g/t	2.17
Contained Gold	Million oz	33.5
Metallurgical Recovery	%	90.6
Recovered Gold	Million oz	30.3
Recovered Silver	Million oz	7.2
Target Production Rate	Tonnes per day	60,000

Average Annual Gold Production (Years 1-7)	Million oz per year	1.885

Average Annual Gold Production (Life of Mine)	Million oz per year	1.379

Estimated Life of Mine Operating Costs

Parameter	Units	Estimate (US$)

Mining	$/tonne mined	$0.92
Processing	$/ore tonne milled	$9.58
Mine Consumables	$/ore tonne milled	$0.41
G&A	$/ore tonne milled	$1.06
Refining and shipping	$/recovered oz	$5.25
NSR (royalties)	$/tonne milled	$1.12

Total life of mine operating costs are estimated at US$17.44 per tonne milled and US$276/oz of recovered gold.

Estimated Project Capital Costs

Description	Estimate (US$)

Direct Construction Capital (ex. Power Line)	$976M
Indirect Construction Capital	$423M
Contingency @ 15%	$210M

Subtotal Construction (ex Power Line)	$1,609M
Intertie Power Line	$408M

Total Construction	$2,017M
Permitting, Exploration, Studies, 1st Fills, Spares(1)	$113M
Life of Mine Sustaining	$427M

(1)	Capital costs in 2006 for exploration, EIS/permitting and studies are assumed to be sunk costs and are not included.

Estimated Cash Costs(1)

Average Total Cash Costs	Years 1 — 7	US$	223/oz of gold
(total operating expense per recovered ounce of production)	Life of mine	US$	276/oz of gold
Total Costs	Years 1 — 7	US$	303/oz of gold
(total operating expense plus depreciation per recovered ounce of production)	Life of mine	US$	362/oz of gold

(1)	Cash costs is not a term recognized by Canadian GAAP or U.S. GAAP and includes mining costs, processing costs (including transportation and refining), local production taxes and royalties, but excludes end of mine reclamation accruals.

The following table shows 100% of Donlin Creek’s NPV from the PEA at varying discount rates, as well as project payback for the base case scenario. It should be noted that the NPV calculation uses cash flows from January 1, 2007 onward, including the three years (2007 — 2009) of pre-construction costs such as an Environmental Impact Study, permitting, a final bankable feasibility study, engineering design, and similar items.

Gold Price Sensitivity After Tax (US$ millions)

		(Base Case)
Gold Price ($/oz)	$450	$500	$550	$600	$700

NPV0%	2,123	3,009	3,930	4,821	6,615

NPV5%	554	1,001	1,453	1,888	2,761

Mine Plan

SRK, with the assistance of other professionals, performed the open-pit mine design, scheduling and costing for the project. The basic assumptions used in the Mine Plan are summarized below.

Basic Assumptions Used in the Mine Plan (US$)

Parameter	Unit/Comments	Value

Run of Mine production rate	Tonnes per Day	60,000
Gold price	Per oz of gold	$500
Mine operating costs(1)	Per tonne of rock mined	$0.88
Marketing, refining, shipping	Per tonne milled	$0.34
Process costs	Per tonne milled	$9.58
G&A costs	Per tonne milled	$1.06
Mining & Processing Break-even Cost (“Pit Rim” costs)	Per tonne milled	$10.99
Process recovery average	Variable, depending on mineralization type	90.6%
Mining dilution	Waste grade at 0.61 g/t gold	12.8%
Mining loss	Of total ore tonnes	3%
Pit slopes	Depends on various geotechnical domains	30 ° to 48 °

(1)	Mine operating costs exclude the additional cost incurred for rehandling ore once it has been mined from the pit.

These assumptions were used to determine the 0.76 g/t gold cut-off grade. It should be noted that due to the complex nature of the correlation between resource types and process recovery, an average recovery was assumed for the cut-off grade determination.

For the PEA, a 60,000 tpd processing rate was determined as optimal by SRK, in consultation with NovaGold, based on the size of the deposit, infrastructure requirements and the nature of the metallurgical process. Past reported throughput rates have not considered processing at this level due to the restrictions of onsite power capacity. These restrictions have been overcome through consultation with the regional power utility and by including the capital cost of the necessary power infrastructure in this study, such that Donlin Creek can tie in to the existing Anchorage-Fairbanks intertie powerline. The capital costs and financial results presented in the PEA reflect permitting and development timelines consistent with this processing rate and power delivery strategy.

The on-site mineral processing plant is envisioned to take the ore to a doré product. Difficult transportation logistics supported the decision to build a plant for complete ore processing, rather than shipping concentrate. The suggested processing unit operations include tertiary crushing, primary ball milling, single-stage flotation, autoclave oxidation, carbon in leach and refining to doré.

In March 2007, as part of Barrick’s year-end disclosures, Barrick published information suggesting that the capital costs to construct a 50,000 tonne per day project (NovaGold’s PEA estimates assume a 60,000 tonne per day project) at Donlin Creek may be significantly higher (possibly 80-90% higher or more) than the capital costs estimated in NovaGold’s PEA, and that operating costs are likely to be materially higher as well. In light of Barrick’s disclosure, NovaGold and SRK reviewed certain information provided by Barrick to NovaGold for the purpose of confirming the PEA estimates. Based on the limited information provided by Barrick, NovaGold and SRK believe that Barrick’s published estimates are the result of a significantly different scope and approach to the project. In particular, the Barrick estimates are based on utilizing on-site diesel and wind generation as the sources of operating power, whereas NovaGold and SRK contemplated construction of a power line to the Anchorage-Fairbanks power grid. This fundamental difference in approach resulted in increased capital costs, increased operating costs and reduced throughput in the Barrick estimates. In addition there were further conceptual or philosophical differences in estimating mineral processing costs, mining costs, mine and grade modeling as well as additional costs in certain other areas. NovaGold and SRK were not provided with have adequate information or background on the estimates to comment on the appropriateness of Barrick’s approach. As a result, NovaGold and

SRK do not believe the two estimates can be reasonably compared. As part of its review, SRK considered its capital cost estimate in the PEA in light of current trends in capital cost increases as well as other developments in the sector such as product availability, lead times, premiums and U.S. dollar depreciation. SRK has concluded that given the intended purpose of the PEA, and the parameters and operating philosophy upon which it was based, the cost estimates set forth in the PEA continue to be valid as of the dates therein, within the contingencies and accuracy level outlined in the PEA.

Future Work

In 2007, Barrick has advised NovaGold that it has continued environmental baseline studies and refining the layout and design of the mine facilities. Barrick is currently completing a pre-feasibility level study on the project in preparation for the final feasibility study and the start of the mine permitting process. Barrick had advised NovaGold that it has budgeted US$87 million for expenditures at Donlin Creek in calendar 2007, including 70,000 metres of in-fill and in-pit exploration drilling, environmental baseline studies, studies of alternative power sources, permitting work, and feasibility and engineering work.

Nome Operations

The Nome Operations consist of the Rock Creek and Big Hurrah open-pit gold deposits, the Nome Gold gold-in-gravel resource, the Nome sand-and-gravel resource, and various other gold deposits, all of which are located around the town of Nome, Alaska.

Rock Creek

In September 2006, Harry Parker, P.Geo. of AMEC Engineering and Construction Services Inc., a Qualified Person as defined by NI 43-101 prepared a NI 43-101 compliant report (the “AMEC Technical Report”). Unless stated otherwise the following information is summarized from the AMEC Technical Report which has been filed on SEDAR.

Rock Creek is the Company’s first development stage project and is expected to be its first production project. The project is partly located on 5,700 hectares (14,000 acres) of patented private land that is 100% owned by the Company’s wholly-owned subsidiary, Alaska Gold and partly on land owned by the Bering Straits Native Corporation (“BSNC”). Alaska Gold holds an exploration and mining lease on approximately 8,100 hectares (20,000 acres) of BSNC lands, as well as a surface use agreement with Sitnasuak Native Corporation (“Sitnasuak”), the local village corporation. These mineral surveys are fee simple and have no annual requirements. Based on the current preliminary mine plan, the Company advises that approximately 90% of the currently defined resources for the mine plan are located on lands owned by Alaska Gold.

Pursuant to an exploration and option agreement dated March 13, 2002, between Golden Glacier, Inc. (“GGI”), and the Company, the Company acquired the rights to explore and develop the lode deposits on an additional 15,000 acres of mineral claims held by GGI pursuant to four mining leases from BSNC to GGI. Pursuant to the exploration and option agreement, GGI granted the Company a five year option to acquire a mining sublease. In order to maintain the option in effect, the Company agreed to make annual payments to GGI ranging from US$15,000 to US$25,000 and to complete annual work commitments ranging from US$50,000 to US$150,000. The Company advises that it exercised its option and concluded a Mining Sublease in April 2006. The terms of the Sublease obligate the Company to pay an advance royalty of US$126,560 for each year that the mining Sublease is in place. The Company is also obligated to perform US$316,400 of exploration and development work per year, with excess work performed in any year able to be carried forward and applied in subsequent years. GGI is entitled to a 2.5% net smelter returns royalty and a 5% net proceeds royalty from production from BSNC lands. NovaGold is also a party to an exploration surface use agreement with Sitnasuak. In May 2006, the Company entered into a Surface Use Agreement with Sitnasuak. The agreement gives the Company exclusive use of the surface estate surrounding the Rock Creek Project for the purposes of conducting mining and milling operations. The agreement obligates the Company to pay an annual fee of US$70,000 for seven years or as long as mining, milling or marketing takes place, or until completion of active reclamation. The Company is also obligated to pay US$900 for each acre of disturbed lands.

Resource Estimate

Prior to the AMEC Technical Report, the Company completed an internal resource estimate for the Rock Creek project (including Rock Creek and the adjacent Saddle mineralization) in March 2000, which estimated Measured and Indicated Resources at Rock Creek of 6.4 million tonnes grading 2.7 grams per tonne gold (“g/t”) containing 555,000 ounces of gold. In 2003 and 2004, additional core drilling was carried out at Rock Creek. In comparing the various drilling campaigns in general, core drilling data yielded between 20% and 40% lower grades than reverse circulation data which made up a majority of the data for the March 2000 study.

Further resource estimation was undertaken in 2004 and 2005 prior to the AMEC Technical Report by the Company and various models and adjustment factors were employed by the Company’s consultants that adjusted downwards the actual RC drilling data used in the models. Though little conclusive evidence of a systematic cause for the differences between the various reverse circulation and core drill campaigns was determined, resources were downgraded to reflect a conservative basis for contained gold. Norwest Corporation, using the same adjustment factors, revised the in-pit indicated estimated resource at Rock Creek (the “2005 Rock Creek Project Economic Update Review”) that forms the basis of the above-mentioned internal resource estimate to 7.5 million tonnes grading 1.4 g/t containing 335,000 ounces of gold. NovaGold is using these reduced tonnages and grades for base case planning purposes.

The current resource model was based on all data available through the 2004 season and constructed under the supervision of Harry Parker, P.Geo. of AMEC Engineering and Construction Services Inc., a Qualified Person as defined by NI 43-101. The resource estimate is based on a 3-D computer block model with gold block grades estimated into 10 metre (north-south) x 5 metre (east-west) x 5 metre high blocks using 5-metre-long drill hole composites. Prior to compositing the drill hole grades, high-grade outlier values were cut based on metal at risk analysis. Additionally, samples collected via reverse circulation drilling had their grades adjusted downward to match the expected grades indicated from core drilling. The grade estimation model was validated by visual and statistical methods and are deemed to be globally unbiased. The blocks were then classified into Indicated and Inferred Mineral Resource categories using the number of data and distance to data method. The reported resource has been constrained by a conceptual pit shell constructed by Mike Lechner of Resource Modeling Inc., using the base case resource estimate, a gold price of US$500/oz and other economic parameters from the 2005 Rock Creek Project Economic Update Review. In September 2006, AMEC found no environmental, permitting, legal, title, taxation, sociopolitical, marketing or other issues that were expected to materially affect the above estimates of mineral resources. No reserves are present at the Rock Creek project; the gold resource estimate is as follows:

Total Resources(1) — Rock Creek Project

0.6 g/t cut off grade

Resource Category	Tonnes	Grade	Contained
	(Millions)	(g/t)	Ounces(2)

Indicated	9.6	1.3	404,000
Inferred(3)	1.4	1.0	44,000

(1)	Although “Measured Resources”, “Indicated Resources” and “Inferred Resources” are categories of mineralization that are recognized and required to be disclosed by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. See “Cautionary Note to United States Investors”.

(2)	Contained ounces are rounded to the nearest 1,000. Disclosure of contained ounces is permitted under Canadian regulations; however the SEC normally permits resources only to be reported as in place tonnage and grade.

(3)	These resources do not include 260,000 ounces of gold at the Saddle deposit, which is an historical estimate and not NI 43-101 compliant.

Rock Creek Activities Subsequent to the AMEC Technical Report

Unless stated otherwise, the remaining Rock Creek sections describe activities by the Company subsequent to AMEC’s Technical Report.

In late 2005, a study was designed to determine the optimal sampling method, sample preparation, and analytical method for the grade control program at Rock Creek. A 30 metre by 30 metre test site was selected (the equivalent of 18 model blocks) within the ore body for the location of the test. Base data for this test was derived from drilling 81 blastholes, 18 RC borings, and excavating three trenches. All sample cuttings were collected from blastholes and RC borings. Continuous chip channel samples were collected from the three trenches. All samples were shipped to McClelland Laboratories in Reno, Nevada for processing.

During 2006, the grade control samples were processed and analyzed. Based on the results of the grade control test, the grade control program at Rock Creek will include the collection of a 6 kg sample from blasthole cuttings. Sample preparation will include traditional crushing and pulverization techniques as well as gravity separation. Concentrates and a sample of the gravity tails will be fire assayed and a calculated head assay will be determined. Customized versions of MineSight and acQuire software will facilitate the classification and management of materials and destinations for the pit operations while allowing the validation and tracking of data from the exploration model to the short range model to recovered materials. A low-grade stockpile will be used to mitigate potential misclassification of material.

Work in 2006 included limited additional drilling along the northern high-wall of the deposit and immediate extension of the tension veins further to the south on the southern margin of the deposit and across the Sophie Gulch fault. An update to the resource is anticipated in 2007 once production reconciliation data is available. The deposit exhibits a strong nugget effect which has resulted in conservative downgrade of the resource pending actual production.

In August 2006, the Company received the permits to develop Rock Creek and Big Hurrah, and, following approval by the Board of Directors, construction commenced on a mine developing both projects. The main process facility and tailings will be located at Rock Creek and will process ore from Rock Creek and ore trucked from Big Hurrah. The decision to proceed to construction was based upon the Company’s assessment that net cash flows from production, based upon current resource estimates, a gold price of US$500 per ounce and estimated operating costs, would be more than sufficient on a net present value basis to cover the construction and working capital costs estimated at such time to be approximately US$80  million. These costs are significantly less than the anticipated construction costs at Galore Creek and Donlin Creek, NovaGold’s principal projects. It was also believed that the resource at the Rock Creek Project might be expanded through additional drilling done in conjunction with mine development.

The decision of the Board of Directors to commence construction at Rock Creek and Big Hurrah was based upon the Company’s internal economic assessment of these projects and no pre-feasibility or feasibility study was prepared. As a result, no NI 43-101 compliant reserve estimate has been calculated for these projects and such reserves, if calculated, could vary significantly from the current resource estimates for the projects. Mineral resources that are not mineral reserves do not have demonstrated economic viability. In addition, there is a potential for a greater degree of uncertainty as to capital costs, operating costs, production and economic returns at these projects than would be the case if a pre-feasibility study or feasibility study had been prepared. Capital costs, operating costs, production and economic returns may vary significantly from those anticipated by NovaGold in its internal economic assessment.

Future Work

In 2007, approximately $37 million is budgeted to complete construction and start operations leading to gold production at an average rate of approximately 100,000 ounces of gold per year starting by late 2007.

A group of individuals filed a lawsuit contesting a permit under the U.S. Federal Clean Water Act (“Clean Water Act”) to conduct dredging and fill operations and the Corps suspended the permit pending review in December 2006. NovaGold is continuing work in uplands and areas disturbed before the permit was suspended. NovaGold received a modified permit on March 13, 2007, entitling it to resume work in areas where work was prohibited while the permit was suspended. NovaGold believes that the lawsuit contesting this permit may be refiled. Construction may be impeded if the permit is challenged again and the court enters an order in the litigation temporarily or permanently enjoining the project, see “Legal Proceedings — Litigation Regarding the Rock Creek

Project” and “Risk Factors — Current litigation in Alaska may impact NovaGold’s ability to conduct dredging and fill operations at the Rock Creek and Big Hurrah project sites”.

Big Hurrah

The Big Hurrah property is located 35 miles east of Nome, Alaska on the existing road system. The permitted operation calls for mining Big Hurrah ore three months out of the year and trucking run-of-mine ore to the Rock Creek mill facility year-round for processing. The Company has completed approximately 16,000 metres of drilling in 273 holes and 2,850 metres of continuous trench sampling within 60 trenches.

A NI 43-101 compliant technical report titled “Big Hurrah Technical Report, Seward Peninsula, Alaska” (the “Big Hurrah Technical Report”) dated August 25, 2006 has been filed on SEDAR. Unless otherwise indicated, the summary below is based on the Big Hurrah Technical Report. The resource model was based on all data available through the 2005 season and constructed by Mike Lechner, RPG of Resource Modeling Inc., a Qualified Person as defined by NI 43-101. The resource estimate is based on a 3-D computer block model with gold block grades estimated into 2.5 metre x 2.5 metre x 5 metre high blocks using 2.5-metre-long drill hole composites. Prior to compositing the drill hole grades, high-grade outlier values were cut based on examination of probability plots. The grade estimation model was validated by visual and statistical methods and are deemed to be globally unbiased. The blocks were then classified into Indicated and Inferred Mineral Resource categories using the number of data and distance to data method. No environmental, permitting, legal, title, taxation, sociopolitical, marketing or other issues are expected to materially affect the above estimates of mineral reserves or resources. The Big Hurrah project gold resource estimate is as follows:

Total Resources(1) — Big Hurrah Project

1.0 g/t cut off grade

Resource Category	Tonnes	Grade	Contained
	(Millions)	(g/t)	Ounces(2)

Indicated	1.8	4.6	273,000
Inferred	0.6	3.1	56,000

(1)	Although “Measured Resources”, “Indicated Resources” and “Inferred Resources” are categories of mineralization that are recognized and required to be disclosed by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. See “Cautionary Note to United States Investors”.

(2)	Contained ounces are rounded to the nearest 1,000. Disclosure of contained ounces is permitted under Canadian regulations; however the SEC normally permits resources only to be reported as in place tonnage and grade.

Nome Gold

The Nome Gold project is located three miles north of Nome, Alaska on lands owned by the Company. The resources are hosted by near-surface unconsolidated sands and gravels and have been historically mined for over 100 years. The Company estimates that since 1900, more than four million ounces of gold have been extracted by various parties from the Nome Gold property. Mining was shut-down on the project in 1998 due to low gold prices at the time. In 2004, the Company commenced engineering studies to evaluate the viability of restarting mining operations at the property.

On August 28, 2006, Norwest Corporation completed a NI 43-101 compliance resource estimate and technical report for the property entitled “Review and Technical Report on the Nome Placer Gold Property” (the “Nome Technical Report”). Bruce Davis, Ph.D., FAusIMM, an employee of Norwest Corporation, and Robert Sim, P.Geo, an associate geologist with Norwest Corporation, served as the Qualified Persons responsible for the preparation of the Nome Technical Report. The resource estimate has been generated from churn and reverse circulation drill hole sample “assay” results and the associated thickness of gravel. The resource estimate is based on a 2-D computer gridded seam model with gold block grades estimated into 100 metre x 50 metre blocks using drill hole assays composited into single samples. Prior to compositing the drill hole grades, high-grade outlier values were cut based on examination of probability plots. The grade estimation model was validated by visual and statistical methods and are deemed to be globally unbiased. The blocks were then classified into Measured, Indicated and Inferred Mineral Resource categories using the number of data and distance to data method. No environmental, permitting, legal, title, taxation, sociopolitical, marketing or other issues are expected to materially affect the above estimates of mineral reserves or resources. The Nome Gold project gold resource estimate is as follows:

100% Owned Resources(1) — Nome Gold Project — 0.00484 oz/cuyd Cutoff Grade

	Cubic Yards	Grade	Contained Ounces(2)
	(Millions)	(oz/cuyd)	(Millions)

Measured	100.0	0.0078	0.8
Indicated	102.7	0.0070	0.7

Total Measured and Indicated	202.7	0.0074	1.5

Inferred	36.5	0.0064	0.2

Partially Owned Resources(1) — Nome Gold Project — 0.00484 oz/cuyd Cutoff Grade

	Cubic Yards	Grade	Contained Ounces(2)
	(Millions)	(oz/cuyd)	(Millions)

Measured	3.5	0.0063	0.0
Indicated	6.9	0.0063	0.0

Total Measured and Indicated	10.4	0.0063	0.1

Inferred	3.5	0.0056	0.0

(1)	Although “Measured Resources”, “Indicated Resources” and “Inferred Resources” are categories of mineralization that are recognized and required to be disclosed by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. See “Cautionary Note to United States Investors”.

(2)	Contained ounces are rounded to the nearest 1,000. Disclosure of contained ounces is permitted under Canadian regulations; however the SEC normally permits resources only to be reported as in place tonnage and grade.

In 2007, the Company has budgeted $342,000 for completion of scoping and feasibility studies. In addition the Company has budgeted $605,000 to commence environmental baseline studies necessary for permitting.

Ambler Project

The Ambler project is located in the southern Brooks Range of northwestern Alaska, approximately 220 kilometres east of Kotzebue and 35 kilometres north of the village of Kobuk. The Ambler property consists of 35,000 acres (14,000 hectares) of patented and Alaska State mining claims covering a precious metal rich, volcanogenic massive sulphide district.

In March 2004, NovaGold signed a strategic alliance with subsidiaries of Rio Tinto plc on their 100% owned Ambler property located in northwestern Alaska. Under the terms of the agreement, the Company can earn a 51% interest in the project by expending US$20 million on the property before 2016. During the first five years of the agreement, the Company must spend a minimum of US$5 million on exploration and development, and obtain memoranda of understanding with land owners (State, Federal and private Native corporations) in the region necessary to provide access for mine development. During the second phase of the agreement, the Company must spend the balance of the earn-in funds (to total US$20 million) and complete a pre-feasibility study resulting in a positive net present value using a 10% discount rate. The Company is manager of the project through to the completion of a final positive feasibility study, at which time Kennecott, a subsidiary of Rio Tinto plc, has a one-time option to acquire an extra 2% interest in the project, and take over management of construction and operation of the mine by making a payment to the Company equivalent to 4% of the project’s net present value using a 12.5% discount rate.

History and Exploration

In 1957 the property was optioned by Bear Creek Mining Company (“Bear Creek”), Kennecott’s exploration subsidiary, and drilling commenced on the property. Bear Creek also conducted a regional exploration program covering the Cosmos Hills and the southern Brooks Range. Reconnaissance geologic mapping and stream sediment sampling of the south flank of the Brooks Range began in 1962. In 1965, while re-evaluating a 1400 ppm Cu geochemical anomaly from sampling completed in 1963, Bear Creek geologists discovered sulfides in float on the east side of Arctic Ridge a short distance below the crest of the ridge. Eight core holes were drilled in 1967 intersecting massive sulfide mineralization over a 1,500-foot strike length. Initial results were sufficiently encouraging that Bear Creek and Kennecott continued drilling at Arctic over the next several seasons. From August 1967 to July 1985, 86 holes were drilled (including 14 large diameter metallurgical test holes pre-collared using a reverse circulation drill), totalling 16,080 m (52,756 ft). No drilling was done on the property after 1985 until 1998.

In 1993, Kennecott minerals began a re-evaluation of the Arctic Ridge deposit. This included a review of the deposit geology and the assembly of a computer database. A new computer-generated block model was constructed in 1995 and an updated resource was calculated from the block model. The resulting estimated inferred resource totalled 36.3 million tonnes averaging 4.0% Cu, 5.5% Zn, 0.8% Pb, 54.9 g/t Ag and 0.7 g/t Au. This estimate pre-dated NI 43-101 and is therefore not compliant with NI 43-101, however NovaGold considers the estimate relevant.

In September 1997, Kennecott located a total of 2,035 State of Alaska claims covering most of the known Ambler schist belt rocks. In 1998, an airborne geophysical survey, covering the entire claim block, generated numerous electromagnetic anomalies. Also in 1998, Kennecott drilled six core holes totalling 1,492 m (4,895 ft) in the Arctic Ridge resource area testing for extensions of the known resource as well as infill to test for grade and thickness continuity. Drilling on the Arctic Ridge deposit by Bear Creek/Kennecott between 1966 and 1998 totals 92 core holes for a combined 17,572 m (57,651 ft). No additional exploration on the Arctic Ridge project was conducted between 1998 and 2004. Since 1998, Kennecott reduced their land position in the southern Brooks Range to 829 State of Alaska claims. In addition to the Alaska State claims, Kennecott maintains 15 unpatented federal mining claims surrounding 18 private patented claims.

The main focus of the 2004 NovaGold field program was to confirm interval grade and thickness as defined from previous drill programs within select areas of the Arctic Ridge deposit. Alternative geologic models for the deposit were investigated through surface mapping, drill core re-logging and re-interpretation of previous drill results. The 2004 drilling focused on the Arctic Ridge deposit area and was principally designed to verify the grade and continuity of the mineralized intercepts encountered in the previous drill campaigns. A few holes were drilled in potential extensions of mineralization and on an adjacent geophysical anomaly. Significant mineralized intervals were encountered in 8 of the 11 holes drilled in the program. The twin and infill drilling confirmed previously drilled intervals of base-metal mineralization.

Drilling in 2005 again focused on extending and confirming mineralization particularly in the lower limb of the Arctic antiform. Just over 3,000 metres of core drilling was completed and although good mineralization was encountered in several holes, structural discontinuities appear to limit expansion of mineralization to the south and east. Results suggest that the model remains open to the northeast and that the faulted off root zone has yet to be identified. Geophysical exploration using ground electromagnetic has targeted a significant anomaly of similar size and tenor a few kilometres to the northwest. Exploration will target this anomaly as well as several satellite airborne electromagnetic anomalies in close proximity to the Arctic Ridge deposit and in the same permissive stratigraphy

The 2006 exploration program focused on mapping, surface sampling, and completing ground follow-up and core drill testing of airborne geophysical anomalies in the central part of the Ambler district near the Arctic Ridge. The program succeeded in drill testing four geophysical anomalies with multiple drill holes and providing good geologic, geochemical, and geophysical support for continued drill testing of these areas. New mineralization was located at Red, a prospect about two miles east of the Arctic Ridge. This mineralization consists of crosscutting thin high grade Zn-Pb-Cu veins cutting the lower part of the Ambler sequence, and could represent a portion of a feeder system for stratigraphically higher mineralization as yet unlocated.

Resource Estimate

In 1995, based on Kennecott’s interpretation of the mineralized horizons of the Arctic Ridge deposit as a series of stack sheets, a computer generated block model was constructed and a resource estimate compiled. The resulting estimated inferred resource totaled 36.3 million tonnes averaging 4.0% Cu, 5.5% Zn, 0.8% Pb, 54.9 g/t Ag and 0.7 g/t Au. The resource estimate is not NI 43-101 compliant and is only intended to represent a historical resource estimate but is considered relevant by the Company. The contained precious metals in this resource total 817,000 ounces of gold and 64 million ounces of silver, while the base metals total 3.2 billion pounds of copper, 4.4 billion pounds of zinc and 640 million pounds of lead. NovaGold plans to update the resource estimate in 2007 using the historical drilling and the 2004 and 2005 NovaGold drilling as well as NovaGold’s reinterpretation of the deposit geology.

Future Work

For 2007 the Company, has budgeted $2 million for drilling on selected targets following up on the work conducted in 2006. In addition $1.3 million has been budgeted for completion of a scoping study, further studies on potential power generation including prospecting potential wind generation and hydro sites and beginning environmental baseline. Future work at Ambler and on the Arctic Ridge deposit is predicated on the results of the scoping study presently in progress.

Corporate Information

NovaGold Resources Inc. was incorporated by memorandum of association on December 5, 1984, under the Companies Act (Nova Scotia) as 1562756 Nova Scotia Limited. On January 14, 1985, the Company changed its name to NovaCan Mining Resources (1985) Limited and on March 20, 1987, the Company changed it name to NovaGold Resources Inc. The Company is in good standing under the laws of the Province of Nova Scotia. The registered office of the Company is located at 5151 George Street, Suite 1600, Halifax, Nova Scotia, Canada, B3J 2N9. The Company’s principal office is located at Suite 2300, 200 Granville Street, Vancouver, B.C., Canada, V6C 1S4.

As at the end of its most recently completed financial year, the Company had the following material, direct and indirect, wholly owned subsidiaries: Alaska Gold Company, NovaGold Resources Alaska, Inc., NovaGold (Bermuda) Alaska Limited and NovaGold Resources (Bermuda) Limited, NovaGold Canada Inc. (formerly SpectrumGold Inc.) and Coast Mountain.

The following chart depicts the corporate structure of the Company together with the jurisdiction of incorporation of each of the Company’s material subsidiaries and related holding companies. All ownership is 100%.

Legal Proceedings

Litigation Regarding the Grace Claims

NovaGold Canada was served with a writ of summons on October 17, 2005 by Pioneer, now controlled by Barrick, related to NovaGold’s option to earn a 60% interest in the Grace claims located at the Galore Creek project pursuant to an agreement between Pioneer and NovaGold dated March 26, 2004. Pioneer is seeking to rescind the option agreement and to receive unspecified damages for purported misrepresentations and breach of fiduciary duty. Pioneer is alleging that NovaGold failed to incur the expenditures on the Grace claims required by the option agreement and that NovaGold breached other terms of the option agreement. Pioneer is seeking to amend its statement of claim alleging, among other things, that: (a) NovaGold’s activities proposed to be conducted on the Grace Claims are not authorized by the option agreements; (b) NovaGold is otherwise in violation of the option agreement, including the confidentiality provisions in the option agreement; and (c) NovaGold failed to conduct sufficient drilling on the Grace claims to determine whether the claims contain economic mineralization. In the proposed amendment to its statement of claim, Pioneer has expanded its claim for relief to seek: (a) an injunction restricting NovaGold from continuing its surface lease application and from placing any waste or tailings facility on the Grace claims; (b) a declaration that NovaGold holds any surface lease in trust for Pioneer and must transfer to Pioneer any surface lease it obtains; (c) an order requiring NovaGold to disgorge to Pioneer any benefits that NovaGold may obtain by virtue of installing a tailings or waste facility; and (d) damages, including exemplary and punitive damages, arising from these new claims. NovaGold intends to contest all claims made by Pioneer in its statement of claim. NovaGold believes it has met its obligations under the option agreement to date and is seeking an order that the option agreement is still in effect. See “Risk Factors — NovaGold is currently engaged in litigation with Pioneer and there is no certainty as to the outcome of this litigation”.

Litigation Regarding the Donlin Joint Venture

Effective July 14, 2001, the Company entered into an earn-in agreement with Placer Dome, now Barrick, to acquire a 70% interest in the Donlin Creek project, subject to a back-in right reserved by Barrick. To earn its interest, the Company was required to spend US$10 million on exploration and development on the project by July 14, 2011. On November 13, 2002, the Company completed US$10.6 million of expenditures on the Donlin Creek project and earned a 70% interest in the property from Barrick. On February 10, 2003, Barrick elected to exercise an option to earn an additional 40% interest from the Company, for a total of 70%, in the Donlin Creek project by spending a total of US$31.9 million on the property, completing a bankable feasibility study, and making a board decision to construct a mine at Donlin Creek to produce not less than 600,000 ounces of gold per year, all by November 13, 2007. Under this option, Barrick, may not earn any incremental interest in the project, above the 30% level, until, and unless, all of the above conditions are met by November 13, 2007. The Company was not required to contribute any additional funding until Barrick completed the US$31.9 million expenditure, and the Company had the right to elect that Barrick fund additional expenditures beyond the US$31.9 million, subject to accruing interest at prime rate plus 2% and granting a security interest on the property. All such funds would be repayable from 85% of the Company’s cash flows from Donlin Creek. Barrick is also required to assist the Company with third party financing for the Company’s share of construction costs. In May 2006, Barrick provided notice that it had met the required minimum US$31.9 million of expenditures effective March 31, 2006.

On August 25, 2006, NovaGold announced it had filed a lawsuit in Alaska alleging that Barrick had violated U.S. securities laws by making material misstatements in documents relating to a hostile takeover bid for NovaGold. In addition to the U.S. securities laws claims, NovaGold’s lawsuit against Barrick alleges:

•	breach of contract by Barrick under the back-in agreement; and

•	breach of fiduciary duties owed by Barrick to NovaGold as joint venture partners;

and seeks, among other remedies:

•	a declaratory judgement to clarify the requirements Barrick must satisfy to earn an additional 40% interest in Donlin Creek; and

•	an order to the effect that it is impossible for Barrick to satisfy the requirements, in which case NovaGold is asking to be appointed as manager of the project.

Subsequent to the commencement of the lawsuit, Barrick sent supplementary information to NovaGold shareholders which the court found to be sufficient disclosure. However, the court found in an order filed September 13, 2006 that there is a genuine dispute as to the meaning of the terms of the back-in agreement and the possibility of Barrick meeting the terms by November 2007. NovaGold believes it will not be possible for Barrick to meet the requirements for it to earn an additional 40% interest in the Donlin Creek project. However, the outcome of the litigation remains uncertain. See “Risk Factors — Current litigation in Alaska may impact NovaGold’s interest in and ability to control the direction of the Donlin Creek Project”.

Litigation Regarding the Rock Creek Project

On December 7, 2006, the Corps announced that it was reviewing the permit evaluation and decision documents with regard to a permit issued on August 21, 2006 for NovaGold’s Rock Creek project, and suspended the permit while they completed the review. The Corps allowed NovaGold to continue work in uplands and areas previously disturbed. The permit was issued to NovaGold’s subsidiary, Alaska Gold, pursuant to Section 404 of the Clean Water Act, and authorized Alaska Gold to conduct dredging and fill operations at the Rock Creek and Big Hurrah sites.

A group of individuals from Nome, Alaska filed a lawsuit against the Corps in mid-November, alleging that the Corps issued the Section 404 permit for Rock Creek in violation of the governing legislation. Although neither NovaGold nor Alaska Gold are named as defendants, the Alaskan court has granted NovaGold’s motion to intervene in the case. The case has been dismissed because the Corps suspended the permit, but NovaGold expects that the case may be re-filed. NovaGold received a modified permit on March 13, 2007, entitling it to resume work in areas where work was prohibited while the permit was suspended.

NovaGold is continuing to work on the plant site and the foundations for the shop and mill buildings as the Company has obtained the air quality permit. The Company has prepared the plant site for construction of the mill facilities and has cleared a significant portion of the wetlands covered by the permit in the areas of the tailings facility and waste dump, as part of normal construction activities. However, mine construction at the Rock Creek project may be impeded if the permit is challenged again and if a court enters an order in the litigation temporarily or permanently enjoining the project. See “Risk Factors — Current litigation in Alaska may impact NovaGold’s ability to conduct dredging and fill operations at the Rock Creek and Big Hurrah project sites”.

Litigation Regarding Dissenting Shareholder of Coast Mountain

The former CEO of Coast Mountain exercised dissent rights in connection with the Plan of Arrangement transaction between NovaGold and Coast Mountain which was completed in August 2006, resulting in 225,880 common shares of the Company, valued at approximately $4 million, being returned to the Company treasury. In September 2006, this dissenting shareholder commenced an action in the British Columbia Supreme Court against the Company claiming that he be paid $15 million as the fair value for his Coast Mountain shares. The Company has included in accounts payable an amount of $4 million representing the value of the shares returned to treasury. A hearing is scheduled before the British Columbia Supreme Court in September 2007 for a determination of the fair value of the dissenting shareholder’s Coast Mountain shares. The Company believes this claim for additional funds is without merit.

Other

NovaGold is subject to additional litigation arising from its business activities. See Note 11 “Commitments and contingencies” in the Company’s consolidated financial statements for the year ended November 30, 2006. NovaGold does not believe that any of this litigation will have a material adverse affect on the Company.

RISK FACTORS

An investment in any Securities is speculative and involves a high degree of risk due to the nature of the Company’s business and the present stage of exploration and development of its mineral properties. The following risk factors, as well as risks not currently known to the Company, could materially adversely affect the Company’s future business, operations and financial condition and could cause them to differ materially from the estimates described in forward-looking statements relating to the Company. Before deciding to invest in any Securities, investors should consider carefully the risks included herein and incorporated by reference in this Prospectus and those described in any Prospectus Supplement.

Risks Relating to NovaGold and its Industry

Changes in the market price of gold and other metals, which in the past has fluctuated widely, will affect the profitability of NovaGold’s operations and financial condition.

The Company’s profitability and long-term viability depend, in large part, upon the market price of gold and other metals and minerals produced from the Company’s properties. The market price of gold and other metals is volatile and is impacted by numerous factors beyond the Company’s control, including:

•	expectations with respect to the rate of inflation;

•	the relative strength of the U.S. dollar and certain other currencies;

•	interest rates;

•	global or regional political or economic conditions;

•	supply and demand for jewellery and industrial products containing metals; and

•	sales by central banks and other holders, speculators and producers of gold and other metals in response to any of the above factors.

A decrease in the market price of gold and other metals could affect the Company’s ability to finance the development of the Galore Creek, Donlin Creek, Rock Creek and Nome Operations projects and the exploration and development of the Company’s other mineral properties, which would have a material adverse effect on the Company’s financial condition and results of operations. There can be no assurance that the market price of gold and other metals will remain at current levels or that such prices will improve.

Recent high metal prices have encouraged increased mining exploration, development and construction activity, which has increased demand for, and cost of, exploration, development and construction services and equipment.

Recent increases in gold prices have encouraged increases in mining exploration, development and construction activities, which have resulted in increased demand for, and cost of, exploration, development and construction services and equipment. In order to keep its projects on schedule, NovaGold has made earlier commitments to contractors and suppliers to obtain their services at its properties, particularly Galore Creek. As of February 28, 2007, the Company had minimum commitments of $51.0 million for Galore Creek. The costs of these services and equipment have increased with increased demand, and may continue to do so if current trends continue. Increased demand for services and equipment could cause project costs to increase materially, resulting in delays if services or equipment cannot be obtained in a timely manner due to inadequate availability, and increase potential scheduling difficulties and cost increases due to the need to coordinate the availability of services or equipment, any of which could materially increase project exploration, development or construction costs, result in project delays or both.

NovaGold will require external financing or may need to enter into a strategic alliance or sell property interests, to develop its mineral properties.

The Company will need external financing to develop and construct the Galore Creek, Donlin Creek and Nome Operations projects and to fund the exploration and development of the Company’s other mineral properties. The mineral properties that the Company is likely to develop are expected to require significant capital expenditures.

The sources of external financing that the Company may use for these purposes include project debt, convertible notes and equity offerings. In addition, the Company may consider a sale of a significant interest in the Galore Creek property or may enter into a strategic alliance and may utilize one or a combination of all these alternatives. There can be no assurance that the financing alternative chosen by the Company will be available on acceptable terms, or at all. Depending upon the alternative ultimately chosen, NovaGold may have less control over the management of the Galore Creek project then it currently possesses. The failure to obtain financing could have a material adverse effect on the Company’s growth strategy and results of operations and financial condition.

NovaGold’s ability to continue its exploration activities and any future development activities, and to continue as a going concern, will depend in part on its ability to commence production and generate material revenues or to obtain suitable financing.

The Company had working capital of approximately $58.3 million as of February 28, 2007. At present, the Company intends to fund its plan of operations from external sources and working capital. The Company’s ability to continue its exploration and development activities, if any, will depend in part on the Company’s ability to commence production and generate material revenues or to obtain financing through joint ventures, debt financing, equity financing, production sharing arrangements or other means.

There can be no assurance that the Company will commence production on any of its projects or generate sufficient revenues to meet its obligations as they become due or obtain necessary financing on acceptable terms, if at all. The Company’s failure to meet its ongoing obligations on a timely basis could result in the loss or substantial dilution of the Company’s interests (as existing or as proposed to be acquired) in its properties. In addition, should the Company incur significant losses in future periods, it may be unable to continue as a going concern, and realization of assets and settlement of liabilities in other than the normal course of business may be at amounts significantly different than those included in this Prospectus.

NovaGold requires various permits and property rights in order to conduct its current and anticipated future operations and delays or a failure to obtain such permits and property rights, or a failure to comply with the terms of any such permits that NovaGold has obtained, could have a material adverse effect on NovaGold.

The Company’s current and anticipated future operations, including further exploration, development activities and commencement of production on the Company’s properties, require permits from various United States and Canadian federal, state, provincial, territorial and local governmental authorities. The Company may also be required to obtain certain property rights to access, or use, certain of its properties in order to proceed to development. There can be no assurance that all permits or property rights which the Company requires for the construction of mining facilities and the conduct of mining operations will be obtainable on reasonable terms, or at all, or that the issuance of such permits will not be challenged by third parties. Delays in obtaining or a failure to obtain such permits or property rights, challenges to the issuance of such permits or property rights, whether successful or unsuccessful, or a failure to comply with the terms of any such permits or property rights that the Company has obtained, could have a material adverse impact on the Company.

Actual capital costs, operating costs, production and economic returns may differ significantly from those NovaGold has anticipated and there are no assurances that any future development activities will result in profitable mining operations.

The capital costs to take the Company’s projects into production may be significantly higher than anticipated.

None of the Company’s mineral properties, including the Galore Creek, Donlin Creek, Nome Operations and Ambler projects, have an operating history upon which the Company can base estimates of future operating costs. Decisions about the development of these and other mineral properties will ultimately be based upon feasibility studies. Feasibility studies derive estimates of cash operating costs based upon, among other things:

•	anticipated tonnage, grades and metallurgical characteristics of the ore to be mined and processed;

•	anticipated recovery rates of gold and other metals from the ore;

•	cash operating costs of comparable facilities and equipment; and

•	anticipated climatic conditions.

Capital and operating costs, production and economic returns, and other estimates contained in the Galore Creek feasibility study or other feasibility studies or economic assessments, if prepared, may differ significantly from those anticipated by NovaGold’s current studies and estimates, and there can be no assurance that the Company’s actual capital and operating costs will not be higher than currently anticipated. In addition, delays to construction schedules may negatively impact the net present value and internal rates of return of the Company’s mineral properties as set forth in the applicable feasibility studies.

In March 2007, as part of Barrick’s year-end disclosures, Barrick published information suggesting that the capital costs to construct a 50,000 tonne per day project (the Company’s PEA estimates assume a 60,000 tonne per day project) at Donlin Creek may be significantly higher (possibly 80-90% higher or more) than the capital costs estimated in the PEA, and that operating costs are likely to be materially higher than the PEA estimates. In light of Barrick’s disclosure, NovaGold and SRK reviewed certain information provided by Barrick to NovaGold for the purpose of confirming the PEA estimates. Based on the limited information provided by Barrick, NovaGold and SRK believe that Barrick’s published estimates are the result of a significantly different scope and approach to the project, however, NovaGold and SRK were not provided with adequate information or background on the estimates to comment on the appropriateness of the criteria used by Barrick. Actual capital and operating costs at Donlin Creek may differ significantly from those contained in the PEA or published by Barrick, and there can be no assurance that the actual capital and operating costs will not be higher than currently anticipated.

In addition, the Company decided to develop Rock Creek and Big Hurrah without a pre-feasibility or feasibility study. As a result, no NI 43-101 compliant reserve estimate could be calculated for these projects and such reserves, if calculated, could vary significantly from the current resource estimates for the projects. In addition, there is a greater degree of uncertainty as to capital costs, operating costs, production and economic returns at these projects than would be the case if a pre-feasibility study were prepared. Also, capital costs, operating costs, production and economic returns may vary significantly from those anticipated by NovaGold in its internal economic assessment.

Because NovaGold does not manage Donlin Creek’s feasibility and permitting process or oversee its future mine development and operation, NovaGold cannot assure investors that the Donlin Creek project will be managed in a way favourable to NovaGold.

Under the terms of its back-in agreement with the Company, Barrick now manages Donlin Creek’s feasibility and permitting processes and currently oversees any future mine development and operation. Barrick commenced a hostile takeover bid for the Company’s shares in 2006, which was unsuccessful, and Barrick and the Company are engaged in litigation in Alaska regarding the interpretation of the back-in agreement and the ownership and management of the project. The Company cannot direct Barrick’s activities and, therefore, cannot fully predict the pace or the scale of the project’s permitting and future development. Barrick’s disagreement with the Company may result in actions by Barrick that serve Barrick’s interest rather than those of the Company, and there can be no assurance that Barrick will manage the project in a manner consistent with the Company’s vision for the project.

Barrick and Calista each retain back-in rights on the Donlin Creek project which, if exercised, could dilute NovaGold’s interest in the project.

The Company has earned a 70% interest in the Donlin Creek project under an agreement with Barrick. However, Barrick and the underlying property owner, Calista, have each retained a right to reacquire a portion of the project. With respect to Barrick, this right allows it to increase its current 30% interest to 70%. With respect to Calista, an interest between 5% to 15% can be earned at the time of project development. If the Barrick and Calista rights are exercised in full, the Company’s interest in the Donlin Creek project would decline to 25.5%. While the Company believes that Barrick cannot satisfy the back-in requirements, and therefore will not increase its interest to 70%, the meaning of the back-in requirement is the subject of litigation and it is uncertain whether a court would accept the Company’s interpretation of the back-in requirements.

NovaGold is currently engaged in litigation with Pioneer and there is no certainty as to the outcome of this litigation.

In October 2005, Pioneer commenced litigation against the Company related to an option agreement between Pioneer and the Company dated March 26, 2004 under which the Company has an option to earn a 60% interest in the Grace claims located at the Galore Creek project. Pioneer is seeking to rescind the option agreement and is claiming unspecified damages for alleged misrepresentations and breach of fiduciary duty. During 2006, Barrick acquired a controlling interest in Pioneer and has indicated it will continue the litigation. The Company also has applied to the government of British Columbia for a surface lease over a portion of the Grace property to use as a tailings and waste rock storage facility for the Galore Creek project. Pioneer is opposing the application.

Pioneer is seeking to amend its statement of claim against the Company alleging, among other things, that: (a) the Company’s activities proposed to be conducted on the Grace claims are not authorized by the option agreement; (b) the Company is otherwise in violation of the option agreement, including the confidentiality provisions in the option agreement; and (b) the Company failed to conduct sufficient drilling on the Grace claims to determine whether the claims contain economic mineralization. In its proposed amendment to its statement of claim Pioneer has expanded its claim for relief to seek: (a) an injunction restricting the Company from continuing its surface lease application and from placing any waste or tailings facility on the Grace claims; (b) a declaration that the Company holds any surface lease in trust for Pioneer and must transfer to Pioneer any surface lease it obtains; (c) an order requiring the Company to disgorge to Pioneer any benefits that the Company may obtain by virtue of installing a tailings or waste facility; and (d) damages arising from these new claims.

If Pioneer were to prevail in the legal action, the Company would no longer have the exclusive right to explore the Grace Claims. However, if a surface lease is granted by the government of British Columbia, exploration by Pioneer would be limited by the surface lease. An adverse finding against the Company in the litigation or failure to obtain the surface lease in a timely manner or at all could result in project delays, increased development costs or both, which would have a material adverse impact on the Galore Creek project and the Company’s financial situation. In addition, a successful challenge to the issuance of the surface lease or the condemnation of the Grace claims could have a material adverse effect on the Company’s financial situation.

Current litigation in Alaska may impact NovaGold’s interest in and ability to control the direction of the Donlin Creek Project.

On August 25, 2006, NovaGold announced it had filed a lawsuit in Alaska against Barrick alleging breach of contract by Barrick and Placer Dome under the Donlin Creek Mining Venture Agreement dated November 13, 2002, and breach of fiduciary duties owed by Barrick. and Placer Dome to NovaGold as a joint venture partner. Remedies sought include a declaratory judgment to clarify the requirements Barrick must satisfy to earn an additional 40% interest in Donlin Creek and an order to the effect that it is impossible for Barrick to satisfy these requirements, in which case NovaGold is asking to be appointed as manager of the project in place of Barrick. The outcome of the litigation remains uncertain. In the interim, there can be no assurance that Barrick will manage the project in the manner consistent with the Company’s vision for the project. Furthermore, if the Barrick rights are exercised, the Company’s interest in the Donlin Creek project would decline to 30%.

Current litigation in Alaska may impact NovaGold’s ability to conduct dredging and fill operations at the Rock Creek and Big Hurrah project sites.

On December 7, 2006, the Corps announced that it was reviewing the permit evaluation and decision documents with regard to a permit issued on August 21, 2006 for NovaGold’s Rock Creek project, and suspended the permit while it completed the review. The Corps will allow NovaGold to continue work in uplands and areas previously disturbed. The permit was issued to NovaGold’s subsidiary, Alaska Gold, pursuant to Section 404 of the Clean Water Act, and authorized Alaska Gold to conduct dredging and fill operations at the Rock Creek and Big Hurrah sites.

A group of individuals from Nome, Alaska filed a lawsuit against the Corps in mid-November, alleging that the Corps issued the Section 404 permit for Rock Creek in violation of the governing legislation. Although neither

NovaGold nor Alaska Gold are named as defendants, the Alaskan court has granted NovaGold’s motion to intervene in the case. The case has been dismissed because the Corps suspended the permit.

NovaGold is continuing to work on the plant site and the foundations for the shop and mill buildings as the Company has received the air quality permit. The Company has prepared the plant site for construction of the mill facilities and has cleared a significant portion of the wetlands covered by the permit in the areas of the tailings facility and waste dump areas, as part of normal construction activities. NovaGold received a modified permit on March 13, 2007, entitling it to resume work in areas where work was prohibited while the permit was suspended. However, NovaGold expects that the lawsuit contesting the permit is likely to be refiled. Mine construction at the Rock Creek project may be impeded if the permit is challenged again or if a court enters an order in the litigation temporarily or permanently enjoining the project.

NovaGold may experience difficulty attracting and retaining qualified management and technical personnel to meet the needs of its anticipated growth, and the failure to manage NovaGold’s growth effectively could have a material adverse effect on its business and financial condition.

The Company is dependent on the services of key executives including the Company’s President and Chief Executive Officer and other highly skilled and experienced executives and personnel focused on managing the Company’s interests and its relationship with Barrick at Donlin Creek, the advancement of the Galore Creek, Ambler, Rock Creek and Nome Operations projects, as well as the identification of new opportunities for growth and funding. Due to the Company’s relatively small size, the loss of these persons or the Company’s inability to attract and retain additional highly skilled employees required for the development of the Company’s activities may have a material adverse effect on the Company’s business or future operations.

In addition, the Company anticipates that as it brings its mineral properties into production and as the Company acquires additional mineral rights, the Company will experience significant growth in its operations. The Company expects this growth to create new positions and responsibilities for management and technical personnel and to increase demands on its operating and financial systems. There can be no assurance that the Company will successfully meet these demands and effectively attract and retain additional qualified personnel to manage its anticipated growth. The failure to attract such qualified personnel to manage growth effectively could have a material adverse effect on the Company’s business, financial condition and results of operations.

Because NovaGold does not currently intend to use forward sale arrangements to protect against low commodity prices, NovaGold’s operating results are exposed to the impact of any significant drop in commodity prices.

The Company does not currently intend to enter into forward sales arrangements to reduce the risk of exposure to volatility in commodity prices. Accordingly, NovaGold’s future operations are exposed to the impact of any significant decrease in commodity prices. If such prices decrease significantly at a time when the Company is producing, the Company would realize reduced revenues. While it is not the Company’s current intention to enter into forward sales arrangements, the Company is not restricted from entering into forward sales arrangements at a future date.

NovaGold may experience problems integrating new acquisitions into existing operations, which could have a material adverse effect on NovaGold.

The Company acquired SpectrumGold Inc. and Coast Mountain and may make selected acquisitions in the future, with a focus on late stage development projects. The Company’s success at completing any acquisitions will depend on a number of factors, including, but not limited to:

•	identifying acquisitions which fit NovaGold’s strategy;

•	negotiating acceptable terms with the seller of the business or property to be acquired; and

•	obtaining approval from regulatory authorities in the jurisdictions of the business or property to be acquired.

If the Company does make further acquisitions, any positive effect on the Company’s results will depend on a variety of factors, including, but not limited to:

•	assimilating the operations of an acquired business or property in a timely and efficient manner;

•	maintaining the Company’s financial and strategic focus while integrating the acquired business or property;

•	implementing uniform standards, controls, procedures and policies at the acquired business, as appropriate; and

•	to the extent that the Company makes an acquisition outside of markets in which it has previously operated, conducting and managing operations in a new operating environment.

Acquiring additional businesses or properties could place increased pressure on the Company’s cash flow if such acquisitions involve cash consideration or the assumption of obligations requiring cash payments. The integration of the Company’s existing operations with any acquired business will require significant expenditures of time, attention and funds. Achievement of the benefits expected from consolidation would require the Company to incur significant costs in connection with, among other things, implementing financial and planning systems. The Company may not be able to integrate the operations of a recently acquired business or restructure the Company’s previously existing business operations without encountering difficulties and delays. In addition, this integration may require significant attention from the Company’s management team, which may detract attention from the Company’s day-to-day operations. Over the short-term, difficulties associated with integration could have a material adverse effect on the Company’s business, operating results, financial condition and the price of the Company’s common shares. In addition, the acquisition of mineral properties may subject the Company to unforeseen liabilities, including environmental liabilities.

Lack of infrastructure could delay or prevent NovaGold from developing advanced projects.

Completion of the development of the Company’s advanced projects is subject to various requirements, including the availability and timing of acceptable arrangements for power, water and transportation facilities. The lack of availability on acceptable terms or the delay in the availability of any one or more of these items could prevent or delay development of the Company’s advanced projects. If adequate infrastructure is not available in a timely manner, there can be no assurance that:

•	the development of the Company’s projects will be commenced or completed on a timely basis, if at all;

•	the resulting operations will achieve the anticipated production volume; or

•	the construction costs and ongoing operating costs associated with the development of the Company’s advanced projects will not be higher than anticipated.

NovaGold has no history of producing precious metals from its mineral exploration properties and there can be no assurance that it will successfully establish mining operations or profitably produce precious metals.

NovaGold has no history of producing precious metals from its current portfolio of mineral exploration properties. Except for the Rock Creek project, which is currently under development, all of the Company’s properties, including both of the Company’s material properties for purposes of NI 43-101, are in the exploration stage and the Company has not defined or delineated any proven or probable reserves on any of its properties other than at Galore Creek. The future development of any properties found to be economically feasible will require the construction and operation of mines, processing plants and related infrastructure. As a result, NovaGold is subject to all of the risks associated with establishing new mining operations and business enterprises including:

•	the timing and cost, which can be considerable, of the construction of mining and processing facilities;

•	the availability and costs of skilled labour and mining equipment;

•	the availability and cost of appropriate smelting and/or refining arrangements;

•	the need to obtain necessary environmental and other governmental approvals and permits, and the timing of those approvals and permits; and

•	the availability of funds to finance construction and development activities.

The costs, timing and complexities of mine construction and development are increased by the remote location of the Company’s mining properties. It is common in new mining operations to experience unexpected problems and delays during development, construction and mine start-up. In addition, delays in the commencement of mineral production often occur. Accordingly, there are no assurances that the Company’s activities will result in profitable mining operations or that the Company will successfully establish mining operations or profitably produce precious metals at any of its properties.

The figures for NovaGold’s reserves and resources are estimates based on interpretation and assumptions and may yield less mineral production under actual conditions than is currently estimated.

Unless otherwise indicated, mineralization figures presented in this Prospectus and the documents incorporated by reference herein with securities regulatory authorities, press releases and other public statements that may be made from time-to-time are based upon estimates made by company personnel and independent geologists. These estimates are imprecise and depend upon geological interpretation and statistical inferences drawn from drilling and sampling analysis, which may prove to be unreliable. There can be no assurance that:

•	these estimates will be accurate;

•	reserves, resources or other mineralization figures will be accurate; or

•	this mineralization could be mined or processed profitably.

In addition, Barrick has provided NovaGold with an initial interim resource model for the Donlin Creek project based on partial results from the 2006 drilling program. This interim resource model shows an overall decrease in Inferred Resources of 12 million ounces. NovaGold is continuing to rely on the resource estimate contained in the preliminary economic assessment by SRK in September 2006. There can be no assurance that any resource estimate completed after the results from the 2006 drilling program are received and analyzed will confirm the September 2006 estimate or that the Inferred Resources for the Donlin Creek project will not be lower than previously predicted.

Because the Company has not commenced production on any of its properties, and has not defined or delineated any proven or probable reserves on any of its properties other than at Galore Creek, mineralization estimates for the Company’s properties may require adjustments or downward revisions based upon further exploration or development work or actual production experience. In addition, the grade of ore ultimately mined, if any, may differ from that indicated by drilling results. There can be no assurance that minerals recovered in small scale tests will be duplicated in large scale tests under on-site conditions or in production scale.

The reserve and resource estimates contained in this Prospectus and the documents incorporated by reference herein have been determined and valued based on assumed future prices, cut-off grades and operating costs that may prove to be inaccurate. Extended declines in market prices for gold, silver and copper may render portions of the Company’s mineralization uneconomic and result in reduced reported mineralization. Any material reductions in estimates of mineralization, or of the Company’s ability to extract this mineralization, could have a material adverse effect on NovaGold’s results of operations or financial condition.

The Company has not established the presence of any proven and probable reserves at any of its mineral properties other than Galore Creek. There can be no assurance that subsequent testing or future studies will establish proven and probable reserves on the Company’s other properties. The failure to establish proven and probable reserves would restrict the Company’s ability to successfully implement its strategies for long-term growth.

The Company is subject to significant governmental regulation.

The Company’s operations and exploration and development activities in Canada and the United Stated are subject to extensive federal, state, provincial, territorial and local laws and regulation governing various matters, including:

•	environmental protection;

•	management and use of toxic substances and explosives;

•	management of natural resources;

•	exploration, development of mines, production and post-closure reclamation;

•	exports;

•	price controls;

•	taxation;

•	regulations concerning business dealings with native groups;

•	labor standards and occupational health and safety, including mine safety; and

•	historic and cultural preservation.

Failure to comply with applicable laws and regulations may result in civil or criminal fines or penalties or enforcement actions, including orders issued by regulatory or judicial authorities enjoining or curtailing operations or requiring corrective measures, installation of additional equipment or remedial actions, any of which could result in the Company incurring significant expenditures. The Company may also be required to compensate private parties suffering loss or damage by reason of a breach of such laws, regulations or permitting requirements. It is also possible that future laws and regulations, or a more stringent enforcement of current laws and regulations by governmental authorities, could cause additional expense, capital expenditures, restrictions on or suspensions of the Company’s operations and delays in the development of the Company’s properties.

Mining is inherently dangerous and subject to conditions or events beyond NovaGold’s control, which could have a material adverse effect on NovaGold’s business.

Mining involves various types of risks and hazards, including:

•	environmental hazards;

•	industrial accidents;

•	metallurgical and other processing problems;

•	unusual or unexpected rock formations;

•	structural cave-ins or slides;

•	flooding;

•	fires;

•	metals losses; and

•	periodic interruptions due to inclement or hazardous weather conditions.

These risks could result in damage to, or destruction of, mineral properties, production facilities or other properties, personal injury, environmental damage, delays in mining, increased production costs, monetary losses and possible legal liability. The Company may not be able to obtain insurance to cover these risks at economically feasible premiums. Insurance against certain environmental risks, including potential liability for pollution or other hazards as a result of the disposal of waste products occurring from production, is not generally available to the

Company or to other companies within the mining industry. The Company may suffer a material adverse effect on its business if it incurs losses related to any significant events that are not covered by its insurance policies.

NovaGold’s activities are subject to environmental laws and regulations that may increase the Company’s costs of doing business and restrict its operations.

All of the Company’s exploration and production activities in Canada and the United States are subject to regulation by governmental agencies under various environmental laws. To the extent that the Company conducts exploration activities or undertakes new mining activities in other foreign countries, the Company will also be subject to environmental laws and regulations in those jurisdictions. These laws address emissions into the air, discharges into water, management of waste, management of hazardous substances, protection of natural resources, antiquities and endangered species and reclamation of lands disturbed by mining operations. Environmental legislation in many countries is evolving and the trend has been towards stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and increasing responsibility for companies and their officers, directors and employees. Compliance with environmental laws and regulations may require significant capital outlays on behalf of the Company and may cause material changes or delays in the Company’s intended activities. There can be no assurance that future changes in environmental regulations will not adversely affect the Company’s business, and it is possible that future changes in these laws or regulations could have a significant adverse impact on some portion of the Company’s business, causing the Company to re-evaluate those activities at that time.

NovaGold has ongoing reclamation on some of its mineral properties and NovaGold may be required to fund additional work which could have a material adverse effect on its financial position.

The Company mined silver and gold from the Murray Brook mine until 1992 when the mine was closed. In September 2000, the Company completed the final reclamation of the mine site. Although the Company has posted a bond with the Province of New Brunswick to cover expected future mine reclamation costs, there is no guarantee that this amount will satisfy the environmental regulations and requirements. Should government regulators determine that the program requires additional reclamation work, the Company may be required to fund this work, which could have a material adverse effect on the Company’s financial position.

The Company’s Nome, Galore Creek and Ambler properties have been subject to either historic mining operations or exploration activities by prior owners. Alaska Gold carried out mining operations for many years in the Nome area before NovaGold acquired the company. On acquisition, the Company set up a provision for reclamation work and the Company has been actively remediating the property against prior activities. The Company has also been carrying out certain remediation against previous exploration activities at both its Galore Creek and Ambler properties. There can be no assurance, however, that the Company will not be required to fund additional reclamation work at these sites which could have a material adverse effect on the Company’s financial position.

Title to NovaGold’s mineral properties cannot be guaranteed and may be subject to prior recorded and unrecorded agreements, transfers or claims and other defects.

The Company cannot guarantee that title to its properties will not be challenged. Title insurance is generally not available for mineral properties and the Company’s ability to ensure that it has obtained secure claim to individual mineral properties or mining concessions may be severely constrained. The Company’s mineral properties may be subject to prior recorded and unrecorded agreements, transfers or claims, and title may be affected by, among other things, undetected defects. The Company has not conducted surveys of all of the claims in which it holds direct or indirect interests. A successful challenge to the precise area and location of these claims could result in the Company being unable to operate on its properties as permitted or being unable to enforce its rights with respect to its properties.

There is uncertainty related to unsettled aboriginal rights and title in British Columbia and this may adversely impact NovaGold’s operations and profit.

Native land claims in British Columbia remain the subject of active debate and litigation. The Galore Creek project lies within the traditional territory of the Tahltan First Nation and the Tahltan — like the majority of British Columbia’s First Nations — have not concluded a comprehensive treaty or land claims settlement regarding their traditional territories. There can be no guarantee that the unsettled nature of land claims in British Columbia will not create delays in project approval, unexpected interruptions in project progress or result in additional costs to advance the project.

NovaGold has a history of losses and expects to incur losses for the foreseeable future.

The Company has incurred losses since its inception and the Company expects to incur losses for the foreseeable future. The Company incurred the following losses during each of the following periods:

•	$30.5 million for the fiscal year ended November 30, 2006;

•	$5.8 million for the fiscal year ended November 30, 2005;

•	$8.4 million for the fiscal year ended November 30, 2004;

•	$7.0 million for the fiscal year ended November 30, 2003; and

•	$3.5 million for the fiscal year ended November 30, 2002.

The Company had an accumulated deficit of $88.4 million as of November 30, 2005, and an accumulated deficit of $118.9 million as of November 30, 2006.

The Company expects to continue to incur losses unless and until such time as one or more of its properties enter into commercial production and generate sufficient revenues to fund continuing operations. The development of the Company’s properties will require the commitment of substantial financial resources. The amount and timing of expenditures will depend on a number of factors, including the progress of ongoing exploration and development, the results of consultant analysis and recommendations, the rate at which operating losses are incurred, the execution of any joint venture agreements with strategic partners, and the Company’s acquisition of additional properties, some of which are beyond the Company’s control. There can be no assurance that the Company will ever achieve profitability.

There can be no assurance that NovaGold will successfully acquire additional mineral rights.

Most exploration projects do not result in the discovery of commercially mineable ore deposits and no assurance can be given that any particular level of recovery of ore reserves will be realized or that any identified mineral deposit will ever qualify as a commercially mineable (or viable) ore body which can be legally and economically exploited. Estimates of reserves, resources, mineral deposits and production costs can also be affected by such factors as environmental permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. Material changes in ore reserves, grades, stripping ratios or recovery rates may affect the economic viability of any project.

NovaGold’s future growth and productivity will depend, in part, on its ability to identify and acquire additional commercially mineable (or viable) mineral rights, and on the costs and results of continued exploration and development programs. Mineral exploration is highly speculative in nature and is frequently non-productive. Substantial expenditures are required to:

•	establish ore reserves through drilling and metallurgical and other testing techniques;

•	determine metal content and metallurgical recovery processes to extract metal from the ore; and

•	construct, renovate or expand mining and processing facilities.

In addition, if the Company discovers ore, it would take several years from the initial phases of exploration until production is possible. During this time, the economic feasibility of production may change. As a result of these uncertainties, there can be no assurance that the Company will successfully acquire commercially mineable (or viable) additional mineral rights.

Increased competition could adversely affect NovaGold’s ability to attract necessary capital funding or acquire suitable producing properties or prospects for mineral exploration in the future.

The mining industry is intensely competitive. Significant competition exists for the acquisition of properties producing or capable of producing gold or other metals. The Company may be at a competitive disadvantage in acquiring additional mining properties because it must compete with other individuals and companies, many of which have greater financial resources, operational experience and technical capabilities than the Company. The Company may also encounter increasing competition from other mining companies in its efforts to hire experienced mining professionals. Competition for exploration resources at all levels is currently very intense, particularly affecting the availability of manpower, drill rigs and helicopters. Increased competition could adversely affect the Company’s ability to attract necessary capital funding or acquire suitable producing properties or prospects for mineral exploration in the future.

Because NovaGold’s Galore Creek project is located in Canada and will have production costs incurred in Canadian dollars, while gold and other metals are generally sold in United States dollars, the Galore Creek project results could be materially adversely affected by an appreciation of the Canadian dollar.

Gold and other metals are sold throughout the world principally in United States dollars. If NovaGold commences production on its Galore Creek project, its operating costs on the Galore Creek project will be incurred in Canadian dollars. As a result, any significant and sustained appreciation of the Canadian dollar against the United States dollar may materially increase NovaGold’s costs and reduce revenues, if any, on the Galore Creek project. NovaGold currently has no foreign exchange hedging contracts to offset currency fluctuations.

The Company may fail to achieve and maintain the adequacy of internal control over financial reporting as per the requirements of the Sarbanes-Oxley Act.

The Company documented and tested during its most recent fiscal year, its internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act (“SOX”). SOX requires an annual assessment by management of the effectiveness of the Company’s internal control over financial reporting and an attestation report by the Company’s independent auditors addressing this assessment. The Company may fail to achieve and maintain the adequacy of its internal control over financial reporting as such standards are modified, supplemented, or amended from time to time, and the Company may not be able to ensure that it can conclude on an ongoing basis that it has effective internal controls over financial reporting in accordance with Section 404 of SOX. The Company’s failure to satisfy the requirements of Section 404 of SOX on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm the Company’s business and negatively impact the trading price of its common shares or market value of its other securities. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Company’s operating results or cause it to fail to meet its reporting obligations. Future acquisitions of companies may provide the Company with challenges in implementing the required processes, procedures and controls in its acquired operations. Acquired companies may not have disclosure controls and procedures or internal control over financial reporting that are as thorough or effective as those required by securities laws currently applicable to the Company.

No evaluation can provide complete assurance that the Company’s internal control over financial reporting will detect or uncover all failures of persons within the Company to disclose material information otherwise required to be reported. The effectiveness of the Company’s control and procedures could also be limited by simple errors or faulty judgments. In addition, as the Company continues to expand, the challenges involved in implementing appropriate internal controls over financial reporting will increase and will require that the Company continue to improve its internal controls over financial reporting. Although the Company intends to devote substantial time and incur substantial costs, as necessary, to ensure ongoing compliance, the Company cannot be certain that it will be successful in complying with Section 404.

Legislation proposed from time to time that would increase the environmental compliance and tax burdens of the Company may be passed in the future.

From time to time, proposed legislation has been introduced in the Alaska legislature that would increase environmental regulation of mining in Alaska, limit or prohibit common mining practices, such as use of cyanide to process ore, or impose increased taxes on mining activities. Adoption of any of these measures could have a material adverse effect on NovaGold’s Alaska properties, operations and financial position.

Risks Relating to the Company’s Securities

NovaGold may raise funds for future operations through the issuance of shares, debt instruments or other securities convertible into shares and such financings may result in the dilution of present and prospective shareholdings.

In order to finance future operations, the Company may raise funds through the issuance of shares or the issuance of debt instruments or other securities convertible into shares. The Company cannot predict the size of future issuances of common shares or the issuance of debt instruments or other securities convertible into shares or the effect, if any, that future issuances and sales of the Company’s securities will have on the market price of the Company’s common shares. Any transaction involving the issuance of previously authorized but unissued shares, or securities convertible into shares, would result in dilution, possibly substantial, to present and prospective security holders.

The trading price for the Company’s securities is volatile.

The trading price of the Company’s common shares has been and may continue to be subject to large fluctuations and, therefore, the trading price of the Company’s securities convertible into, or exchangeable for, common shares may also fluctuate significantly, which may result in losses to investors. The trading price of the Company’s common shares and warrants and any securities convertible into, or exchangeable for, common shares or warrants may increase or decrease in response to a number of events and factors, including:

•	the price of gold and other metals;

•	the Company’s operating performance and the performance of competitors and other similar companies;

•	the public’s reaction to the Company’s press releases, other public announcements and the Company’s filings with the various securities regulatory authorities;

•	changes in earnings estimates or recommendations by research analysts who track the Company’s common shares or the shares of other companies in the resource sector;

•	changes in general economic conditions;

•	the number of the Company’s common shares to be publicly traded after an offering pursuant to any Prospectus Supplement;

•	the arrival or departure of key personnel;

•	acquisitions, strategic alliances or joint ventures involving the Company or its competitors; and

•	the factors listed under the heading “Cautionary Statement Regarding Forward-Looking Statements”.

In addition, the market price of the Company’s shares are affected by many variables not directly related to the Company’s success and are therefore not within the Company’s control, including other developments that affect the market for all resource sector shares, the breadth of the public market for the Company’s shares, and the attractiveness of alternative investments. The effect of these and other factors on the market price of common shares on the exchanges in which the Company trades has historically made the Company’s share price volatile and suggests that the Company’s share price will continue to be volatile in the future.

The debt securities may not be listed and there is no established trading market for the securities. You may be unable to sell debt securities at the price you desire or at all.

There is no existing trading market for our debt securities. As a result, there can be no assurance that a liquid market will develop or be maintained for the debt securities, that you will be able to sell any of the debt securities at a particular time (if at all). We may not list the debt securities on any national securities exchange. The liquidity of the trading market in these debt securities, and the market price quoted for these debt securities, may be adversely affected by, among other things:

•	changes in the overall market for debt securities;

•	changes in our financial performance or prospects;

•	the prospects for companies in our industry generally;

•	the number of holders of the debt securities;

•	the interest of securities dealers in making a market for the debt securities; and

•	prevailing interest rates.

The Company does not intend to pay any dividends in the foreseeable future.

The Company has not declared or paid any dividends on its common shares since the date the Company was incorporated. The Company intends to retain its earnings, if any, to finance the growth and development of the business and does not intend to pay dividends on the common shares in the foreseeable future. Any return on an investment in the Company’s common shares will come from the appreciation, if any, in the value of the common shares. The payment of future dividends, if any, will be reviewed periodically by the Company’s Board of Directors and will depend upon, among other things, conditions then existing including earnings, financial condition and capital requirements, restrictions in financing agreements, business opportunities and conditions and other factors. See “Dividend Policy”.

NovaGold believed it was a “passive foreign investment company” for the taxable year ended November 30, 2006 and may be a “passive foreign investment company” for the taxable year ending November 30, 2007 and for future taxable years under the U.S. Internal Revenue Code, which may result in adverse tax consequences for investors in the United States.

Potential investors that are U.S. taxpayers should be aware that the Company believes it was a “passive foreign investment company” under Section 1297(a) of the U.S. Internal Revenue Code (a “PFIC”) for the taxable year ended November 30, 2006 and may be a PFIC for the current and future taxable years. If the Company is or becomes a PFIC, any gain recognized on the sale of common shares and any “excess distributions” (as specifically defined) paid on the common shares must be ratably allocated to each day in a U.S. taxpayer’s holding period for the common shares. The amount of any such gain or excess distribution allocated to prior years of such U.S. taxpayer’s holding period for the common shares generally will be subject to U.S. federal income tax at the highest tax applicable to ordinary income in each such prior year, and the U.S. taxpayer will be required to pay interest on the resulting tax liability for each such prior year, calculated as if such tax liability had been due in each such prior year.

As an alternative to the U.S. federal income tax treatment if the Company is a PFIC as described above, a U.S. taxpayer that makes a “QEF election” generally will be subject to U.S. federal income tax on such U.S. taxpayer’s pro rata share of the Company’s “net capital gain” and “ordinary earnings” (calculated under U.S. federal income tax rules), regardless of whether such amounts are actually distributed by the Company. U.S. taxpayers should be aware that there can be no assurance that the Company will satisfy record keeping requirements or that it will supply U.S. taxpayers with required information under the QEF rules in the event that the Company is a PFIC and a U.S. taxpayer wishes to make a QEF election. As a second alternative, a U.S. taxpayer may make a “mark-to-market election” if the Company is a PFIC and the common shares are “marketable stock” (as specifically defined). A U.S. taxpayer that makes a mark-to-market election generally will include in gross income, for each taxable year in which the Company is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the common shares as of the close of such taxable year over (b) such U.S. taxpayer’s tax basis in such common shares.

Additional tax considerations may apply to purchasers of Securities other than common shares. Prospective investors should be aware that the acquisition of Securities may have additional tax consequences both in the United States and Canada that are not described herein. Prospective investors should read the tax discussion contained in the applicable Prospectus Supplement with respect to a particular offering of Securities.

Investors in the United States or in other jurisdictions outside of Canada may have difficulty bringing actions and enforcing judgments against NovaGold, its directors, its executive officers and some of the experts named in this Prospectus based on civil liability provisions of federal securities laws or other laws of the United States or any state thereof or the equivalent laws of other jurisdictions of residence.

The Company is organized under the laws of the Province of Nova Scotia and its principal executive office is located in the Province of British Columbia. Many of the Company’s directors and officers, and some of the experts named in this Prospectus, are residents of Canada or otherwise reside outside of the United States, and all or a substantial portion of their assets, and a substantial portion of the Company’s assets, are located outside of the United States. As a result, it may be difficult for investors in the United States or outside of Canada to bring an action against directors, officers or experts who are not resident in the United States or in the other jurisdiction of residence. It may also be difficult for an investor to enforce a judgment obtained in a United States court or a court of another jurisdiction of residence predicated upon the civil liability provisions of federal securities laws or other laws of the United States or any state thereof or the equivalent laws of other jurisdictions of residence against those persons or the Company. Please refer to additional information under the heading “Enforceability of Civil Liabilities” in this Prospectus.

USE OF PROCEEDS

The net proceeds of any offering of Securities under a Prospectus Supplement will be used to fund further exploration at, and initial construction of, the Galore Creek project, to fund general exploration and development on the Company’s other projects and for general corporate purposes. More detailed information regarding the use of proceeds from a sale of Securities will be included in the applicable Prospectus Supplement.

All expenses relating to an offering of Securities and any compensation paid to underwriters, dealers or agents, as the case may be, will be paid out of the Company’s general funds, unless otherwise stated in the applicable Prospectus Supplement.

EARNINGS COVERAGE

The following consolidated financial earnings coverage figures and cash flow coverage ratios are calculated for the year ended November 30, 2006 and give effect to all long-term financial liabilities of the Company and the repayment, redemption or retirement thereof since those dates, respectively. The earnings coverage deficiencies, cash flow coverage ratios, cash flow coverage deficiencies and the amount of earnings, cash flow and interest expense set forth below do not purport to be indicative of earnings coverage deficiencies or ratios or cash flow coverage deficiencies or ratios for any further periods. The deficiency figures and coverage ratios have been calculated based on Canadian GAAP. These coverage deficiencies, coverage ratios, earnings, cash flows or interest expenses do not give effect to the issuance of any Debt Securities that may be issued pursuant to any Prospectus Supplement, since the aggregate principal amounts and the terms of such Debt Securities are not presently known.

Year Ended
November 30, 2006
($ amounts in millions)

Earnings coverage (deficiency)(1)	($32.1)
Earning coverage ratio	(41.46)
Cash flow coverage (deficiency)(2)	($64.2)
Cash flow coverage ratio	(0.89)

(1)	Earnings coverage (deficiency) is the dollar amount of earnings required to attain an earnings coverage ratio of one-to-one. Earnings coverage ratio is equal to net income after the unrealised loss on derivatives and before interest expense and income taxes divided by interest expense on all debt.

(2)	Cash flow coverage (deficiency) is the dollar amount of cash flow required to attain a cash flow coverage ratio of one-to-one. Cash flow coverage ratio is equal to cash flow from operating activities before depreciation divided by debt, which is the amounts in other liabilities less deferred income.

The Company’s cash flow deficiency amounted to approximately $64.2 million for the year ended November 30, 2006 which is the difference between the Company’s net loss for the year and total debt payments at the end of the year. The cash flow deficiency ratio of 0.89 for the year ended November 30, 2006 is a result of dividing the Company’s net loss for the year by the total debt.

The Company’s interest expense amounted to approximately $0.7 million for the year ended November 30, 2006. The Company’s loss before interest expense and income tax for the year ended November 30, 2006 was approximately $31.3 million, which results in an earnings cover ratio of (41.46) for the year.

If the Company offers any Debt Securities having a term to maturity in excess of one year under a Prospectus Supplement, the Prospectus Supplement will include earnings coverage ratios giving effect to the issuance of such Debt Securities.

DIVIDEND POLICY

The Company has not declared or paid any dividends on its common shares since the date of its incorporation. The Company intends to retain its earnings, if any, to finance the growth and development of its business and does not expect to pay dividends or to make any other distributions in the near future. The Company’s Board of Directors will review this policy from time to time having regard to the Company’s financing requirements, financial condition and other factors considered to be relevant.

CONSOLIDATED CAPITALIZATION

As of the date of this Prospectus, there have been no material changes in the capital structure of the Company since November 30, 2006.

MANAGEMENT

Executive Officers, Senior Management and Directors

The following table sets forth information about the Company’s directors, executive officers and certain key employees, and their respective positions as of the date of this Prospectus.

Name	Title

Executive Officers and Directors
Rick Van Nieuwenhuyse	President, Chief Executive Officer and Director
Robert J. (Don) MacDonald	Senior Vice President, Chief Financial Officer and Secretary
Peter Harris	Senior Vice President and Chief Operating Officer
George L. Brack	Director
Michael H. Halvorson	Director
Gerald J. McConnell	Director
Cole E. McFarland	Director
Clynton R. Nauman	Director
James L. Philip	Director
Other Senior Management
Douglas Brown	Vice President, Business Development
Gregory S. Johnson	Vice President, Corporate Communications and Strategic Development
Joseph R. Piekenbrock	Vice President, Exploration
Elaine M. Sanders	Vice President, Finance
Carl Gagnier	Executive Vice President, General Manager Galore Creek Project
Douglas Nicholson	Vice President, NovaGold Resources/Alaska Gold Company

Rick Van Nieuwenhuyse joined the Company as President and Chief Operating Officer in January 1998 and was appointed as Chief Executive Officer in May 1999. Mr. Van Nieuwenhuyse brings with him over 25 years of experience in the natural resource sector including most recently as Vice President of Exploration for Placer Dome. In addition to his international exploration perspective, Mr. Van Nieuwenhuyse brings years of working experience in, and knowledge of, Alaska to the Company. Mr. Van Nieuwenhuyse has managed projects from grassroots discovery through to advanced feasibility studies and production. Mr. Van Nieuwenhuyse holds a Candidature degree in Science from the Universite de Louvain, Belgium, and a Masters of Science degree in geology from the University of Arizona.

Peter W. Harris was appointed Senior Vice President and Chief Operating Officer of the Company in October 2005. Mr. Harris brings over 30 years of mine design, development and operations experience to NovaGold. He has been involved with, and responsible for, the development and operation of mines on four different continents including mines in Canada, Papua New Guinea, South Africa and England. Recently, Mr. Harris was Senior Vice President, Project Development at Placer Dome where he was responsible for project development activities related to projects in the United States, Chile and the Dominican Republic.

Robert J. (Don) MacDonald joined the Company as Senior Vice President, Chief Financial Officer and Secretary in January 2003. Mr. MacDonald brings with him over 20 years of experience in the mining industry. He has been directly involved in the operation or development of ten mines in North and South America, has been involved in the completion of over thirty mining financings totalling almost $1 billion and over $500 million of successful mergers and acquisition transactions. Mr. MacDonald’s experience in the mining industry included Senior VP & CFO of De Beers Canada Mining Inc. (formerly Winspear Diamonds) and Dayton Mining Corporation. Mr. MacDonald holds a Bachelor and Masters degree in engineering from Oxford University and he is a chartered accountant.

Douglas Brown joined the Company as Vice President, Business Development in June 2003, having spent the previous 15 years as a senior executive in the mining industry. He has lived and worked in Chile, South Africa, Canada, Russia and the United States and brings to the Company a depth of experience in project evaluation, acquisitions, operations management and corporate finance. Mr. Brown holds a Bachelor of Science degree in Mining Engineering and a Master of Science degree in Mineral Economics from the Colorado School of Mines. Prior to joining NovaGold, Mr. Brown’s positions within the Placer Dome group of companies included Vice President of Strategic Development from 1999 to 2002, Assistant Mine General Manager at the South Deep Gold Mine in 2001, Director of Finance and Planning from 1997 to 1999 and Manager of Corporate Finance from 1994 to 1997.

Gregory S. Johnson joined the Company as Vice President, Corporate Communications and Strategic Development in 1998. Prior to joining the Company, Mr. Johnson was part of the management team responsible for overseeing the exploration and acquisition activities for Placer Dome International Exploration in Africa and Eurasia. In 1995, as a senior geologist for Placer Dome in Alaska, Mr. Johnson played a key role in the multi-million ounce Donlin Creek project discovery. From the late 1980s, Mr. Johnson worked for Placer Dome on projects ranging from regional grassroots reconnaissance to mine feasibility studies in the United States, Canada, Australia, Russia and Africa. Mr. Johnson is responsible for marketing and communications activities of the Company and is involved in developing strategic growth opportunities.

Joseph R. Piekenbrock joined the Company as Vice President, Exploration in June 2003. Prior to this, as a consultant, he was a key member of the Donlin Creek exploration team for NovaGold during 2002 and 2003. Mr. Piekenbrock brings with him over 25 years of experience in the minerals exploration and development sector. He has managed exploration from grassroots discovery through advanced acquisitions, most recently in South America for Placer Dome and Brett Resources Inc. In addition, he brings a wealth of northern experience through years of exploration for both Cominco Ltd. and Placer Dome in Alaska. Mr. Piekenbrock holds a Bachelor of Arts degree in geology from the University of Colorado and a Master of Science degree in geology from the University of Arizona.

Elaine M. Sanders joined the Company as Controller in March 2003 and became Vice President, Finance in October 2006. Prior to joining the Company, she was Controller and Chief Accounting Officer for an international high technology company in the telecommunications sector. Ms. Sanders brings over 14 years of experience in auditing, financing and accounting for public and private companies. She has been involved with numerous financings and acquisitions, and has listed companies on both the TSX and AMEX stock exchanges. Ms. Sanders is a chartered accountant and a certified public accountant, and holds a Bachelor of Commerce degree from the University of Alberta.

Carl Gagnier joined NovaGold in January 2005, having spent 15 years as a senior executive with Placer Dome in Chile, Costa Rica, Venezuela and Canada. He has a wealth of experience with operations management, government relations, and project development. Mr. Gagnier’s positions within the Placer Dome Group (PDG) included President Minera Las Cristinas, President PDG Costa Rica, and Mine General Manager Minera Mantos de Oro. Most recently, he was General Manager of Minera Zaldivar, in Antofagasta, Chile during the operation of the world-class Zaldivar mine. Mr. Gagnier is responsible for engineering, environmental and government relations pertaining to the Galore Creek project. He holds a Bachelor of Science degree in Metallurgical Engineering from Queen’s University.

Douglas Nicholson has over 18 years of mine development and operation experience. Prior to joining NovaGold, Mr. Nicholson was in charge of mine development engineering at the Kinross Gold 400,000 oz per year open-pit Fort Knox and True North deposits in Fairbanks, Alaska. Prior to his work at the Fort Knox and True North gold deposits, Mr. Nicholson was chief mine engineer for Cambior at the Valdez Creek Mine in Alaska. Mr. Nicholson has a Bachelor of Science degree in mine engineering from the University of Alaska — Fairbanks.

George Brack, a director of the Company, is Managing Director and Industry Head — Mining of Scotia Capital. Prior to joining Scotia Capital, Mr. Brack held the position of President of Macquarie North America Ltd., an investment banking firm specializing in mergers and acquisitions as well as other advisory functions for North American resource companies. Mr. Brack has also held positions with Placer Dome as Vice President Corporate Development and with CIBC Wood Gundy, where he was Vice President of the Investment Banking Group. Mr. Brack’s career in corporate finance has been focused on the world-wide identification, evaluation and execution of strategic mergers and acquisitions in the mining industry.

Michael H. Halvorson, a director of the Company, is the President of Halcorp Capital Ltd., a position he held since September 1981. Mr. Halvorson is also currently a director of Strathmore Minerals Corp., Gentry Resources Ltd., Esperanza Silver Corporation, Orezone Resources Inc., Radiant Resources Inc. and Pediment Exploration Ltd. Past directorships include Western Silver Inc. and Viceroy Exploration Ltd.

Gerald J. McConnell, Q.C., a director of the Company, is the Chairman, President and Chief Executive Officer of Etruscan Resources Inc., a junior natural resource company. He is also a director of Etruscan Resources. From December 1984 to January 1998, Mr. McConnell was the President of the Company and from January 1998 to May 1999 he was the Chairman and Chief Executive Officer of the Company. Gerald McConnell was called to the bar of Nova Scotia in 1971 and was an associate and partner with the law firm, Patterson Palmer, Halifax Regional Municipality, Nova Scotia from 1971 to 1987.

Cole L. McFarland, a director of the Company, is the principal of McFarland & Associates and a veteran of the mining industry with over 40 years of experience in the development and operation of mineral properties in the United States and the Philippines, with extensive experience in Alaska. Mr. McFarland was President and Chief Executive Officer of Placer Dome US from 1987 until his retirement in July 1995. During that period, Placer Dome US substantially expanded gold production at several mines and initiated development of the Cortez world-class Pipeline deposit. Prior to his appointment as President of Placer Dome US, Mr. McFarland held a number of managerial and executive positions within the Placer Dome group of companies. Mr. McFarland was also a director of Bema Gold Corp.

Clynton R. Nauman, a director of the Company, is the Chief Executive Officer of Alexco Resource Corp., Asset Liability Management Group ULC, and was formerly President of Viceroy Gold Corporation and Viceroy Minerals Corporation and a director of Viceroy Resource Corporation, positions he held from February 1998 until February 2003. Previously, Mr. Nauman was the General Manager of Kennecott Minerals from 1993 to 1998. Mr. Nauman has 25 years of diversified experience in the mining industry ranging from exploration and business development to operations and business management in the precious metals, base metals and coal sectors.

James L. Philip, a director of the Company, is the President of Clan Chatton Finance Ltd., a private investment holding company. Mr. Phillip joined Morgan & Company Chartered Accountants in May 1980 and became a partner in June 1981 and managing partner in August 1993 until 2005. Mr. Philip is a chartered accountant and has over 25 years of public accounting experience, servicing mainly companies listed on Canadian and United States stock exchanges. His clients include a significant number of public companies in the mining resource sector. The services he provided his clients include assisting them with the financial aspects of continuous disclosure reporting requirements in Canada and the United States.

Conflicts of Interest

To the knowledge of the Company as of the date of this Prospectus, no existing or potential conflicts of interest exist between the Company and any of its officers or directors other than as set forth below.

The Company provided exploration and management services totalling $826,000 to Alexco Resource Corp. (“Alexco”), a related party having two common directors. Mr. Nauman is Alexco’s President and Chief Executive Officer and Mr. Van Nieuwenhuyse is a director of Alexco. Ms. Sanders is Alexco’s Chief Financial Officer.

DESCRIPTION OF SHARE CAPITAL

The Company’s authorized share capital consists of 1,000,000,000 common shares without par value and 10,000,000 preferred shares, issuable in series. As at March 1, 2007, the Company had 91,979,525 common shares and no preferred shares issued and outstanding.

Common Shares

All of the common shares rank equally as to voting rights, participation in a distribution of the assets of the Company on a liquidation, dissolution or winding-up of the Company and the entitlement to dividends. The holders of the common shares are entitled to receive notice of all meetings of shareholders and to attend and vote the shares at the meetings. Each common share carries with it the right to one vote.

In the event of the liquidation, dissolution or winding-up of the Company or other distribution of its assets, the holders of the common shares will be entitled to receive, on a pro rata basis, all of the assets remaining after the Company has paid out its liabilities. Distributions in the form of dividends, if any, will be set by the Board of Directors. See “Dividend Policy”.

Provisions as to the modification, amendment or variation of the rights attached to the common shares are contained in the Company’s articles of association and the Companies Act (Nova Scotia). Generally speaking, substantive changes to the share capital require the approval of the shareholders by special resolution (at least 75% of the votes cast) and in certain cases approval by the holders of a class or series of shares, including in certain cases a class or series of shares not otherwise carrying voting rights, in which event the resolution must be approved by no less than two — thirds of the votes cast by shareholders who vote in respect of the resolution.

Preferred Shares

The Company’s preferred shares may be issued from time to time in one or more series, the number of shares, designation, rights and restrictions of which will be determined by the Board of Directors of the Company. The preferred shares rank ahead of the common shares with respect to the payment of dividends and the payment of capital. There are no preferred shares outstanding at the date of this Prospectus.

DESCRIPTION OF DEBT SECURITIES

In this section only, “we”, “us”, “our” or “NovaGold” refers only to NovaGold Resources Inc. and not any of its subsidiaries. The following description sets forth certain general terms and provisions of the Debt Securities. We will provide the particular terms and provisions of a series of Debt Securities and a description of how the general terms and provisions described below may apply to that series in a Prospectus Supplement.

The Debt Securities will be issued under an indenture to be entered into between us and The Bank of New York, as trustee (the “Trustee”) (hereinafter referred to as the “Indenture”). The Indenture will be subject to and governed by the U.S. Trust Indenture Act of 1939, as amended. A copy of the form of Indenture has been filed as an exhibit to the registration statement filed with the SEC. The following is a summary of the Indenture which sets forth certain general terms and provisions of the Debt Securities and is not intended to be complete. For a more complete description, including the definition of capitalized terms used but not defined under this section, prospective investors should refer to the Indenture. Whenever we refer to particular provisions of the Indenture, those provisions are qualified in their entirety by reference to the Indenture. References in parentheses are to section numbers or articles of the Indenture.

We may issue securities (including debt securities) and incur additional debt other than through the offering of Debt Securities under this Prospectus.

General

The Indenture does not limit the aggregate principal amount of Debt Securities which we may issue under the Indenture and does not limit the amount of other debt we may incur. The Indenture provides that Debt Securities may be issued from time to time in one or more series and may be denominated and payable in U.S. dollars or any foreign currency. Special Canadian and U.S. federal income tax considerations applicable to any of the Debt Securities denominated in a foreign currency will be described in the Prospectus Supplement relating to any offering of Debt Securities denominated in a foreign currency. Unless otherwise indicated in a Prospectus Supplement, the Debt Securities will be unsecured obligations. The Indenture also permits us to increase the principal amount of any series of the Debt Securities previously issued and to issue that increased principal amount.

The applicable Prospectus Supplement will describe the specific terms of the Debt Securities of any series being offered and may include, but is not limited to, any of the following:

•	the title and the aggregate principal amount of the Debt Securities;

•	the date or dates, or the method by which such date or dates will be determined or extended, on which the principal of (and premium, if any, on) the Debt Securities will be payable and the portion (if less than the principal amount) to be payable upon a declaration of acceleration of maturity;

•	the rate or rates (whether fixed or variable) at which the Debt Securities will bear interest, if any, or the method by which such rate or rates will be determined and the date or dates from which such interest will accrue;

•	the date or dates, or the method by which such date or dates will be determined or extended, on which any interest will be payable and the regular record dates for the payment of interest on the Debt Securities in registered form;

•	the place or places where the principal of (and premium, if any) and interest, if any, on the Debt Securities will be payable and each office or agency where the Debt Securities may be presented for registration of transfer or exchange;

•	each office or agency where the principal of (and premium, if any) and interest, if any, on the Debt Securities of such series will be payable;

•	the period or periods within which, the price or prices at which, the currency or currency unit in which, and other terms and conditions upon which the Debt Securities may be redeemed or purchased, in whole or in part, by us;

•	the terms and conditions upon which you may redeem the Debt Securities prior to maturity and the price or prices at which and the currency or currency unit in which the Debt Securities are payable;

•	any mandatory or optional redemption or sinking fund or analogous provisions;

•	if other than denominations of US$1,000 and any integral multiple thereof, the denomination or denominations in which any registered securities of the series shall be issuable and, if other than the denomination of US$5,000, the denomination or denominations in which any bearer securities of the series shall be issuable;

•	if other than U.S. dollars, the currency or currency unit in which the Debt Securities are denominated or in which currency payment of the principal of (and premium, if any) or interest, if any, on such Debt Securities will be payable;

•	any index formula or other method used to determine the amount of payments of principal of (and premium, if any) or interest, if any, on the Debt Securities;

•	whether the series of the Debt Securities are to be registered securities, bearer securities (with or without coupons) or both;

•	whether the Debt Securities will be issuable in the form of one or more global securities and, if so, the identity of the depository for the global securities;

•	whether and under what circumstances we will be required to pay any Additional Amounts (defined below under “Additional Amounts”) for withholding or deduction for Canadian taxes with respect to the securities, and whether we will have the option to redeem the Debt Securities rather than pay the Additional Amounts;

•	the terms, if any, on which the Debt Securities may be converted or exchanged for other of our securities or securities of other entities;

•	if payment of the Debt Securities will be guaranteed by any other person;

•	the extent and manner, if any, in which payment on or in respect of the Debt Securities will be senior or will be subordinated to the prior payment of our other liabilities and obligations;

•	the percentage or percentages of principal amount at which the Debt Securities will be issued;

•	any applicable Canadian and U.S. federal income tax consequences; and

•	any other terms, conditions, rights and preferences (or limitations on such rights and preferences) of the Debt Securities including covenants and events of default which apply solely to a particular series of the Debt Securities being offered which do not apply generally to other Debt Securities, or any covenants or events of default generally applicable to the Debt Securities which do not apply to a particular series of the Debt Securities.

Unless otherwise indicated in a Prospectus Supplement, the Indenture does not afford holders of the Debt Securities the right to tender such Debt Securities to us for repurchase or provide for any increase in the rate or rates of interest at which the Debt Securities will bear interest, in the event we should become involved in a highly leveraged transaction or in the event we have a change in control.

The Debt Securities may be issued under the Indenture bearing no interest or at a discount below their stated principal amount. The Canadian and U.S. federal income tax consequences and other special considerations applicable to any such discounted Debt Securities or other Debt Securities offered and sold at par which are treated as having been issued at a discount for Canadian and/or U.S. federal income tax purposes will be described in a Prospectus Supplement.

Ranking and Other Indebtedness

Unless otherwise indicated in an applicable Prospectus Supplement, the Debt Securities will be unsecured obligations and will rank equally with all of our other unsecured and unsubordinated debt from time to time outstanding and equally with other securities issued under the Indenture. The Debt Securities will be structurally subordinated to all existing and future liabilities, including trade payables and other indebtedness, of our subsidiaries.

Form, Denominations and Exchange

A series of the Debt Securities may be issued solely as registered securities, solely as bearer securities or as both registered securities and bearer securities. Registered securities will be issuable in denominations of US$1,000 and any integral multiple thereof and bearer securities will be issuable in denominations of US$5,000 or, in each case, in such other denominations as may be set out in the terms of the Debt Securities of any particular series. The Indenture will provide that a series of the Debt Securities may be issuable in global form. Unless otherwise indicated in a Prospectus Supplement, bearer securities will have interest coupons attached.

Registered securities of any series will be exchangeable for other registered securities of the same series and of a like aggregate principal amount and tenor of different authorized denominations. If, but only if, provided in a Prospectus Supplement, bearer securities (with all unmatured coupons, except as provided below, and all matured coupons in default) of any series may be exchanged for registered securities of the same series of any authorized denominations and of a like aggregate principal amount and tenor. In such event, bearer securities surrendered in a permitted exchange for registered securities between a regular record date or a special record date and the relevant date for payment of interest shall be surrendered without the coupon relating to such date for payment of interest, and interest will not be payable on such date for payment of interest in respect of the registered security issued in exchange for such bearer security, but will be payable only to the holder of such coupon when due in accordance with the terms of the Indenture. Unless otherwise specified in a Prospectus Supplement, bearer securities will not be issued in exchange for registered securities.

The applicable Prospectus Supplement may indicate the places to register a transfer of the Debt Securities. Except for certain restrictions set forth in the Indenture, no service charge will be made for any registration of transfer or exchange of the Debt Securities, but we may, in certain instances, require a sum sufficient to cover any tax or other governmental charges payable in connection with these transactions.

We shall not be required to:

•	issue, register the transfer of or exchange any series of the Debt Securities during a period beginning at the opening of business 15 days before any selection of that series of the Debt Securities to be redeemed and ending at the close of business on (A) if the series of the Debt Securities are issuable only as registered securities, the day of mailing of the relevant notice of redemption and (B) if the series of the Debt Securities are issuable as bearer securities, the day of the first publication of the relevant notice of redemption or, if the series of the Debt Securities are also issuable as registered securities and there is no publication, the mailing of the relevant notice of redemption;

•	register the transfer of or exchange any registered security, or portion thereof, called for redemption, except the unredeemed portion of any registered security being redeemed in part;

•	exchange any bearer security selected for redemption, except that, to the extent provided with respect to such bearer security, such bearer security may be exchanged for a registered security of that series and like tenor, provided that such registered security shall be immediately surrendered for redemption with written instruction for payment consistent with the provisions of the Indenture; or

•	issue, register the transfer of, or exchange any of the Debt Securities which have been surrendered for repayment at the option of the holder, except the portion, if any, thereof not to be so repaid.

Global Securities

A series of the Debt Securities may be issued in whole or in part in global form as a “global security” and will be registered in the name of and be deposited with a depositary, or its nominee, each of which will be identified in the Prospectus Supplement relating to that series. Unless and until exchanged, in whole or in part, for the Debt Securities in definitive registered form, a global security may not be transferred except as a whole by the depositary for such global security to a nominee of the depositary, by a nominee of the depositary to the depositary or another nominee of the depositary or by the depositary or any such nominee to a successor of the depositary or a nominee of the successor.

The specific terms of the depositary arrangement with respect to any portion of a particular series of the Debt Securities to be represented by a global security will be described in a Prospectus Supplement relating to such series. We anticipate that the following provisions will apply to all depositary arrangements.

Upon the issuance of a global security, the depositary therefor or its nominee will credit, on its book entry and registration system, the respective principal amounts of the Debt Securities represented by the global security to the accounts of such persons, designated as “participants”, having accounts with such depositary or its nominee. Such accounts shall be designated by the underwriters, dealers or agents participating in the distribution of the Debt Securities or by us if such Debt Securities are offered and sold directly by us. Ownership of beneficial interests in a global security will be limited to participants or persons that may hold beneficial interests through participants. Ownership of beneficial interests in a global security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the depositary therefor or its nominee (with respect to interests of participants) or by participants or persons that hold through participants (with respect to interests of persons other than participants). The laws of some states in the United States may require that certain purchasers of securities take physical delivery of such securities in definitive form.

So long as the depositary for a global security or its nominee is the registered owner of the global security, such depositary or such nominee, as the case may be, will be considered the sole owner or holder of the Debt Securities represented by the global security for all purposes under the Indenture. Except as provided below, owners of beneficial interests in a global security will not be entitled to have a series of the Debt Securities represented by the global security registered in their names, will not receive or be entitled to receive physical delivery of such series of the Debt Securities in definitive form and will not be considered the owners or holders thereof under the Indenture.

If a depositary for a global security representing a particular series of the Debt Securities is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by us within 90 days, we will issue such series of Debt Securities in definitive form in exchange for a global security representing such series of Debt Securities. In addition, we may at any time and in our sole discretion determine not to have a series of Debt Securities represented by a global security and, in such event, will issue a series of Debt Securities in definitive form in exchange for all of the global securities representing the series of Debt Securities.

Payment

Unless otherwise indicated in a Prospectus Supplement, payment of principal of (and premium, if any) and interest on the Debt Securities will be made at the office or agency of the Trustee, at 101 Barclay Street, 4 East, New York, New York 10286, Attn: Global Finance Americas Unit, or at our option we can pay principal, interest and any premium by (1) check mailed or delivered to the address of the person entitled as the address appearing in the security register of the Trustee or (2) wire transfer to an account in the United States of the person entitled to receive payments if such person is a holder of US$5.0 million or more in aggregate principal amount of the Debt Securities.

Unless otherwise indicated in a Prospectus Supplement, payment of any interest will be made to the persons in whose name the Debt Securities are registered at the close of business on the day or days specified by us.

Any payments of principal (and premium, if any) and interest, if any, on global securities registered in the name of a depositary or its nominee will be made to the depositary or its nominee, as the case may be, as the registered owner of the global security representing such Debt Securities. None of us, the Trustee or any paying agent for the Debt Securities represented by the global securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests of the global security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

We expect that the depositary for a global security or its nominee, upon receipt of any payment of principal, premium or interest, will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global security as shown on the records of such depositary or its nominee. We also expect that payments by participants to owners of beneficial interests in a global security held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in “street name”, and will be the responsibility of such participants.

Certain Definitions

Set forth below is a summary of certain of the defined terms used in the Indenture. Reference is made to the Indenture for the full definition of all such terms.

“Capital Lease Obligation” means the obligation of a person, as lessee, to pay rent or other amounts to the lessor under a lease of real or personal property which is required to be classified and accounted for as a capital lease on a consolidated balance sheet of such person in accordance with generally accepted accounting principles.

“Consolidated Net Tangible Assets” means the total amount of assets of NovaGold on a consolidated basis after deducting therefrom:

•	all current liabilities (excluding any current liabilities which are by their terms extendible or renewable at the option of the obligor thereon to a time more than 12 months after the time as of which the amount thereof is being computed);

•	all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other similar intangibles (mineral properties and deferred costs shall not be deemed intangibles for purposes of this definition); and

•	appropriate adjustments on account of minority interests of other persons holding stock of NovaGold’s Subsidiaries;

in each case, as shown on the most recent annual audited or quarterly unaudited consolidated balance sheet of NovaGold and computed in accordance with generally accepted accounting principles.

“Current Assets” means current assets as determined in accordance with generally accepted accounting principles.

“Debt” means as at the date of determination, all items of indebtedness in respect of any amounts borrowed which, in accordance with generally accepted accounting principles, would be recorded as debt in the consolidated financial statements of any person, including:

•	any obligation for borrowed money;

•	any obligation evidenced by bonds, debentures, notes, or other similar instruments;

•	any Purchase Money Obligation;

•	any Capital Lease Obligation;

•	any payment obligation under Financial Instrument Obligations; and

•	any guarantee of Debt of another person.

“Financial Instrument Obligations” means obligations arising under:

•	interest rate swap agreements, forward rate agreements, floor, cap or collar agreements, futures or options, insurance or other similar agreements or arrangements, or any combination thereof, entered into by a person of which the subject matter is interest rates or pursuant to which the price, value or amount payable thereunder is dependent or based upon interest rates in effect from time to time or fluctuations in interest rates occurring from time to time;

•	currency swap agreements, cross-currency agreements, forward agreements, floor, cap or collar agreements, futures or options, insurance or other similar agreements or arrangements, or any combination thereof, entered into by a person of which the subject matter is currency exchange rates or pursuant to which the price, value or amount payable thereunder is dependent or based upon currency exchange rates in effect from time to time or fluctuations in currency exchange rates occurring from time to time; and

•	commodity swap or hedging agreements, floor, cap or collar agreements, commodity futures or options or other similar agreements or arrangements, or any combination thereof, entered into by a person of which the subject matter is one or more commodities or pursuant to which the price, value or amount payable thereunder is dependent or based upon the price of one or more commodities in effect from time to time or fluctuations in the price of one or more commodities occurring from time to time.

“generally accepted accounting principles” means the primary generally accepted accounting principles in which NovaGold reports its financial statements and which are in effect from time to time.

“Lien” means any security by way of an assignment, mortgage, charge, pledge, lien, encumbrance, title retention agreement or other security interest whatsoever, but not including any security interest in respect of a lease which is not a Capital Lease Obligation and provided that such term shall not include any encumbrance that may be deemed to arise solely as a result of entering into an agreement, not in violation of the terms of this Indenture, to sell or otherwise transfer assets or Property.

“Non-Recourse Debt” means Debt to finance the creation, development, construction or acquisition of properties or assets and any increases in or extensions, renewals or refinancings of such Debt, provided that the recourse of the lender thereof (including any agent, trustee, receiver or other person acting on behalf of such entity) in respect of such Debt is limited in all circumstances to the properties or assets created, developed, constructed or acquired in respect of which such Debt has been incurred, to the capital stock and debt securities of the Restricted Subsidiary that acquires or owns such properties or assets and to the receivables, inventory, equipment, chattels, contracts, intangibles and other assets, rights or collateral connected with the properties or assets created, developed, constructed or acquired and to which such lender has recourse.

“Property” or “property” means all property owned by NovaGold or a Restricted Subsidiary except such property which is determined by a resolution of our Board of Directors delivered to the Trustee not to be property of material importance to the total business conducted by us and our Restricted Subsidiaries.

“Purchase Money Mortgage” means any Lien created, issued, incurred or assumed by NovaGold or a Restricted Subsidiary to secure a Purchase Money Obligation; provided that such Lien is limited to the property (including the rights associated therewith) acquired, constructed, installed or improved in connection with such Purchase Money Obligation.

“Purchase Money Obligation” means Debt of NovaGold or a Restricted Subsidiary incurred or assumed to finance the purchase price, in whole or in part, of any property or incurred to finance the cost, in whole or in part, of construction or installation of or improvements to any property; provided, however, that such Debt is incurred or assumed within 180 days after the purchase of such property or the completion of such construction, installation or improvements, as the case may be, provided that the principal amount of such Debt which is secured by the Lien does not exceed 100% of such purchase price or cost, as the case may be, and includes any extension, renewal or refunding of any such Debt provided the principal amount thereof outstanding on the date of such extension, renewal or refunding is not increased, and provided further that any such extension, renewal or refunding does not extend to any property other than the property in connection with which such obligation was created and improvements erected or constructed thereon.

“Restricted Subsidiary” means a Subsidiary of NovaGold provided, however, such term shall not include any Subsidiary of NovaGold if the amount of NovaGold’s share of the shareholder’s equity in such Subsidiary does not, at the time of determination, exceed 2% of Shareholders’ Equity.

“Shareholders’ Equity” means the aggregate amount of shareholders’ equity (including but not limited to share capital, contributed surplus and retained earnings) of NovaGold as shown on the most recent annual audited or quarterly unaudited consolidated balance sheet of NovaGold and computed in accordance with generally accepted accounting principles.

“Subsidiary” of any person means, at the date of determination, any corporation or other person of which Voting Shares or other interests carrying more than 50% of the voting rights attached to all outstanding Voting Shares or other interests are owned, directly or indirectly, by or for such person or one or more Subsidiaries thereof.

“Voting Shares” means shares of any class of a corporation having under all circumstances the right to vote for the election of the directors of such corporation, provided that, for the purpose of this definition, shares which only carry the right to vote conditionally on the happening of an event shall not be considered Voting Shares whether or not such event shall have happened.

Covenants

Limitation on Liens

The Indenture provides that so long as any of our Debt Securities are outstanding, we will not, and will not permit any of our Restricted Subsidiaries to, create, incur or assume any Lien on or over any present or future property securing any Debt of ours or a Restricted Subsidiary without also simultaneously or prior thereto securing, or causing such Restricted Subsidiary to secure, equally and ratably with such other Debt all of the Debt Securities then outstanding under the Indenture, except:

•	Liens existing on the date of the Indenture, or arising thereafter pursuant to contractual commitments entered into prior to such date;

•	Liens incidental to the conduct of our business of any Restricted Subsidiary or the ownership of our assets that, in the aggregate, do not materially impair the operation of the business of us and our Subsidiaries taken as a whole, including, without limitation, any such Liens created pursuant to joint development agreements and leases, subleases, royalties or other similar rights granted to or reserved by others;

•	any Purchase Money Mortgage;

•	any Lien on any Property existing at the time we or any Restricted Subsidiary acquires the Property (or any business entity then owning the Property) whether or not assumed by us or such Restricted Subsidiary and whether or not such Lien was given to secure the payment of the purchase price of the Property (or any entity then owning the Property), provided that no such Lien shall extend to any other Property;

•	any Lien to secure Debt owing to us or to another Subsidiary;

•	Liens on the assets of a corporation existing at the time the corporation is liquidated or merged into, or amalgamated or consolidated with, us or any Restricted Subsidiary or at the time of the sale, lease or other disposition to us or any Restricted Subsidiary of the properties of such corporation as, or substantially as, an entirety;

•	any attachment or judgment Lien provided that (i) the execution or enforcement of the judgment it secures is effectively stayed and the judgment is being contested in good faith, (ii) the judgment it secures is discharged within 60 days after the later of the entering of such judgment or the expiration of any applicable stay, or (iii) the payment of the judgment secured is covered in full (subject to a customary deductible) by insurance;

•	any Lien in connection with Debt which by its terms is Non-Recourse Debt;

•	any Lien for taxes, assessments or governmental charges or levies (a) that are not yet due and delinquent or (b) the validity of which is being contested in good faith;

•	any Lien of materialmen, mechanics, carriers, workmen, repairmen, landlords or other similar Liens, or deposits to obtain the release of these Liens;

•	any Lien (a) to secure public or statutory obligations (including reclamation and closure bonds and similar obligations), (b) to secure payment of workmen’s compensation, employment insurance or other forms of governmental insurance or benefits, (c) to secure performance in connection with tenders, leases of real property, environmental, land use or other governmental or regulatory permits, bids or contracts or (d) to secure (or in lieu of) surety or appeal bonds, and Liens made in the ordinary course of business for similar purposes;

•	any Lien granted in the ordinary course of business in connection with Financial Instrument Obligations;

•	any Lien created for the sole purpose of renewing or refunding any of the Liens described in the list above, provided that the Debt secured thereby shall not exceed the principal amount of Debt so secured at the time of such renewal or refunding, and that such renewal or refunding Lien shall be limited to all or any part of the same property which secured the Lien renewed or refunded;

•	Liens granted in connection with the securitization of marketable securities; and

•	Liens that would otherwise be prohibited by the foregoing clauses, provided that the aggregate Debt outstanding and secured pursuant to this clause does not at the time of granting the Lien exceed an amount equal to 10% of Consolidated Net Tangible Assets.

For greater certainty, the following do not constitute Liens securing payment of Debt:

•	all rights reserved to or vested in any governmental authority by the terms of any lease, license, franchise, grant or permit held by us or a Restricted Subsidiary, or by any statutory provision, to terminate any such lease, license, franchise, grant or permit, or to require annual or other periodic payments as a condition of the continuance thereof or to distrain against or to obtain a charge on any property or assets of ours or a Restricted Subsidiary in the event of failure to make any such annual or other periodic payment;

•	any Lien upon any Property in favour of any party to a joint development or operating agreement or any similar person paying all or part of the expenses of developing or conducting operations for the recovery, storage, treatment, transportation or sale of the mineral resources of the Property (or property or assets with which it is united) that secures the payment to such person of ours’ or a Restricted Subsidiary’s proportionate part of such development or operating expenses;

•	any acquisition by us or by any Restricted Subsidiary of any Property subject to any reservation or exception under the terms of which any vendor, lessor or assignor creates, reserves or excepts or has created, reserved or excepted an interest in precious metals or any other mineral or timber in place or the proceeds thereof; and

•	any conveyance or assignment whereby we or any Restricted Subsidiary conveys or assigns to any person or persons an interest in precious metals or any other mineral or timber in place or the proceeds thereof.

Consolidation, Amalgamation, Merger and Sale of Assets

The Indenture provides that we may, without the consent of any holder of Debt Securities, amalgamate with, consolidate with or merge with or into any other person or sell, transfer or lease all or substantially all of our properties and assets substantially as an entirety to another person, provided that:

•	the resulting, surviving or transferee person (the “successor company”) will be a corporation, partnership, limited liability company or trust organized and existing under the laws of the United States of America, any state thereof, the District of Columbia or the laws of Canada or any province or territory thereunder and the successor company (if not us) will expressly assume, by a supplemental indenture, executed and delivered to the trustee, in form reasonably satisfactory to the trustee, all of our obligations under the Debt Securities and the Indenture;

•	immediately after giving effect to such transaction, no default under the Indenture, and no event which, after notice or lapse of time or both, would become a default under the Indenture, shall have occurred and be continuing; and

•	we shall have delivered to the trustee an officers’ certificate and an opinion of counsel, each stating that the amalgamation, consolidation, merger or transfer and such supplemental indenture (if any) comply with the provisions of the Indenture.

The successor company will succeed to, and be substituted for, and may exercise every right and power of, us under the Indenture, but in the case of a sale, transfer or lease of substantially all our assets that results in the sale, assignment, conveyance, transfer or other disposition or assets constituting or accounting for less than 95% of our consolidated assets, revenue or net income (loss), we will not be released from the obligation to pay the principal of and interest on the Debt Securities.

If, as a result of any such transaction, any of our properties or assets or any properties or assets of any Subsidiary of NovaGold becomes subject to a Lien, then, unless such Lien could be created pursuant to the Indenture provisions described under the “Limitation on Liens” covenant above without equally and ratably securing the Debt Securities, we, simultaneously with or prior to such transaction, will cause the Debt Securities to be secured equally and ratably with or prior to the Debt secured by such Lien.

Additional Amounts

Unless otherwise specified in a Prospectus Supplement, all payments made by us under or with respect to the Debt Securities will be made free and clear of and without withholding or deduction for or on account of any present or future tax, duty, levy, impost, assessment or other governmental charge (including penalties, interest and other liabilities related thereto) imposed or levied by or on behalf of the Government of Canada or any province or territory thereof or by any authority or agency therein or thereof having power to tax (“Canadian Taxes”), unless we are required to withhold or deduct Canadian Taxes by law or by the interpretation or administration thereof. If we are so required to withhold or deduct any amount for or on account of Canadian Taxes from any payment made under or with respect to the Debt Securities, we will pay to each holder of such Debt Securities as additional interest such additional amounts (“Additional Amounts”) as may be necessary so that the net amount received by each such holder after such withholding or deduction (and after deducting any Canadian Taxes on such Additional Amounts) will not be less than the amount such holder would have received if such Canadian Taxes had not been withheld or deducted. However, no Additional Amounts will be payable with respect to a payment made to a Debt Securities holder (such holder, an “Excluded Holder”) in respect of the beneficial owner thereof:

•	with which we do not deal at arm’s length (within the meaning of the Income Tax Act (Canada)) at the time of making such payment;

•	which is subject to such Canadian Taxes by reason of the holder of the Debt Securities being a resident, domicile or national of, or engaged in business or maintaining a permanent establishment or other physical presence in or otherwise having some connection with Canada or any province or territory thereof otherwise than by the mere holding of Debt Securities or the receipt of payments thereunder; or

•	which is subject to such Canadian Taxes by reason of the holder of the Debt Securities failure to comply with any certification, identification, documentation or other reporting requirements if compliance is required by law, regulation, administrative practice or an applicable treaty as a precondition to exemption from, or a reduction in the rate of deduction or withholding of, such Canadian Taxes.

We will also (i) make such withholding or deduction; and (ii) remit the full amount deducted or withheld to the relevant authority in accordance with applicable law.

We will furnish to the holders of the Debt Securities, within 60 days after the date the payment of any Canadian Taxes is due pursuant to applicable law, certified copies of tax receipts or other documents evidencing such payment by us.

We will indemnify and hold harmless each holder of Debt Securities (other than an Excluded Holder) and upon written request reimburse each such holder for the amount, excluding any payment of Additional Amounts by us, of:

•	any Canadian Taxes levied or imposed and paid by such holder as a result of payments made under or with respect to the Debt Securities;

•	any liability (including penalties, interest and expenses) arising therefrom or with respect thereto; and

•	any Canadian Taxes imposed with respect to any reimbursement under clause (i) or (ii) of this paragraph, but excluding any such Canadian Taxes on such holder’s net income.

Wherever in the Indenture there is mentioned, in any context, the payment of principal (and premium, if any), interest or any other amount payable under or with respect to a debt security, such mention shall be deemed to include mention of the payment of Additional Amounts to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

Tax Redemption

Unless otherwise specified in a Prospectus Supplement, a series of Debt Securities will be subject to redemption at any time, in whole but not in part, at a redemption price equal to the principal amount thereof together with accrued and unpaid interest to the date fixed for redemption, upon the giving of a notice as described below, if we (or our successor) determine that (i) as a result of (A) any amendment to or change (including any announced prospective change) in the laws (or any regulations thereunder) of Canada (or our successor’s jurisdiction of organization) or of any political subdivision or taxing authority thereof or therein, as applicable, or (B) any amendment to or change in an interpretation or application of such laws or regulations by any legislative body, court, governmental agency or regulatory authority (including the enactment of any legislation and the publication of any judicial decision or regulatory determination), which amendment or change is announced or becomes effective on or after the date specified in the applicable Prospectus Supplement (or the date a party organized in a jurisdiction other than Canada or the United States becomes our successor), we have or will become obligated to pay, on the next succeeding date on which interest is due, additional amounts with respect to any debt security of such series as described under “Additional Amounts”, or (ii) on or after the date specified in the applicable Prospectus Supplement (or the date a party organized in a jurisdiction other than Canada or the United States becomes our successor), any action has been taken by any taxing authority of, or any decision has been rendered by a court of competent jurisdiction in, Canada (or our successor’s jurisdiction of organization) or any political subdivision or taxing authority thereof or therein, including any of those actions specified in (i) above, whether or not such action was taken or decision was rendered with respect to us, or any change, amendment, application or interpretation shall be officially proposed, which, in any such case, in the written opinion to us of legal counsel of recognized standing, will result in our becoming obligated to pay, on the next succeeding date on which interest is due, additional amounts with respect to any debt security of such series.

In the event that we elect to redeem a series of the Debt Securities pursuant to the provisions set forth in the preceding paragraph, we shall deliver to the Trustee a certificate, signed by an authorized officer, stating that we are entitled to redeem such series of the Debt Securities pursuant to their terms.

Notice of intention to redeem such series of our Debt Securities will be given not more than 60 nor less than 30 days prior to the date fixed for redemption and will specify the date fixed for redemption.

Provision of Financial Information

We will file with the Trustee, within 15 days after we file or furnish them with the SEC, copies of our annual reports and of the information, documents and other reports (or copies of such portions of any of the foregoing as the SEC may by rules and regulations prescribe) which we are required to file or furnish with the SEC pursuant to Section 13 or 15(d) of the Exchange Act. Notwithstanding that we may not remain subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act or otherwise report on an annual and quarterly basis on forms provided for such annual and quarterly reporting pursuant to rules and regulations promulgated by the SEC, we will continue to provide the Trustee:

•	within the time periods required for the filing of such forms by the SEC, annual reports on Form 40-F or Form 20-F, as applicable, or any successor form; and

•	within the time periods required for the filing or furnishing of such forms by the SEC, reports on Form 6-K (or any successor form), containing the information which, regardless of applicable requirements shall, at a minimum, contain such information required to be provided in quarterly reports under the laws of Canada or any province thereof to security holders of a corporation with securities listed on the Toronto Stock Exchange, whether or not we have any of our securities listed on such exchange. Each of such reports, to the extent permitted by the rules and regulations of the SEC, will be prepared in accordance with Canadian disclosure requirements and generally accepted accounting principles provided, however, that we shall not be obligated to file or furnish such reports with the SEC if the SEC does not permit such filings.

Events of Default

The following are summaries of events with respect to any series of our Debt Securities which will constitute an event of default with respect to the Debt Securities of that series:

(i) default in the payment of any interest on any debt security of that series or additional amounts payable in respect of any interest on any debt security of that series, when it becomes due and payable, and continuance of such default for a period of 30 days;

(ii) default in the payment of the principal of (or premium, if any, on) or any additional amounts payable in respect of any principal of (or premium, if any, on) any debt security of that series when it becomes due and payable;

(iii) default in the performance, or breach, of any covenant or warranty in the Indenture in respect of the Debt Securities of that series, and continuance of such default or breach for a period of 90 days after written notice has been given to us by the Trustee or by the holders of at least 25% in principal amount of all outstanding Debt Securities of any series affected thereby;

(iv) default under any bond, note, debenture or other evidence of Debt of or guaranteed by NovaGold or a Restricted Subsidiary or under any mortgage, indenture or other instrument of NovaGold or a Restricted Subsidiary under which there may be issued or by which there may be secured or evidenced any indebtedness of NovaGold or a Restricted Subsidiary which results in the acceleration of such indebtedness in an aggregate principal amount exceeding US$15,000,000 (or the equivalent thereof in any other currency or currency unit) but only if such indebtedness is not discharged or such acceleration is not rescinded or annulled within 30 days after notice to NovaGold by the Trustee or to NovaGold and the Trustee by the holders of at least a majority of the aggregate principal amount of the outstanding debt securities of such series;

(v) certain events in bankruptcy, insolvency, assignment for the benefit of creditors or analogous process have occurred with respect to us; or

(vi) any other events of default provided with respect to Debt Securities of that series.

If an event of default occurs and is continuing with respect to Debt Securities of any series, unless the principal of all of the Debt Securities of that series shall have already become due and payable, the Trustee may, in its discretion, and shall upon request in writing made by the holders of not less than 25% in principal amount of the outstanding Debt Securities of that series, declare the principal of (and premium, if any, on) all the outstanding Debt Securities of that series and the interest accrued thereon and all other money, if any, owing under the provisions of the Indenture in respect of those Debt Securities to be due and payable immediately on demand.

Reference is made to the Prospectus Supplement relating to each series of the Debt Securities which are original issue discount Debt Securities for the particular provisions relating to acceleration of the maturity of a portion of the principal amount of such original issue discount securities upon the occurrence of any event of default and the continuation thereof.

Subject to certain limitations set forth in the Indenture, the holders of a majority in principal amount of the outstanding Debt Securities of all series affected by an event of default shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, with respect to the Debt Securities of all series affected by such event of default.

No holder of a debt security of any series will have any right to institute any proceeding with respect to the Indenture, or for the appointment of a receiver or a Trustee, or for any other remedy thereunder, unless:

•	such holder has previously given to the Trustee written notice of a continuing event of default with respect to the Debt Securities of such series affected by such event of default;

•	the holders of at least 25% in aggregate principal amount of the outstanding Debt Securities of such series (voting as one class) affected by such event of default have made written request, and such holder or holders have offered reasonable indemnity, to the Trustee to institute such proceeding as Trustee; and

•	the Trustee has failed to institute such proceeding, and has not received from the holders of a majority in aggregate principal amount of the outstanding Debt Securities of such series affected by such event of default a direction inconsistent with such request, within 60 days after such notice, request and offer.

However, such above-mentioned limitations do not apply to a suit instituted by the holder of a debt security for the enforcement of payment of the principal of or any premium, if any, or interest on such debt security on or after the applicable due date specified in such debt security.

We will annually furnish to the Trustee a statement by certain of our officers as to whether or not NovaGold, to the best of their knowledge, is in compliance with all conditions and covenants of the Indenture and, if not, specifying all such known defaults. We will also be required under the Indenture to notify the Trustee as soon as practicable upon becoming aware of any event of default.

Defeasance

Unless otherwise specified in the applicable Prospectus Supplement, the Indenture provides that, at our option, we will be discharged from any and all obligations in respect of the outstanding Debt Securities of any series upon irrevocable deposit with the Trustee, in trust, of money and/or government securities which will provide money in an amount sufficient in the opinion of a nationally recognized firm of independent chartered accountants to pay the principal of and premium, if any, and each instalment of interest on the outstanding Debt Securities of such series (hereinafter referred to as a “Defeasance”) (except with respect to the authentication, transfer, exchange or replacement of our Debt Securities or the maintenance of a place of payment and certain other obligations set forth in the Indenture). Such trust may only be established if, among other things:

•	we have delivered to the Trustee an opinion of counsel in the United States stating that (a) NovaGold has received from, or there has been published by, the Internal Revenue Service a ruling, or (b) since the date of execution of the Indenture, there has been a change in the applicable U.S. federal income tax law, in either case to the effect that the holders of the outstanding Debt Securities of such series will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such Defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Defeasance had not occurred;

•	we have delivered to the Trustee an opinion of counsel in Canada or a ruling from Canada Customs and Revenue Agency to the effect that the holders of the outstanding Debt Securities of such series will not recognize income, gain or loss for Canadian federal or provincial income or other tax purposes as a result of such Defeasance and will be subject to Canadian federal or provincial income and other tax on the same amounts, in the same manner and at the same times as would have been the case had such Defeasance not occurred (and for the purposes of such opinion, such Canadian counsel shall assume that holders of the outstanding Debt Securities of such series include holders who are not resident in Canada);

•	we are not an “insolvent person” within the meaning of the Bankruptcy and Insolvency Act (Canada) on the date of such deposit or at any time during the period ending on the 91st day following such deposit;

•	no event of default or event that, with the passing of time or the giving of notice, or both, shall constitute an event of default shall have occurred and be continuing on the date of such deposit; and

•	other customary conditions precedent are satisfied.

We may exercise our Defeasance option notwithstanding our prior exercise of our Covenant Defeasance option described in the following paragraph if we meet the conditions described in the preceding sentence at the time we exercise the Defeasance option.

The Indenture provides that, at our option, unless and until we have exercised our Defeasance option described in the preceding paragraph, we may omit to comply with the “Limitation on Liens” and “Consolidation, Amalgamation, Merger and Sale of Assets” covenants and certain other covenants and such omission shall not be deemed to be an event of default under the Indenture and its outstanding Debt Securities upon irrevocable deposit with the Trustee, in trust, of money and/or government securities which will provide money in an amount sufficient in the opinion of a nationally recognized firm of independent chartered accountants to pay the principal of and premium, if any, and each instalment of interest, if any, on the outstanding Debt Securities (hereinafter referred to as “Covenant Defeasance”). If we exercise our Covenant Defeasance option, the obligations under the Indenture other than with respect to such covenants and the events of default other than with respect to such covenants shall remain in full force and effect. Such trust may only be established if, among other things:

•	we have delivered to the Trustee an opinion of counsel in the United States to the effect that the holders of the outstanding Debt Securities will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such Covenant Defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

•	we have delivered to the Trustee an opinion of counsel in Canada or a ruling from Canada Customs and Revenue Agency to the effect that the holders of the outstanding Debt Securities will not recognize income, gain or loss for Canadian federal or provincial income or other tax purposes as a result of such Covenant Defeasance and will be subject to Canadian federal or provincial income and other tax on the same amounts, in the same manner and at the same times as would have been the case had such Covenant Defeasance not occurred (and for the purposes of such opinion, such Canadian counsel shall assume that holders of our outstanding Debt Securities include holders who are not resident in Canada);

•	we are not an “insolvent person” within the meaning of the Bankruptcy and Insolvency Act (Canada) on the date of such deposit or at any time during the period ending on the 91st day following such deposit;

•	no event of default or event that, with the passing of time or the giving of notice, or both, shall constitute an event of default shall have occurred and be continuing on the date of such deposit; and

•	other customary conditions precedent are satisfied.

Modification and Waiver

Modifications and amendments of the Indenture may be made by us and the Trustee with the consent of the holders of a majority in principal amount of the outstanding Debt Securities of each series issued under the Indenture affected by such modification or amendment (voting as one class); provided, however, that no such modification or amendment may, without the consent of the holder of each outstanding debt security of such affected series:

•	change the stated maturity of the principal of, or any instalment of interest, if any, on any debt security;

•	reduce the principal amount of, or the premium, if any, or interest rate, if any, on any debt security;

•	change the place of payment;

•	change the currency or currency unit of payment of principal of (or premium, if any) or interest, if any, on any debt security;

•	impair the right to institute suit for the enforcement of any payment on or with respect to any debt security;

•	reduce the percentage of principal amount of outstanding Debt Securities of such series, the consent of the holders of which is required for modification or amendment of the applicable Indenture or for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults; or

•	modify any provisions of the Indenture relating to the modification and amendment of the Indenture or the waiver of past defaults or covenants except as otherwise specified in the Indenture.

The holders of a majority in principal amount of the outstanding Debt Securities of any series may on behalf of the holders of all Debt Securities of that series waive, insofar as that series is concerned, compliance by us with certain restrictive provisions of the Indenture. The holders of a majority in principal amount of outstanding Debt Securities of any series may waive any past default under the Indenture with respect to that series, except a default in the payment of the principal of (or premium, if any) and interest, if any, on any debt security of that series or in respect of a provision which under the Indenture cannot be modified or amended without the consent of the holder of each outstanding debt security of that series. The Indenture or the Debt Securities may be amended or supplemented, without the consent of any holder of such Debt Securities, in order to, among other things, cure any ambiguity or inconsistency or to make any change that, in each case, does not adversely affect the rights of any holder of such Debt Securities.

Resignation of Trustee

The Trustee may resign or be removed with respect to one or more series of the Debt Securities and a successor Trustee may be appointed to act with respect to such series. In the event that two or more persons are acting as Trustee with respect to different series of Debt Securities, each such Trustee shall be a Trustee of a trust under the Indenture separate and apart from the trust administered by any other such Trustee, and any action described herein to be taken by the “Trustee” may then be taken by each such Trustee with respect to, and only with respect to, the one or more series of Debt Securities for which it is Trustee.

Consent to Jurisdiction and Service

Under the Indenture, we will irrevocably appoint CT Corporation System, 111 8th Avenue, 13th Floor, New York, New York 10011, as our authorized agent for service of process in any suit or proceeding arising out of or relating to the Debt Securities or the Indenture and for actions brought under federal or state securities laws in any federal or state court located in the Borough of Manhattan in The City of New York, and we irrevocably submit to the non-exclusive jurisdiction of such courts.

Governing Law

Our Debt Securities and the Indenture will be governed by and construed in accordance with the laws of the State of New York.

Enforceability of Judgments

Since a significant portion of all of our assets, as well as the assets of a number of our directors and officers, are outside the United States, any judgment obtained in the United States against us or certain of our directors or officers, including judgments with respect to the payment of principal on any Debt Securities, may not be collectible within the United States.

We have been informed by Blake, Cassels & Graydon LLP that the laws of the Province of British Columbia and the federal laws of Canada applicable therein permit an action to be brought in a court of competent jurisdiction in the Province of British Columbia on any final and conclusive judgment in personam of any federal or state court located in the State of New York (hereinafter referred to as a “New York Court”) against us, which judgment is subsisting and unsatisfied for a sum certain with respect to the enforceability of the Indenture and our Debt Securities that is not impeachable as void or voidable under the internal laws of the State of New York if:

•	the New York Court rendering such judgment had jurisdiction over the judgment debtor, as recognized by the courts of the Province of British Columbia or the federal courts of Canada (and submission by us in the Indenture to the jurisdiction of the New York Court will be sufficient for that purpose with respect to our Debt Securities);

•	such judgment was not obtained by fraud or in a manner contrary to natural justice and the enforcement thereof would not be inconsistent with public policy, as such terms are understood under the laws of the Province of British Columbia, the federal laws of Canada or contrary to any order made by the Attorney General of Canada under the Foreign Extraterritorial Measures Act (Canada) or by the Competition Tribunal under the Competition Act (Canada);

•	the enforcement of such judgment would not be contrary to the laws of general application limiting the enforcement of creditors’ rights including bankruptcy, reorganization, winding up, moratorium and similar laws and does not constitute, directly or indirectly, the enforcement of foreign revenue, expropriatory or penal laws in the Province of British Columbia or any applicable federal laws in Canada;

•	no new admissible evidence relevant to the action is discovered prior to the rendering of judgment by the court in the Province of British Columbia or a federal court of Canada;

•	interest payable on our Debt Securities is not characterized by a court in the Province of British Columbia as interest payable at a criminal rate within the meaning of section 347 of the Criminal Code (Canada); and

•	the action to enforce such judgment is commenced within the appropriate limitation period except that any court in the Province of British Columbia or federal court of Canada may only give judgment in Canadian dollars.

We have been advised by such counsel that there is doubt as to the enforceability in Canada in original actions, or in motions to enforce judgments of U.S. courts, of civil liabilities predicated solely upon U.S. federal securities laws.

DESCRIPTION OF WARRANTS

This section describes the general terms that will apply to any Warrants for the purchase of common shares (the “Equity Warrants”) or for the purchase of Debt Securities (the “Debt Warrants”).

Warrants may be offered separately or together with other Securities, as the case may be. Each series of Warrants will be issued under a separate Warrant indenture to be entered into between the Company and one or more banks or trust companies acting as Warrant agent. The applicable Prospectus Supplement will include details of the Warrant agreements covering the Warrants being offered. The Warrant agent will act solely as the agent of the

Company and will not assume a relationship of agency with any holders of Warrant certificates or beneficial owners of Warrants. The following sets forth certain general terms and provisions of the Warrants offered under this Prospectus. The specific terms of the Warrants, and the extent to which the general terms described in this section apply to those Warrants, will be set forth in the applicable Prospectus Supplement.

Equity Warrants

The particular terms of each issue of Equity Warrants will be described in the related Prospectus Supplement. This description will include, where applicable:

•	the designation and aggregate number of Equity Warrants;

•	the price at which the Equity Warrants will be offered;

•	the currency or currencies in which the Equity Warrants will be offered;

•	the designation and terms of the common shares purchasable upon exercise of the Equity Warrants;

•	the date on which the right to exercise the Equity Warrants will commence and the date on which the right will expire;

•	the number of common shares that may be purchased upon exercise of each Equity Warrant and the price at which and currency or currencies in which the common shares may be purchased upon exercise of each Equity Warrant;

•	the designation and terms of any Securities with which the Equity Warrants will be offered, if any, and the number of the Equity Warrants that will be offered with each Security;

•	the date or dates, if any, on or after which the Equity Warrants and the related Securities will be transferable separately;

•	whether the Equity Warrants will be subject to redemption or call and, if so, the terms of such redemption or call provisions;

•	material United States and Canadian tax consequences of owning the Equity Warrants; and

•	any other material terms or conditions of the Equity Warrants.

Debt Warrants

The particular terms of each issue of Debt Warrants will be described in the related Prospectus Supplement. This description will include, where applicable:

•	the designation and aggregate number of Debt Warrants;

•	the price at which the Debt Warrants will be offered;

•	the currency or currencies in which the Debt Warrants will be offered;

•	the aggregate principal amount, currency or currencies, denominations and terms of the series of Debt Securities that may be purchased upon exercise of the Debt Warrants;

•	the designation and terms of any Securities with which the Debt Warrants are being offered, if any, and the number of the Debt Warrants that will be offered with each Security;

•	the date or dates, if any, on or after which the Debt Warrants and the related Securities will be transferable separately;

•	the principal amount of Debt Securities that may be purchased upon exercise of each Debt Warrant and the price at which and currency or currencies in which that principal amount of Securities may be purchased upon exercise of each Debt Warrant;

•	the date on which the right to exercise the Debt Warrants will commence and the date on which the right will expire;

•	the minimum or maximum amount of Debt Warrants that may be exercised at any one time;

•	whether the Debt Warrants will be subject to redemption or call, and, if so, the terms of such redemption or call provisions;

•	material United States and Canadian tax consequences of owning the Debt Warrants; and

•	any other material terms or conditions of the Debt Warrants.

DESCRIPTION OF SHARE PURCHASE CONTRACTS AND SHARE PURCHASE OR EQUITY UNITS

The Company may issue share purchase contracts, including contracts obligating holders to purchase from the Company, and the Company to sell to the holders, a specified number of Equity Securities, at a future date or dates, or similar contracts issued on a “prepaid” basis (in each case, “Share Purchase Contracts”). The price per Equity Security and the number of Equity Securities may be fixed at the time the Share Purchase Contracts are issued or may be determined by reference to a specific formula set forth in the Share Purchase Contracts. The Share Purchase Contracts will require either the share purchase price be paid at the time the Share Purchase Contracts are issued or that payment be made at a specified future date. The Share Purchase Contracts may be issued separately or as part of units consisting of a Share Purchase Contract and Debt Securities or obligations of third parties (including U.S. treasury securities) (the “Share Purchase or Equity Units”), and may, or may not serve as collateral for a holder’s obligations. The Share Purchase Contracts may require holders to secure their obligations thereunder in a specified manner. The Share Purchase Contracts also may require the Company to make periodic payments to the holders of the Share Purchase Contracts or vice versa, and such payments may be unsecured or refunded on some basis.

The applicable Prospectus Supplement will describe the terms of the Share Purchase Contracts or Share Purchase or Equity Units. The description in the Prospectus Supplement will not necessarily be complete, and reference will be made to the Share Purchase Contracts, and, if applicable, collateral, depositary or custodial arrangements, relating to the Share Purchase Contracts or Share Purchase or Equity Units. Material United States and Canadian federal income tax considerations applicable to the holders of the Share Purchase or Equity Units and the Share Purchase Contracts will also be discussed in the applicable Prospectus Supplement.

DENOMINATIONS, REGISTRATION AND TRANSFER

The Securities will be issued in fully registered form without coupons attached in either global or definitive form and in denominations and integral multiples as set out in the applicable Prospectus Supplement (unless otherwise provided with respect to a particular series of Debt Securities pursuant to the provisions of the Trust Indenture, as supplemented by a supplemental indenture). Other than in the case of book-entry only Securities, Securities may be presented for registration of transfer (with the form of transfer endorsed thereon duly executed) in the city specified for such purpose at the office of the registrar or transfer agent designated by the Company for such purpose with respect to any issue of Securities referred to in the Prospectus Supplement. No service charge will be made for any transfer, conversion or exchange of the Securities but the Company may require payment of a sum to cover any transfer tax or other governmental charge payable in connection therewith. Such transfer, conversion or exchange will be effected upon such registrar or transfer agent being satisfied with the documents of title and the identity of the person making the request. If a Prospectus Supplement refers to any registrar or transfer agent designated by the Company with respect to any issue of Securities, the Company may at any time rescind the designation of any such registrar or transfer agent and appoint another in its place or approve any change in the location through which such registrar or transfer agent acts.

In the case of book-entry only Securities, a global certificate or certificates representing the Securities will be held by a designated depository for its participants. The Securities must be purchased or transferred through such participants, which includes securities brokers and dealers, banks and trust companies. The depository will establish and maintain book-entry accounts for its participants acting on behalf of holders of the Securities. The interests of such holders of Securities will be represented by entries in the records maintained by the participants. Holders of

Securities issued in book-entry only form will not be entitled to receive a certificate or other instrument evidencing their ownership thereof, except in limited circumstances. Each holder will receive a customer confirmation of purchase from the participants from which the Securities are purchased in accordance with the practices and procedures of that participant.

PLAN OF DISTRIBUTION

The Company may sell the Securities to or through underwriters or dealers, and also may sell Securities to one or more other purchasers directly or through agents. Each Prospectus Supplement will set forth the terms of the offering, including the name or names of any underwriters or agents, the purchase price or prices of the Securities and the proceeds to the Company from the sale of the Securities.

The Securities may be sold, from time to time in one or more transactions at a fixed price or prices which may be changed or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The prices at which the Securities may be offered may vary as between purchasers and during the period of distribution. If, in connection with the offering of Securities at a fixed price or prices, the underwriters have made a bona fide effort to sell all of the Securities at the initial offering price fixed in the applicable Prospectus Supplement, the public offering price may be decreased and thereafter further changed, from time to time, to an amount not greater than the initial public offering price fixed in such Prospectus Supplement, in which case the compensation realized by the underwriters will be decreased by the amount that the aggregate price paid by purchasers for the Securities is less than the gross proceeds paid by the underwriters to the Company.

Underwriters, dealers and agents who participate in the distribution of the Securities may be entitled under agreements to be entered into with the Company to indemnification by the Company against certain liabilities, including liabilities under the U.S. Securities Act of 1933 and Canadian securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. Such underwriters, dealers and agents may be customers of, engage in transactions with, or perform services for, the Company in the ordinary course of business.

In connection with any offering of Securities, the underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Securities offered at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

LEGAL MATTERS

Certain legal matters in connection with the Securities offered hereby will be passed upon on behalf of the Company by Blake, Cassels & Graydon LLP with respect to Canadian legal matters, and by Dorsey & Whitney LLP with respect to U.S. legal matters and, except as otherwise set forth in any Prospectus Supplement, on behalf of any underwriters by McCarthy Tétrault LLP with respect to Canadian legal matters, and by Skadden, Arps, Slate, Meagher & Flom LLP with respect to U.S. legal matters.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of the Company are PricewaterhouseCoopers LLP of Vancouver, British Columbia. The transfer agent and registrar for the Company’s common shares in Canada is Computershare Investor Services Inc. at its principal offices in Vancouver, British Columbia and Toronto, Ontario. The co-transfer agent and registrar for the Company’s common shares in the United States is Computershare Trust Company Inc. at its office in Denver, Colorado.

INTEREST OF EXPERTS

None of Blake, Cassels & Graydon LLP, Canadian counsel to the Company, or AMEC Americas Limited, AMEC Engineering and Construction Services Inc., Norwest Corporation, Hatch Ltd., Resource Modeling Inc., SRK Consulting (US) Inc., Stanton Dodd, Kevin Francis, Scott Petsel, Lynton Gormely, Mike Lechner, Bruce Rustad, Bruce Davis, Robert Sim, Gordon Doerksen or Harry Parker, each being companies or persons who have prepared reports relating to the Company’s mineral properties, or any director, officer, employee or partner thereof, as applicable, received or has received a direct or indirect interest in the property of the Company or of any associate or affiliate of the Company. As at the date hereof, the aforementioned persons, and the directors, officers, employees and partners, as applicable, of each of the aforementioned companies and partnerships beneficially own, directly or indirectly, in the aggregate, less than one percent of the securities of the Company.

Information relating to the Company’s mineral properties in this Prospectus and the documents incorporated by reference herein has been derived from reports prepared by AMEC Americas Limited, AMEC Engineering and Construction Services Inc., Norwest Corporation, Hatch Ltd., Resource Modeling Inc., SRK Consulting (US) Inc., Stanton Dodd, Kevin Francis, Scott Petsel, Lynton Gormely, Mike Lechner, Bruce Rustad, Bruce Davis, Robert Sim, Gordon Doerksen or Harry Parker and has been included in reliance on such person’s expertise.

The auditors of the Company are PricewaterhouseCoopers LLP, Chartered Accountants, of Vancouver, British Columbia. PricewaterhouseCoopers LLP, Chartered Accountants, report that they are independent of the Company in accordance with the rule of professional conduct in British Columbia, Canada. PricewaterhouseCoopers LLP is registered with the Public Company Accounting Oversight Board.

Neither the aforementioned persons, nor any director, officer, employee or partner, as applicable, of the aforementioned companies or partnerships is currently expected to be elected, appointed or employed as a director, officer or employee of the Company or of any associate or affiliate of the Company.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Secretary of the Company at Suite 2300, 200 Granville Street, Vancouver, British Columbia, Canada, V6C 1S4, telephone: (604) 669-6227. These documents are also available through the internet on SEDAR which can be accessed on line at www.sedar.com. For the purpose of the Province of Québec, this Prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Secretary of the Company at the above-mentioned address and telephone number. The following documents filed with the securities commissions or similar authorities in Canada are specifically incorporated by reference into, and form an integral part, of this Prospectus:

(a) annual information form of the Company for the year ended November 30, 2006, dated February 27, 2007 (the “Annual Information Form”);

(b) audited comparative consolidated financial statements of the Company for the years ended November 30, 2006 and 2005 together with the notes thereto and the auditors’ report thereon, including management’s discussion and analysis for the year ended November 30, 2006;

(c) management information circular of the Company dated April 28, 2006 prepared in connection with the Company’s annual and special meeting of shareholders held on May 31, 2006;

(d) material change report, dated December 15, 2006, announcing the approval of a new Shareholder Rights Plan, to take effect December 7, 2006, the day following the expiry of Barrick’s takeover bid; and

(e) material change report, dated February 20, 2007, announcing that the Galore Creek copper-gold-silver project in northwestern British Columbia is rapidly advancing toward the start of construction in the second quarter of 2007, upon receipt of permits. The project is in the last stages of permitting, with the final public comment and review period underway. Final assay results from the 2006 drilling program have been received, and a resource update is targeted for the end of the first quarter.

Any material change reports (excluding confidential material change reports), any interim and annual consolidated financial statements and related management discussion and analysis, information circulars (excluding those portions that, pursuant to National Instrument 44-101 of the Canadian Securities Administrators, are not required to be incorporated by reference herein), any business acquisition reports, any news releases or public communications containing financial information about the Company for a financial period more recent than the periods for which financial statements are incorporated herein by reference, and any other disclosure documents required to be filed pursuant to an undertaking to a provincial or territorial securities regulatory authority that are filed by the Company with various securities commissions or similar authorities in Canada after the date of this Prospectus and prior to the termination of this offering under any Prospectus Supplement, shall be deemed to be incorporated by reference in this Prospectus. In addition, to the extent indicated in any Report on Form 6-K furnished to the SEC or in any Report on Form 40-F filed with the SEC, any information included therein shall be deemed to be incorporated by reference in this Prospectus.

Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not constitute a part of this Prospectus, except as so modified or superseded.

A Prospectus Supplement containing the specific terms of an offering of Securities, updated disclosure of earnings coverage ratios, if applicable, and other information relating to the Securities, will be delivered to prospective purchasers of such Securities together with this Prospectus and the applicable Prospectus Supplement and will be deemed to be incorporated into this Prospectus as of the date of such Prospectus Supplement only for the purpose of the offering of the Securities covered by that Prospectus Supplement.

Upon a new annual information form and the related annual financial statements being filed by the Company with, and, where required, accepted by, the applicable securities commissions or similar regulatory authorities during the currency of this Prospectus, the previous annual information form, the previous annual financial statements and all quarterly financial statements, material change reports and information circulars filed prior to the commencement of the Company’s financial year in which the new annual information form is filed shall be deemed no longer to be incorporated into this Prospectus for purposes of further offers and sales of Securities hereunder.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been or will be filed with the SEC as part of the registration statement of which this prospectus forms a part: the documents referred to under the heading “Documents Incorporated by Reference”; consent of PricewaterhouseCoopers LLP; consent of Blake, Cassels & Graydon LLP; consents of AMEC Americas Limited, AMEC Engineering and Construction Services Inc., Norwest Corporation, Hatch Ltd., Resource Modeling Inc., SRK Consulting (US) Inc., Stanton Dodd, Kevin Francis, Lynton Gormely, Mike Lechner, Bruce Rustad, Bruce Davis, Robert Sim, Gordon Doerksen, Scott Petsel and Harry Parker; powers of attorney from directors and officers of NovaGold; the Indenture between Registrant and The Bank of New York, as Trustee; and the Statement of Eligibility under the Trust Indenture Act of 1939 on form T-1 of the Bank of New York.

ADDITIONAL INFORMATION

The Company has filed with the SEC a registration statement on Form F-10 relating to the Securities. This Prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement, certain items of which are contained in the exhibits to the registration statement as permitted by the rules and regulations of the SEC. Statements included or incorporated by reference in this Prospectus about the contents of any contract, agreement or other documents referred to are not necessarily complete, and in each instance you should refer to the exhibits for a more complete description of the matter involved. Each such statement is qualified in its entirety by such reference.

The Company is subject to the information requirements of the U.S. Securities Exchange Act of 1934 (the “U.S. Exchange Act”) and applicable Canadian securities legislation, and in accordance therewith files reports and other information with the SEC and with the securities regulators in Canada. Under a multijurisdictional disclosure system adopted by the United States, documents and other information that the Company files with the SEC may be prepared in accordance with the disclosure requirements of Canada, which are different from those of the United States. As a foreign private issuer, the Company is exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and its officers, directors and principal shareholders are exempt from the reporting and shortswing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. In addition, the Company is not required to publish financial statements as promptly as U.S. companies.

You may read any document that the Company has filed with the SEC at the SEC’s public reference room in Washington, D.C. You may also obtain copies of those documents from the public reference room of the SEC at 100 F Street, N.E., Washington, D.C. 20549 by paying a fee. You should call the SEC at 1-800-SEC-0330 or access its website at www.sec.gov for further information about the public reference rooms. You may read and download some of the documents the Company has filed with the SEC’s Electronic Data Gathering and Retrieval system at www.sec.gov. You may read and download any public document that the Company has filed with the Canadian securities regulatory authorities at www.sedar.com.

ENFORCEABILITY OF CIVIL LIABILITIES

The Company is a corporation existing under the Companies Act (Nova Scotia). Many of the Company’s directors and officers, and some of the experts named in this Prospectus, are residents of Canada or otherwise reside outside the United States, and all or a substantial portion of their assets, and a substantial portion of the Company’s assets, are located outside the United States. The Company has appointed an agent for service of process in the United States, but it may be difficult for holders of common shares who reside in the United States to effect service within the United States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for holders of common shares who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon the Company’s civil liability and the civil liability of its directors, officers and experts under the United States federal securities laws. The Company has been advised by its Canadian counsel, Blake, Cassels & Graydon LLP, that a judgment of a United States court predicated solely upon civil liability under United States federal securities laws or the securities or “blue sky” laws of any state within the United States, would probably be enforceable in Canada if the United States court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. The Company has also been advised by Blake, Cassels & Graydon LLP, however, that there is substantial doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon United States federal securities laws.

The Company filed with the SEC, concurrently with its registration statement on Form F-10 of which this Prospectus is a part, an appointment of agent for service of process on Form F-X. Under the Form F-X, the Company appointed CT Corporation System as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving the Company in a United States court arising out of or related to or concerning the offering of the common shares under this Prospectus.

12,500,000 Shares

NovaGold Resources Inc.

Common Shares

PROSPECTUS SUPPLEMENT
April 19, 2007

Citi	RBC Capital Markets
Scotia Capital

Cormark Securities	MGI Securities